UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02020203

NO ACT
P.E 12-18-01
1-14201

February 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2002

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated December 18, 2001

Dear Mr. Kyle:

This is in response to your letters dated December 18, 2001, January 29, 2002 and January 31, 2002, concerning the shareholder proposals submitted to Sempra Energy by Chris Rossi, John J. Gilbert, and Ray T. & Veronica G. Chevedden. We also have received letters on behalf of the proponents dated December 31, 2001, January 16, 2002, January 20, 2002 and February 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

The Ray T. Chevedden and Veronica G. Chevedden Family Trust
5965 S. Citrus Avenue
Los Angeles, CA 90043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

John J. Gilbert
29 East 64th Street
New York, NY 10021-7043

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request. It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.

This is in addition to the January 20, 2002 response to the company no action request
The following may be weaknesses in the company attempt to meet its burden of proof:

1)This notice regarding John J. Gilbert's brother Lewis D. Gilbert is evidence of the two persons named in the Deutche Bank Letter:
Margot K. Gilbert Frank
and
John Gilbert

2)The attached article gives evidence of the Gilbert Family's long-standing interest in corporate governance.
3)The company has provided no evidence to challenge that Mr. John Gilbert has long-standing independent views on corporate governance.
4)The company has provided no evidence that it would be a company public relation coup d'état to exclude a long-standing supporter of corporate governance based on the position of discernable certain bytes in a broker letter.

5) Company good boy/bad boy script:
For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
6) The company furthermore omitted that it earlier reached more than one written agreement with the undersigned on company corporate governance.
7) It is believed that the company did not make pejorative statements in this on any shareholder proposals that the undersigned had handled communication.

8) Company agreements negotiated with the undersigned involved Batchelder & Partners, Inc. and Relational Investors LLC.

9) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
10) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association.
11) The company does not cite a line in rule 14a-8 that declares that certain stock market investors are forbidden to associate with other stock market investors.
12) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.

13) The company does not claim that it tracked the proposals that were published without a challenge.
14) The company does not claim that it tracked all proposals that were published and the challenge failed.
15) The company does not claim or supply evidence that its sample includes all the proposals submitted in any particular year that were unsuccessfully challenged.
16) The company takes a limited sample with the red flag qualifier of stating at least a certain number which excludes many successful proposals.
17) The company improperly compares a Boeing case with the TRW case. The Boeing case was decided solely on the ordinary business issue.

18) The company does not elaborate on how it became an expert in predicting the Staff response to *what-if* scenarios in other staff no action views.
19) The company appears to claim that it had absolutely no responsibility for the 2001 California energy crises.
20) The company does not explain the grounds for submitting a set of interrogatory-type questions to proponents of shareholder proposals and to claim an advantage for doing so.
21) Fallacy:
The company appears to claim that the 2001 California energy crises was simply an example of the company being dealt a bad hand.
22) That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.

23) Company fallacy:
That perhaps the company, which spends significant sums on lobbying public officials, simply had zero-involvement with the 1996 deregulation legislation that contributed to the energy crises.
24) The company appears to claim that statistics hide the "true story."
25) In contradiction, the company further claims that purportedly its own interpretation of selected statistics is the "true story."
26) Company fallacy:
Ignorance is a company asset under rule 14a-8. The company appears to claim that it is ignorant of its own 2001 submittals to the Securities and Exchange Commission that disclose the text the company used in its vote-no campaign against shareholder proposals.

27) The company appears to claim that it is important to spend time on text that the company does not or cannot challengeon a factual basis.

28) The company apparently does not understand:
Margo K. Gilbert Frank
John Gilbert
TTEES U/W/O Caston J. Gilbert
means that John Gilbert has authority.

29) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.

30) Double standard:
The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.

31) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

Lewis Gilbert, 86, Advocate of Shareholder Rights

N.Y. TIMES By LEONARD SLOANE Dec. 8, 1993

Lewis D. Gilbert, an advocate of shareowner rights and one of the first gadflies to speak out at annual meetings on behalf of small stockholders, died yesterday at Lenox Hill Hospital. He was 86 and lived in Manhattan.

The cause of death was a heart ailment, said his brother, John J., who worked with Lewis for 40 years in publishing an annual compendium of stockholder activities at corporate meetings.

Mr. Gilbert, who attended 100 or more annual meetings for more than 50 years, fought to bring what he called corporate democracy to major American corporations. By persistently questioning chief executive officers — some of them considered it badgering — he succeeded in getting more companies to hold annual meetings in accessible locations, to issue post-meeting reports, to limit stock options for executives and to require their auditors to attend the meetings.

'A Lonely Voice'

"A lot of the ideas that the Gilberts pushed for for many years to make boards accountable to shareholders have become real," said James E. Heard, the president of Institutional Shareholder Services, which advises large institutions on voting at annual meetings. "They were a lonely voice out there for a long time and a lot of what they were saying has relevance today."

Lewis Dusenberry Gilbert, who was financially independent as a result of inheritances from his parents and grandparents, was born in Palo Alto, Calif. He worked briefly as a reporter for weekly newspapers in the New York metropolitan area. In 1933, he went to his first annual meeting at the Consolidated Gas Company, which later became part of Consolidated Edison.

"I expected to be welcomed cordially and to be treated like one of the owners," he later said. "I got up to ask a question, but before I had a chance to say anything, one of the officers sitting in the back of the room made a motion to adjourn."

As a result of that experience, Mr. Gilbert undertook a crusade to make corporate executives more responsive to the stockholders who owned their corporations. Despite being cold-shouldered by many managements and hissed by some other shareholders, he continued to appear regularly at annual meetings to voice his views. He attended his last annual meetings in 1992.

Small Blocks of Stock

At the peak of his influence, Mr. Gilbert, with his family, owned relatively small blocks of stock in about 1,500 corporations. He once said that he and his brother live on "dividends and interest — just like everyone else."

Mr. Gilbert's very appearance at an annual meeeting often had an upsetting effect on many chief executives, including one who told him to "drop dead" and another who threatened him with a punch in the nose. The motions he proposed from the floor were frequently defeated, but he also won victories on such matters as updated accounting procedures and cumulative voting for directors.

Mr. Gilbert, who was an Army Corporal in World War II, did battle with Generals Douglas MacArthur and Lucius D. Clay when he discovered that they did not own shares of companies of which they were directors, Remington Rand and Marine Midland. Both generals bought stock in those corporations after Mr. Gilbert's remarks.

He also crossed swords with former New York Gov. Thomas E. Dewey, who at one time served as special counsel for the New York Central Railroad and at a 1957 meeting told Mr. Gilbert to "shut up."

The annual report of activities by stockholders at annual meetings, issued by Lewis D. and John J. Gilbert Corporate Democracy Inc., was published until 1979. Lewis Gilbert also wrote a book about corporate democracy, "Dividends and Democracy," in 1956.

Mr. Gilbert is survived by his brother.



Lewis D. Gilbert

Deutsche Banc Alex. Brown

Deutsche Bank

DB Alex. Brown LLC
280 Park Avenue, 3rd Floor
New York, NY 10017

November 29, 2001

Margot R. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J Gilbert
29 East 64th Street #11A
New York, NY 10021

Re: Deutsche Banc Alex. Brown Account

Dear Trustees:

You recently placed a request with this office. In regards to the above referenced account, you questioned a holding period for Sempra Energy. I have reviewed the above referenced account. I pulled statements from November 1,2000 to the present. I found that the above referenced account held 75 shares of Sempra Energy(SRE). I show no withdrawals in relation to these shares for that time period.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Teddi-Anne Kostkowicz
Associate

TOTAL P.01

GILBERT—Lewis D. On Dec 7, 1993. Survived by his brother John J., sister-in-law Margaret, niece Margot Frank and husband M. Allan Frank, nephew Gilbert L. Snyder, wife Linda and two great nieces Stephanie and Jennifer. Mr. Gilbert served in the Pacific in WW II as a Chaplain's Assistant. The family will recieve friends Thurs. evening 7-9PM, Campbell's Funeral Home, 1076 Madison Ave at 81 St. NYC. Services 9:45AM, Friday at Campbell's. Interment private.

GILBERT—Lewis D. The Lewis D. and John J. Gilbert Corporate Democracy Inc. and the Lewis D. and John J. Gilbert Foundation announce with sorrow the passing of a pioneer for share holder rights and corporate democracy.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request. It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1/A) The company does not explain why it cannot use emotionally neutral text to lend credibility to any stand-alone merits in the company claims.
1/B) The recent company correspondence describes a letter to the Staff as a sharply abusive attack – "diatribe."
1/C) The company does not make sense:
The company complains about "extensive correspondence" from one party.
1/D) And this is immediately after the company's 3-lb. package is answered with a 3-page letter and 3-pages of exhibits.
1/E) The company does not explain how the company expects to maintain credibility on its other claims after the above.

1/F) The company has a 500-word proposal.
1/G) The company does not explain why it cannot voluntarily accept the 500-word proposal in the interest of shareholder concerns.

1) This notice regarding John J. Gilbert's brother Lewis D. Gilbert is evidence of the two persons named in the Deutche Bank Letter:
Margot K. Gilbert Frank
and
John Gilbert

2) The attached article gives evidence of the Gilbert Family's long-standing interest in corporate governance.

3) The company provided no evidence to challenge that Mr. John Gilbert has long-standing independent corporate governance concerns.
3/A) In dealing with a distinguished pioneer in corporate governance concern, John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
4) The company provided no evidence that it would be a company public relation *coup d'état* to exclude a long-standing supporter of corporate governance based on the position of certain bytes in a broker letter.

5) Company good boy/bad boy script:
For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
6) The company furthermore omitted that it earlier reached more than one written agreement with the undersigned on company corporate governance.
7) It is believed that the company did not make pejorative statements in this on any shareholder proposals that the undersigned had handled communication.
8) Company agreements negotiated with the undersigned involved Batchelder & Partners, Inc. and Relational Investors LLC.

9) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
10) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association for investors in general or for a particularly heightened limitation for concerned investors.
11) The company does not cite a line in rule 14a-8 that declares that certain stock market investors are forbidden to associate with other stock market investors.
12) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.

13) The company does not claim that it tracked the published proposals that were not challenged by companies.
14) The company does not claim that it tracked all proposals that were published after company challenges failed.
15) The company does not claim or supply evidence that its sample includes all the proposals submitted in any particular year that were unsuccessfully challenged.
16) The company takes a limited sample with the red flag qualifier of stating at least a certain number which excludes many successful proposals.
17) The company improperly compares a Boeing case with the TRW case. The Boeing case was decided solely on the ordinary business issue.

18) The company does not elaborate on how it became an expert in predicting the Staff response to *what-if* scenarios in other Staff no action views.
19) The company appears to claim that it had absolutely no responsibility for the 2001 California energy crises.

20) The company does not explain the grounds for submitting a set of interrogatory-type questions to proponents of shareholder proposals, including a long-standing supporter of corporate governanceconcerns.
20/A) And to claim an advantage for doing so.
21) Fallacy:
The company appears to claim that the 2001 California energy crises was simply an example of the company being dealt a bad hand.
22) That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.

23) Company fallacy:
That perhaps the company, which spends significant sums on lobbying public officials, simply had zero-involvement with the 1996 deregulation legislation that contributed to the energy crises.
24) The company appears to claim that statistics hide the "true story."
25) In contradiction, the company further claims that purportedly its own interpretation of selected statistics is the "true story."
26) Company fallacy:
Ignorance is a company asset under rule 14a-8. The company appears to claim that it is ignorant of its own 2001 submittals to the Securities and Exchange Commission that disclose the text the company used in its vote-no campaign against shareholder proposals.
27) The company appears to claim that it is important to spend time on text that the company does not or cannot challenge on a factual basis.

28) The company apparently does not understand:

Margo K. Gilbert Frank
John Gilbert
TTEES U/W/O Caston J. Gilbert
means that Mr. John Gilbert has authority.

29) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.
30) Double standard:
The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.
31) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden

cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request (NAR). It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.
Examples of the fallacious reasoning behind the company claims are sometime preceded by (sic).

1) For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
2) The company furthermore reached an earlier written agreement with the undersigned on shareholder proposals.
3) It is not believed that the company made pejorative statements in this meeting with company officials on any shareholder proposals that the undersigned coordinated with.
4) The company (C) appears to claim that it had absolutely no responsibility for the 2001 California energy crises.
5) C appears to claim (sic) that the 2001 California energy crises was simply an example of the company being dealt a bad hand. That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.
6) That perhaps (sic) the company, which spends significant sums on lobbying public officials, simply had absolutely no involvement with earlier deregulation legislation that contributed to the energy crises.
7) C appears to claim that statistics hide the "true story."
8) On the hand, C claims purportedly its interpretation of selected statistics is the "true story."
9) C appears to claim that it is ignorant of its 2001 submittals to the Securities and Exchange Commission that disclose the text it will use in its vote-no campaign against shareholder proposals.
10) C appears to believe that it is important to include support for text that it does not or cannot rebut.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 16, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 JAN 22 AM 10:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request (NAR). It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.
Examples of the fallacious reasoning behind the company claims are sometime preceded by (sic).

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company good boy/bad boy script:
For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
2) The company furthermore omitted that it earlier reached more than one written agreement with the undersigned on company corporate governance.
3) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
4) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association.
5) The company does not cite a line in rule 14a-8 that declares that certain stock market investors are forbidden to associate with other stock market investors.
6) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.
7) The company does not claim that it tracked the proposals that were published without a challenge.
8) The company does not claim that it tracked all proposals that were published and the challenge failed.

9) The company does not claim or supply evidence that its sample includes all the proposals submitted in any particular year that were unsuccessfully challenged.
10) The company takes a limited sample with the red flag qualifier of stating at least a certain number which excludes many successful proposals.
11) It is believed that the company did not make pejorative statements in this on any shareholder proposals that the undersigned had handled communication.
12) Company agreements negotiated with the undersigned involved Batchelder & Partners, Inc. and Relational Investors LLC.
13) The company improperly compares a Boeing case with the TRW case. The Boeing case was decided solely on the ordinary business issue.
14) The company does not elaborate on how it because an expert in predicting the Staff response to what-if scenarios in other no action determinations.
15)The company appears to claim that it had absolutely no responsibility for the 2001 California energy crises.
16) The company does not explain the grounds for submitting a set of interrogatory-type questions to proponents of shareholder proposals and to claim an advantage for doing so.
17) Fallacy:
The company appears to claim that the 2001 California energy crises was simply an example of the company being dealt a bad hand.
18) That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.
19) Company fallacy:
That perhaps the company, which spends significant sums on lobbying public officials, simply had zero-involvement with the 1996 deregulation legislation that contributed to the energy crises.
20) The company appears to claim that statistics hide the "true story."
21) In contradiction, the company further claims that purportedly its own interpretation of selected statistics is the "true story."
22) Company fallacy:
Ignorance is a company asset under rule 14a-8. The company appears to claim that it is ignorant of its own 2001 submittals to the Securities and Exchange Commission that disclose the text the company used in its vote-no campaign against shareholder proposals.
23) The company appears to claim that it is important to spend time on text that the company does not or cannot challenge on a factual basis.
24) The company apparently does not understand:
Margo K. Gilbert Frank
John Gilbert
TTEES U/W/O Caston J. Gilbert
means that John Gilbert has authority.
25) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.
26) Double standard:
The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.
27) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 27 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 20, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619 . 696 . 4373
Fax: 619 . 696 . 4670
gkyle@sempra.com

January 31, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

Please refer to our letter to you dated January 29 responding to the letter dated January 16 addressed to you by John Chevedden regarding the three Shareholder Proposals that Mr. Chevedden has submitted for inclusion in our proxy materials.

Yesterday we received from Mr. Chevedden copies of two additional letters addressed to you regarding the proposals. One letter is dated December 31 but postmarked to us on January 28. The other letter is dated January 20. For the convenience of the Staff, a copy of each letter is attached together, without appendices, of our letters to the Staff of January 29 and December 18 regarding the proposals.

Mr. Chevedden's letter dated December 31 appears to be nothing more than an earlier but less comprehensive version of his January 16 diatribe. It adds nothing to his subsequent letter that calls for any response not already included in our letter of January 29.

In contrast, the January 20 letter states that the Chevedden/Rossi and the Chevedden/Trust Proposals are "the subject of an effort for informal resolution." To avoid any possibility that Mr. Chevedden's extensive correspondence may create any confusion, we want to make it clear that Sempra Energy is not engaged in any discussions for the "informal resolution" of these proposals.

As noted in our letter of January 29, we have advised Mr. Chevedden that we do not accept his unilateral and belated attempt to revise the proposals to comply with the 500-word limitation of the Shareholder Proposal Rule and we will not withdraw our request for the Staff's concurrence in the exclusion of the proposals from our proxy materials. Mr. Chevedden has effectively admitted these proposals exceed the 500-word limitation and we may properly exclude them and intend to do so.

Accordingly, please continue reviewing our request for confirmation that the Staff will not recommend to the Commission any enforcement action if these two proposals as well as Mr. Chevedden's other proposal to Sempra Energy are excluded from our proxy materials.

To assist us in preparing our proxy materials, we would very much appreciate receiving your response by February 10, 2002.

If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:kl
#100049

cc: Mr. John Chevedden (w/enclosures)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/enclosures)
P.O. Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/enclosures)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/enclosures)
29 East 64th Street
New York, NY 10021-7048

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619 . 696 . 4373
Fax: 619 . 696 . 4670
gkyle@sempra.com

January 29, 2002

Exchange Act Rules
14a-8(b)
14a-8(d)
14a-8(i)(3)
14a-9

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

Please refer to the letter to you from John Chevedden dated January 16, 2002 (which we received on January 25) regarding the three shareholder proposals that Mr. Chevedden has submitted (nominally on behalf of Chris Rossi, John J. Gilbert and the Ray T. Chevedden and Veronica G. Chevedden Family Trust) for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 7, 2002.

Mr. Chevedden's letter is in response to our letter to you of December 18, 2001 requesting the Staff's concurrence in the exclusion of the three proposals from our proxy materials. Copies of Mr. Chevedden's letter and our December 18 letter (without appendices) are attached as Appendices A and B.

To the quite limited extent to which it is at all intelligible, Mr. Chevedden's letter is largely filled with readily apparent irrelevancies and inaccuracies to which we need not respond. However, it does contain several materially misleading statements and material omissions that we wish to call to the Staff's attention. We do so below by reference to the captions of our December 18 letter setting forth the various bases for exclusion of Mr. Chevedden's proposals from our proxy materials.

Mr. Chevedden is the Actual Proponent of All Three Proposals and He is Not a Shareholder of Sempra Energy

Over two months have now passed since we first wrote to Mr. Chevedden and each of his nominal proponents stating that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of each of the three proposals he has submitted to Sempra Energy. Our letter also stated: "If you disagree, please advise us of any facts that would enable us and the

Staff of the Securities and Exchange Commission to reach a contrary conclusion." It also posed several questions intended to elicit information that would be relevant to such a conclusion.

Mr. Chevedden's diatribe is replete with references to freedom of association, burden of proof and objections to the questions that we posed. But the simple fact remains that neither Mr. Chevedden nor any of his nominal proponents has responded to our questions nor asserted any facts whatsoever that would rebut our well-supported conclusion that Mr. Chevedden (rather than his nominal proponents) is the actual proponent of all three of the proposals that he has submitted to us. Indeed, none has even asserted that the conclusion is incorrect.

Of course, Mr. Chevedden is not required to answer our questions or dispute our conclusion. The burden of proof of establishing that we may exclude his proposals from our proxy materials is on us.

But the facts set forth in our December 18 letter meet that burden. Mr. Chevedden's repeated and continuing abuse of the Shareholder Proposal Rule by multiple proposals through nominal proponents is well-known to the Staff (see *TRW, Inc., January 24, 2001* and *The Boeing Company, February 20, 2001*) and, with respect to his proposals to us, is well-documented in our letter. In these circumstances, Mr. Chevedden's continuing silence speaks loudly.

John Chevedden is the actual proponent of all three proposals he has submitted to Sempra Energy and he is not a shareholder. Accordingly, we may properly exclude and intend to exclude all three of his proposals from our proxy materials pursuant to Rule 14a-8(b).

John J. Gilbert, the Nominal Proponent of the Chevedden/Gilbert Proposal, Has Failed to Prove His Eligibility to Submit a Shareholder Proposal

Mr. Chevedden grossly misrepresents the letter from Deutche Bank Alex Brown that he provided to us to support the claim that John J. Gilbert is a beneficial owner of our shares. Mr. Chevedden's letter disingenuously states:

> "24) The company apparently does not understand:
> Margo K. Gilbert Frank
> John Gilbert
> TTEES U/W/O Caston J. Gilbert
> means that John Gilbert has authority."

Mr. Chevedden has conveniently removed the name "Frank" from in front of "John Gilbert" in the second line of the Deutche Bank letter and inserted it after "Margo K. Gilbert" in the first line. He thus falsely implies that the letter refers to "Margo K. Gilbert Frank and John Gilbert" rather than "Margo K. Gilbert and Frank John Gilbert".

In fact, the Deutche Bank letter (attached as Appendix C) is addressed:

"Margot K. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J. Gilbert"

and states, "that the above referenced account held 75 shares of Sempra Energy (SRE)" from November 1, 2000 to the present.

John J. Gilbert is not an addressee of the Deutche Bank letter nor is he named on the account to which the letter refers. The letter provides no proof whatsoever that John J. Gilbert (as opposed to Margot K. Gilbert and Frank John Gilbert) is a shareholder entitled to submit a shareholder proposal.

We have twice so advised Mr. Chevedden but neither he nor Mr. Gilbert has submitted any proper proof of Mr. Gilbert's eligibility to submit a shareholder proposal and the time for them to do so has now long expired. Our only "proof" of shareholdings by Mr. Gilbert are his own assertions and those of Mr. Chevedden for which no objective verification has been provided, and these assertions are not enough.

Accordingly, we may exclude and intend to exclude the Chevedden/Gilbert Proposal from our proxy materials for failure to have received proof of Mr. Gilbert's eligibility to submit a proposal as contemplated by Rules 14a-8(b) and 14a-8(f).

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal Each Exceed the 500-Word Limitation of the Shareholder Proposal Rule

By two letters to us dated January 22, 2002, Mr. Chevedden has implicitly conceded that the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule and may properly be excluded from our proxy materials. The Staff appears not to have received copies of these letters. Accordingly, they are attached as Appendix D, together with our January 25, 2002 response.

Mr. Chevedden's letters belatedly submit revisions to the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal that are intended to comply with the 500-word limitation. The letters ask us to accept these revisions and to withdraw our request for the Staff's concurrence in the exclusion of the original proposals from our proxy materials.

Our response to Mr. Chevedden advises him that we do not accept these untimely revisions and we will not withdraw our request for exclusion. It also notes that his proposed revisions do not address the other deficiencies in his original proposals that are the subject of our request.

Mr. Chevedden has effectively admitted that the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal exceed the 500-word limitation of Rule 14a-8(d). Accordingly, we may properly exclude and intend to exclude these proposals from our proxy materials.

Each of the Three Chevedden Proposals Contains Numerous False and Misleading Statements and Material Omissions

Neither Mr. Chevedden's letter to the Staff nor his letters to us correct or, for the most part, even purport to address the numerous false and misleading statements and material omissions in the proposals he has submitted. Over two months have now passed since we initially called Mr. Chevedden's attention to these deficiencies, and over one month has passed since they were specifically set forth in our letter to the Staff of December 18.

Accordingly, we may properly exclude and intend to exclude Mr. Chevedden's proposals from our proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

* * * * * *

Please confirm that the Staff will not recommend to the Commission any enforcement action if Mr. Chevedden's three proposals are excluded from our proxy materials for the Annual Meeting of Shareholders.

To assist us in preparing our proxy materials, I would very much appreciate receiving your response by February 10, 2002.

If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:kl
99705v1

cc: Mr. John Chevedden (w/enclosures)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/enclosures)
P.O. Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/enclosures)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/enclosures)
29 East 64th Street
New York, NY 10021-7048

Sempra Energy℠

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619.696.4373
Fax: 619.696.4670
gkyle@sempra.com

December 18, 2001

Exchange Act Rules
14a-8(b)
14a-8(d)
14a-8(i)(3)
14a-9

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

We have received from John Chevedden three shareholder proposals for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 7, 2002.

The proposals are: A proposal ostensibly submitted on behalf of Chris Rossi (the "Chevedden/Rossi Proposal") relating to annual elections of directors (*Appendix A*). A proposal ostensibly submitted on behalf of John J. Gilbert (the "Chevedden/Gilbert Proposal") relating to shareholder rights plans (*Appendix B*). A proposal ostensibly submitted on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Chevedden/Trust Proposal") relating to simple majority voting (*Appendix C*).

Sempra Energy believes, as more fully discussed below, that it may properly exclude Mr. Chevedden's three proposals from its proxy materials because:

- Mr. Chevedden is the actual proponent of all three proposals and he is not a shareholder of Sempra Energy.

- The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule.

- John J. Gilbert, the nominal proponent of the Chevedden/Gilbert Proposal, has failed to prove his eligibility to sponsor a shareholder proposal.

- Each of the three Chevedden proposals contains numerous false and misleading statements and material omissions.

Accordingly, on behalf of Sempra Energy, I ask the Staff of the Division of Corporation Finance to confirm that it will not recommend to the Commission any enforcement action in respect of Sempra Energy's exclusion of the three Chevedden proposals from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), I am filing six copies of this letter and the appendices thereto which include each of Mr. Chevedden's three proposals as well as related correspondence.

Background

John Chevedden, the actual proponent of the three shareholder proposals submitted to Sempra Energy, is a corporate gadfly with whom the Staff of the Commission is very well acquainted.

In the last two years alone, Mr. Chevedden has submitted over eighty shareholder proposals[1]. The targets of his proposals have included Alaska Air, AMR, AT&T, Allegheny International, AlliedSignal, Applied Power, Boeing, Caterpillar, Electronic Data Systems, FirstEnergy, Ford Motor, General Dynamics, General Electric, General Motors, Honeywell, Litton Industries, Lockheed Martin, McDonnell Douglas, Northrop Grumman, Northwest Airlines, PG&E, Raytheon, Sempra Energy, Southwest Airlines, TRW, Times Mirror and UAL.

Mr. Chevedden also consistently, repeatedly and increasingly misuses and abuses the Shareholder Proposal Rule.

His proposals are frequently submitted through nominal proponents to companies in which he has absolutely no economic interest whatsoever. And he often submits several proposals through different nominal proponents to each company.

His proposals also generally require extensive review by the Staff. And, in spite of Mr. Chevedden's vast experience as a shareholder proponent, he frequently violates the eligibility requirements and the one proposal and 500-word limitations of the Shareholder Proposal Rule. And his proposals almost always contain false and misleading statements and are replete with material omissions.

[1] Based solely upon a survey of proposals reviewed by the Staff of the Commission and a sampling of proxy statements filed with the Commission. The actual number of proposals submitted by Mr. Chevedden and his many nominal proponents may substantially exceed this number.

Staff Review

Mr. Chevedden appears to have submitted his first shareholder proposal in 1994. It was submitted to General Motors and, if implemented, would have required that Hughes Aircraft (a subsidiary of GM) annually report certain aspects of its employment practices. Mr. Chevedden had been laid off from Hughes against which he had subsequently filed an ultimately unsuccessful charge of age and sex discrimination. The Staff concurred in GM's omission of Mr. Chevedden's proposal from its proxy materials as relating to the redress of a personal claim or grievance. *General Motors Corporation, February 15, 1995.*

But Mr. Chevedden's initial setback has not deterred him from submitting shareholder proposals nor has it discouraged him from continuing to misuse and abuse the Shareholder Proposal Rule.

During the 1997 proxy season, Mr. Chevedden submitted at least six shareholder proposals that were reviewed by the Staff. Only one (which had been previously revised) was required to be included in the recipient's proxy materials as submitted. Two were required to be included only if revised and three were excluded.

During the 1998 proxy season, Mr. Chevedden submitted at least eight shareholder proposals that were reviewed by the Staff. None were required to be included in the recipient's proxy materials as submitted. Four were required to be included only if revised and four were excluded.

During the 1999 proxy season, Mr. Chevedden submitted at least fifteen shareholder proposals that were reviewed by the Staff. Only two were required to be included in the recipient's proxy materials as submitted. Seven were required to be submitted only if revised and six were excluded.

During the 2000 proxy season, Mr. Chevedden submitted at least twenty-five shareholder proposals that were reviewed by the Staff. Only four were required to be included in the recipient's proxy materials as submitted. Twelve were required to be included only if revised and nine were excluded.

During the 2001 proxy season, Mr. Chevedden submitted at least thirty-five shareholder proposals that were reviewed by the Staff. Only one was required to be included in the recipient's proxy materials as submitted. Twenty-two were required to be included only if revised and twelve were excluded.

Mr. Chevedden's propensity repeatedly to flout the requirements of the Shareholder Proposal Rule is particularly egregious with respect to its eligibility requirements, one proposal and 500 word limitations, and prohibitions on false and misleading statements and material omissions.

Eligibility Requirements/Nominal Proponents

For many of his proposals, Mr. Chevedden is unable to satisfy the share ownership requirements of the Shareholder Proposal Rule. So, apparently to avoid the inconvenience of having to have an economic stake in his target companies, he solicits proxies from target company shareholders and submits his own proposals to the target in the name of his nominal proponents.

In the last two years alone, Mr. Chevedden's large and growing stable of nominal proponents have included:

- Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*)
- Patricia Brennan (*General Electric, January 24, 2001*)
- Ray T. Chevedden and Veronica G. Chevedden Family Trust (*General Motors Corporation, March 29, 2001; Ford Motor Company, March 19, 2001; The Boeing Company, February 7, 2001; PG&E Corporation, January 22, 2001; Raytheon Company, January 3, 2001 and January 6, 2000; EDS, March 24, 2000; FirstEnergy, March 7, 2000; Sempra Energy, February 29, 2000*)
- Charles Collins (*General Electric Company, January 24, 2001*)
- Frederick Eade (*The Boeing Company, March 2, 2000*)
- Thomas Finnegan (*The Boeing Company, February 8, 2001*)
- Frank and Eleanor Gerbec (*FirstEnergy Corporation, March 7, 2000*)
- John J. Gilbert (*General Motors, March 29, 2001; Southwest Airlines, March 13, 2001; The Boeing Company, February 13, 2001 and March 6, 2000; Litton Industries, Inc., August 24, 2000; Honeywell International, Inc., March 2, 2000*)
- Lee Greenwood (*Southwest Airlines, March 13, 2001*)
- Ernest Lopez (*TRW, Inc., March 6, 2000*)
- Harold Mathis (*Honeywell International, Inc., March 2, 2000*)
- Jerome McLaughlin (*Northrop Grumman Corporation, January 14, 2001 and March 17, 2000*)
- Charles Miller (*The Boeing Company, February 8, 2001*)
- Chris Rossi (*Sempra Energy, February 29, 2000*)
- Nick Rossi (*Electronic Data Systems, September 14, 2001; General Motors Corporation, March 22, 2001 and March 30, 2001*)
- Michael Schaefer (*Southwest Airlines, April 10, 2000*)

- Bernard and Naomi Schlossman (*General Motors Corporation, March 29, 2001; Mattel, Inc., March 21, 2001; Southwest Airlines, March 20, 2001; The Boeing Company, February 20, 2001*)
- Kenneth Steiner (*General Motors, April 3, 2001; AMR, April 17, 2000*)
- Thomas Wallenberg (*TRW, Inc., January 24, 2001*)
- Allen Wolf (*FirstEnergy Corporation, February 26, 2001*)
- Robert Wubbolding (*PG&E Corporation, January 12, 2001*)

Mr. Chevedden's nominal proponents do little more than execute a proxy solicited by Mr. Chevedden and authorizing him to submit a shareholder proposal in the name of the nominal proponent. The proposal is authored by Mr. Chevedden, sent to the recipient by Mr. Chevedden, and all related communications are with Mr. Chevedden. And, because not all of his nominal proponents are shareholders of all of his numerous target companies, many of Mr. Chevedden's same proposals are submitted by different nominal proponents to different companies.

Mr. Chevedden's continuing abuse of the Shareholder Proposal Rule by evading eligibility requirements through nominal proponents was convincingly established just this year by both TRW and Boeing. *TRW, Inc., January 24, 2001; The Boeing Company, February 20, 2001.*

But Mr. Chevedden's attempts to evade the eligibility requirements of the Shareholder Proposal Rule have not abated. He continues through fronts of nominal proponents to propose to Sempra Energy and others not just one but several proposals.

Multiple Proposals

Beginning with the 1998 proxy season Mr. Chevedden expanded not only the frequency but also the breadth of his evasive tactics. Apparently dissatisfied with submitting only one shareholder proposal to his target companies, he began submitting several proposals to each through multiple nominal proponents. The companies receiving multiple proposals from Mr. Chevedden and his nominal proponents have included Allegheny Energy, AlliedSignal, Boeing, EDS, FirstEnergy, General Motors, Honeywell, Northrop Grumman, PG&E, Raytheon, Sempra Energy, Southwest Airlines and TRW.

Thus, Mr. Chevedden has not been merely content to evade the eligibility requirements of the Shareholder Proposal Rule through nominal proponents but has built upon that evasion to also evade the single proposal limitation of the rule.

Other Requirements

Not only does Mr. Chevedden repeatedly evade the eligibility requirements and one proposal limitation of the Shareholder Proposal Rule, his proposals are also typically filled with

invective and invidious innuendo directed at his targets and impugning the integrity of their management. As a result, he has frequently been required to delete false or revise misleading statements and cure material omissions in his proposals as a condition to their inclusion in the target company's proxy materials. See, for example, *Honeywell International, Inc. (October 26, 2001 and March 2, 2000); General Motors Corporation (March 27, 2001); Northwest Airlines Corporation (February 5, 2001); and Southwest Airlines (January 18, 2001).*

Exclusion of the Proposals

Mr. Chevedden is the Actual Proponent of All Three Proposals and He Is Not a Shareholder of Sempra Energy

John Chevedden is not a record shareholder of Sempra Energy and he does not purport to be a beneficial owner of any Sempra Energy shares[2]. He has submitted his three proposals ostensibly on behalf of individuals who are or who purport to be shareholders of Sempra Energy.

These proposals are, in fact, Mr. Chevedden's own proposals rather than those of his nominal proponents.

As discussed under "Background – Eligibility Requirements/Nominal Proponents" above, Mr. Chevedden's submission of his shareholder proposals through nominal proponents is a typical pattern. He has done so many times and apparently has no personal shareholding or other economic interest in many of the companies that are his targets.

But, the Shareholder Proposal Rule is a vehicle to provide a simple and inexpensive way for *shareholders* of a company to make their views known to the company's other shareholders and to enlist support for their views. It is not a soap box for gadflies.

The Shareholder Proposal Rule has always included a requirement that the individual submitting a proposal be a shareholder of the company to which the proposal is submitted. In 1983, when the rule was amended to require a minimum investment and a minimum holding period, the Commission stated:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-(8). Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

There is, of course, nothing in the Shareholder Proposal Rule that prohibits a shareholder from enlisting the aid of others in submitting a shareholder proposal. But there is a marked

---

[2] Our letter of November 28 (*Appendix D-1*) advised Mr. Chevedden and his nominal proponents that we regarded Mr. Chevedden as the actual proponent of all three proposals submitted to Sempra Energy. It further advised Mr. Chevedden that, under the Shareholder Proposal Rule, he must (within 14 days of his receipt of our letter) send to us proof of his ownership of the number of Sempra Energy shares required to be eligible to submit a proposal and also reduce the number of his proposals to one proposal. He has done neither.

contrast between shareholders who appoint another as their proxy to acquire advice, counsel and experience to pursue their own proposals and shareholders who are enticed to provide a proxy to enable a non-shareholder proxy holder to further his own agenda. While the former is permissible, the latter clearly is not. And it is quite clear that the latter is what Mr. Chevedden is about.

Even a cursory review of Mr. Chevedden's three proposals reveals that they were all written by the same individual. The style and format of the proposals and related submission letters are virtually identical.

Moreover, Mr. Chevedden has submitted to many other companies proposals that are virtually identical to those he has submitted to Sempra Energy. And he has done so through proponents other than those who are the nominal proponents of his corresponding proposals to Sempra Energy.

Mr. Chevedden's proposal with respect to annual elections of directors (submitted to Sempra Energy through nominal proponent Chris Rossi) has also been submitted by Mr. Chevedden on at least twelve other occasions and to at least eight other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least one company (*Honeywell International, Inc., October 26, 2001 and March 2, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least four companies (*Raytheon Company, February 26, 2001 and March 10, 2000; The Boeing Company, February 7, 2001 and March 6, 2000; General Motors Corporation, April 10, 2000; FirstEnergy Corp., March 7, 2000).* Mr. Chevedden has also submitted it to at least three other companies through his nominal proponents Lee Greenwood (*Southwest Airlines, March 13, 2001*), Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*), Thomas Wallenberg (*TRW, Inc., January 24, 2001*) and Ernest Lopez (*TRW, Inc., March 6, 2000).*

Mr. Chevedden's proposal with respect to shareholder rights plans (submitted to Sempra Energy through nominal proponent John Gilbert) has been submitted by Mr. Chevedden on at least thirteen other occasions and to at least ten other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least eight companies (*Actuant Corporation, October 16, 2001; General Motors Corporation, March 27, 2001; General Dynamics Corporation, March 5, 2001; Northrop Grumman Corporation, February 16, 2001 and March 17, 2000; Northwest Airlines Corporation, February 5, 2001; Airborne Freight Corporation, January 29, 2001; Caterpillar, Inc., January 3, 2001 and January 13, 2000; PACCAR, Inc., December 4, 2000 and February 11, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least two companies (*Raytheon Company, February 26, 2001 and Electronic Data Systems, March 24, 2000).*

Mr. Chevedden's proposal with respect to simple majority voting (submitted to Sempra Energy through nominal proponent the Chevedden Trust) has been submitted by Mr. Chevedden on at least twelve other occasions and to at least ten other companies in the last two years alone.

Mr. Chevedden has submitted for himself to at least five companies (*Electronic Data Systems Corporation, September 28, 2001; Alaska Air Group, Inc., March 13, 2001 and March 26, 2000; UAL Corporation, February 9, 2001; Lockheed Martin Corporation, February 5, 2001; The Home Depot, Inc., April 4, 2000*). Mr. Chevedden has also submitted it to at least four other companies through his nominal proponents the Chevedden Trust (*Raytheon Company, February 26, 2001),* Bernard and Naomi Schlossman (*Southwest Airlines Company, March 10, 2001*); Nick *Rossi (Electronic Data Systems, March 24, 2000*); Jerome McLaughlin (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*) and Harold Mathis (*Honeywell International, Inc., March 2, 2000*).

All of these submissions are virtually identical in substance, style and form to Mr. Chevedden's three proposals to Sempra Energy[3]. The only common thread among them is John Chevedden. A conclusion that Mr. Chevedden is the author and actual proponent of them all is inescapable.

If there were any remaining doubt as to Mr. Chevedden's use of nominal proponents to evade the eligibility requirements of the Shareholder Proposal Rule, they were put to rest this year by Mr. Chevedden's proposals to TRW and Boeing. Each of these companies telephoned Mr. Chevedden's nominal proponents, who admitted to be acting as mere fronts for Mr. Chevedden who had solicited their proxies to advance proposals authored by Mr. Chevedden.

In TRW, the Staff had no difficulty concluding that the proposal had been submitted by a "nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW." (*TRW, Inc., January 24, 2001.*) An identical conclusion surely would have been reached in Boeing had not the proposal also been excludible on other grounds. (*The Boeing Company, February 20, 2001.*) (For the convenience of the Staff, the TRW and Boeing concurrences are contained in *Appendix E.*)

In addition, just this year, the Staff concluded that John J. Gilbert (the nominal proponent of the Chevedden/Gilbert Proposal) was a nominal proponent (for a proponent other than Mr. Chevedden) for a proposal to another company (*MGM Mirage, March 19, 2001*).

We have not telephoned Mr. Chevedden's nominal proponents as did TRW and Boeing. However, we have written to them as well as to Mr. Chevedden (*Appendix D-1*) to elicit information that would contradict or confirm our conclusion that Mr. Chevedden is the actual proponent of the three proposals he has submitted to Sempra Energy.

[3] In contrast, substantively similar proposals submitted by others differ markedly in style and form from the corresponding proposals of Mr. Chevedden and his nominal proponents. See, for example, 2001 Proxy Statements of Cooper Tire & Rubber, KeyCorp and Maxxam, Inc. (annual election of directors proposals of Longview Collective Investment Fund, Gerald Armstrong and Nell Minnow, respectively), and 2001 Proxy Statements of Anheuser-Busch Companies, Navistar International and Southwest Gas Corporation (shareholder rights plan proposals of James O'Brian, Gamco Investors and Jeff Carpenter, respectively). We have not discovered any simple majority vote proposals during 2001 from any proponents other than Mr. Chevedden and his nominal proponents.

Our letter states that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of each of the three proposals. We also state: "If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion."

Neither Mr. Chevedden nor any of his nominal proponents has disagreed with our conclusion. Neither Mr. Chevedden nor any of his nominal proponents has provided any facts whatsoever that would enable us or the Staff to reach a contrary conclusion.

Our letter also asks several questions relevant to our conclusion. Included are questions to the effect:

- Has Mr. Chevedden solicited any of the named proponents to authorize the submission of the proposals?
- Is Mr. Chevedden the primary author of any of the proposals?
- Does Mr. Chevedden have any substantial personal, business, or other relationship with John Gilbert or Chris Rossi?
- Has Mr. Chevedden done or is he expected to do substantially all of the work of submitting and supporting the proposals?

Neither Mr. Chevedden nor any of his nominal proponents has responded to any of these questions. Of course, none is obligated to respond and the burden of persuading the Commission that a proposal may be excluded from proxy materials is on the company seeking the exclusion.

But the evidence provided by his proposals themselves and his prior practices and those of his nominal proponents persuasively support our conclusion that John Chevedden is the actual proponent of all three proposals. In view of that evidence, the silence of Mr. Chevedden and his nominal proponents speaks loudly.

John Chevedden is the actual proponent of all three proposals submitted to Sempra Energy and he is not a shareholder. Accordingly, Sempra Energy may properly exclude and intends to exclude all three proposals from its proxy materials pursuant to Rule 14a-8(b).

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal Each Exceed the 500-Word Limitation of The Shareholder Proposal Rule

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule. Mr. Chevedden and his nominal proponents have been timely advised of this defect in the proposals and have failed to correct it.

A paragraph-by-paragraph word count of the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal is set forth in Appendices F-1 and F-2, respectively. The Chevedden/Rossi Proposal contains 558 words. The Chevedden/Trust Proposal contains 530 words.[4]

Moreover, each proposal would continue to exceed the 500-word limitation even if the more restrictive counting methodologies that Mr. Chevedden has from time to time advocated to the Staff were to be employed. Not counting the title of the proposal and not counting the paragraph setting forth the name and address of Mr. Chevedden and his nominal proponents[5] would not bring either proposal to 500 words or less. In addition to not counting the title and the name and address paragraph, counting hyphenated words in the proposals (for example, super-majority, simple-majority, yes-no, vote-no, vote-yes, 6-director, and fixed-income) as only one word also would not reduce either proposal to 500 words or less.[6]

The Chevedden/Rossi Proposal (as revised)[7] and the Chevedden/Trust Proposal were each faxed (by John Chevedden) to and received by Sempra Energy on November 20, 2001.

[4] These word counts include only words that Mr. Chevedden would have Sempra Energy include in its proxy statement. They ignore Mr. Chevedden's publication instructions and the date of his proposals. In addition, percentages, spelled out numbers and dollar amounts (for example, 54%, fifty-one and $1.35) have been counted as one word.

[5] Under Rule 14a-8(b), we are not required to include these paragraphs in our proxy statement and we reserve the right not to do so. See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section D.1); Alaska Air Group, Inc., March 13, 2001; Strategic Global Income Fund, Inc., March 24, 2000; TRW, Inc., February 11, 1999; The Boeing Company, February 18, 1998.*

[6] We do not believe that these word count reductions are necessarily required by the Shareholder Proposal Rule. (See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.2); Northrop Grumman Corporation, January 11, 2000; Minnesota Mining and Manufacturing Company, January 4, 2000.*) They are made simply to demonstrate that even under more restrictive word count methodologies, each proposal would fail to comply with the 500-word limitation.

[7] The Chevedden/Rossi Proposal was originally submitted by Mr. Chevedden on August 10, 2001, and contained less than 500 words. However, as unilaterally revised and resubmitted by Mr. Chevedden on November 20, 2001, the proposal exceeds the 500-word limitation.

By our letter dated November 28 (*Appendix D-1*), we advised Mr. Chevedden as well as his nominal proponents, Chris Rossi and the Chevedden Trust among other things that:

> "[Y]our Chevedden/Rossi proposal and your Chevedden/Chevedden Trust proposal each also exceed the 500-word limitation set forth in the Shareholder Proposal Rule. Consequently, the length of each proposal must be reduced to comply with that limitation if it is to be included in our proxy materials. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the length of a proposal would permit us to exclude the proposal from our proxy materials."

Our letter was faxed to Mr. Chevedden and received by him on November 28. It was also sent to him and each of his two nominal proponents by certified mail. The return receipts (included in *Appendix D-1*) show the letter was received by Mr. Chevedden on November 29, by the Chevedden Trust on November 29, and by Chris Rossi on December 3.

Neither Mr. Chevedden nor either of his nominal proponents has revised either proposal to comply with the 500-word limitation. And the period of time to do so (clearly stated in our letter) provided by Rule14a-8(f) has now expired.

In his correspondence with the Staff, Mr. Chevedden has noted that shareholder proposals are "strictly limited to 500-words" (*Honeywell International, Inc., September 27, 2001).* In this, Mr. Chevedden is correct.

The Staff of the Commission has repeatedly and consistently concurred in the exclusion of shareholder proposals that do not comply with the 500-word limitation of the Shareholder Proposal Rule when, as here, the proponents have received appropriate and timely notice of that defect and have not timely cured it. See, for example, *Northrop Grumman Corporation (March 17, 2000)* (two John Chevedden proposals through nominal proponents Larry Andura and Jerome McLaughlin); *Minnesota Mining and Manufacturing Company (January 4, 2000); Times Mirror Company (February 13, 1997); and AMOCO Corporation (January 22, 1997)* (501 word proposal excluded).

Accordingly, Sempra Energy may properly exclude and intends to exclude the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal from its proxy materials for failure to comply with the 500-word limitation of Rule 14a-8(d).

John J. Gilbert, the Nominal Proponent of the Chevedden/Gilbert Proposal, Has Failed to Prove His Eligibility to Sponsor a Shareholder Proposal

Sempra Energy received the Chevedden/Gilbert Proposal (by fax from John Chevedden) on November 19, 2001. The accompanying transmittal letter (*Appendix G-1*) is signed as follows:

> "John J. Gilbert for
> Caston J. Gilbert
> Shareholder
> Sempra Energy (SRE)"

We promptly determined that neither John Gilbert nor Caston Gilbert (for whom John Gilbert appeared to be acting) was a registered holder of Sempra Energy shares. Consequently we could not for ourselves verify Mr. Gilbert's eligibility to submit a shareholder proposal.

Accordingly, as contemplated by Rule 14a-8(f), on November 21 we wrote to Mr. Gilbert (with a copy to Mr. Chevedden) stating that since neither Mr. Gilbert nor Caston J. Gilbert is a registered holder of our shares:

> "[Y]ou must provide us with proof of your eligibility to submit a proposal. To do so you will need to provide us with a written statement from the 'record' holder of your shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal… In the event that you are acting on behalf of someone else, these statements must relate to the person for whom you are acting and you must also provide us with proof or your authority so to act.
>
> "[T]hese written statements together with any required proof of authority to act on behalf of another must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide these statements within this time frame would permit us to exclude your proposal from our proxy statement..."

Our letter was received by Mr. Gilbert on November 23, 2001 and by Mr. Chevedden by fax on November 21 and mail on November 23. Our letter together with proof of receipt by Mr. Gilbert and Mr. Chevedden are contained in *Appendix G-2*.

On both December 4 and December 5, 2001, we received (by fax from John Chevedden) a copy of a letter (*Appendices G-3 and G-5*) from Deutsche Banc Alex Brown addressed as follows:

> "Margo K. Gilbert
> Frank John Gilbert TTEES
> U/W/O Caston J. Gilbert"

The text of the letter states "that the above referenced account held 75 shares of Sempra Energy (SRE)" from November 1, 2000 to the present.

But John J. Gilbert is not an addressee of this letter nor is he named on the account to which the letter refers.

The letter provides no proof whatsoever that John J. Gilbert is a shareholder of Sempra Energy. Nor does it provide any proof whatsoever that he (as opposed to Margo K. Gilbert and Frank John Gilbert) has any authority to act on behalf of Caston J. Gilbert.

We so advised both Mr. Gilbert and Mr. Chevedden by our letters dated December 5 and December 6. Our letters and the related proofs of receipt are contained in *Appendices G-4 and G-6.*

In response, on December 6 we received an e-mail message from Mr. Chevedden asserting: "To clarify the broker letter, the names are Margo K. Gilbert Frank and John Gilbert." But, of course, that is simply not what the letter says and we so advised Mr. Chevedden by a reply e-mail. Print-outs of this e-mail correspondence are contained in *Appendix G-7.*

Mr. Gilbert has failed to prove his eligibility to submit a shareholder proposal. And the time provided for him to do so (clearly stated in our letters) provided by Rule 14a-8(f), has now expired.

Rule 14a-8(b)(2) sets forth the method by which a shareholder who is not a registered shareholder "must prove" eligibility to submit a shareholder proposal. The proponent must "submit to the company a written statement from the 'record' holder of [his] securities... verifying that... [he] continuously held the securities for at least one year." Quite simply, Mr. Gilbert has not done so.

The letter we received from Deutsche Banc A. G. Becker does not, contrary to Mr. Chevedden's assertions, identify John J. Gilbert as a shareholder. Our only "proof" of shareholdings by Mr. Gilbert are his own assertions and those of Mr. Chevedden for which no objective verification has been provided. And these assertions are not enough.

For proponents who are not registered shareholders, Rule 14a-8(b)(2)(i) requires a written statement from the record shareholder to provide independent verification of share ownership. If mere assertions by a proponent were sufficient (as they are for record shareholders for whom the company can itself verify eligibility) there would be no need for such a provision. As noted in *Staff Legal Bulletin No. 14* written verification of non-record ownership "must be from the record holder," and a statement by the shareholder's investment advisor (unless also the record holder) "would be insufficient under the rule." *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.c(1)).*

The Staff of the Commission has consistently and repeatedly concurred in the exclusion of shareholder proposals submitted by proponents who fail to timely provide the proof of eligibility as contemplated by Rule 14a-8(b)(2)(i). See, for example, *Oracle Corporation, June 22, 2001; Sierra Health Services, March 16, 2001*; *and Bank of America Corporation, December 28, 2000.*

Accordingly, Sempra Energy may exclude and intends to exclude the Chevedden/Gilbert Proposal from its proxy materials for failure to have received proof of Mr. Gilbert's eligibility to submit a proposal as contemplated by Rules 14a-8(b)and 14a-8(f).

Each of the Three Chevedden Proposals Contains Numerous False and Misleading Statements and Material Omissions

As typical of Mr. Chevedden's shareholder proposals, each of his three proposals to Sempra Energy contains numerous false and misleading statements and material omissions. Accordingly, Sempra Energy may properly exclude and intends to exclude Mr. Chevedden's proposals from its proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

At a minimum, these defects must all be corrected for each proposal that may be included in our proxy materials. Moreover, we believe the defects are so pervasive and would require such extensive editing that the Staff of the Commission should exercise its discretion to permit the exclusion of the proposals rather than provide Mr. Chevedden with any further opportunity to cure them. *Division of Corporation Finance: Staff Legal Bulletin No. 14, (July 13, 2001) (Section E.1).*

Mr. Chevedden's many proposals exhibit the same defects year after year to the same or other target companies in the apparent hope that they will be either missed or ignored. His outrageous gaming of the Shareholder Proposal Rule and resulting waste of corporate and Commission resources should no longer be tolerated by the Staff. We urge the Staff to discourage this abuse by not affording Mr. Chevedden any further opportunity to cure the defects in his proposals.

Chevedden/Rossi Proposal

The Chevedden/Rossi Proposal inconsistently states the shareholder vote on this proposal in 2001. At one point Mr. Chevedden states the vote as 52% and in another at 54%. The former is correct.

The Chevedden/Rossi Proposal also refers to the "setback" of the "2001 California energy crises." In the context of doing so, Mr. Chevedden has falsely implied that this is the fault or responsibility of Sempra Energy.

The Chevedden/Rossi Proposal also refers to a "35% dividend cut from $1.56 down to $1.00." But this dividend reduction occurred nearly two years ago and Mr. Chevedden's failure to so note falsely implies that it is a recent occurrence.

The Chevedden/Rossi Proposal states that "fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000." But Mr. Chevedden provides absolutely no citation of authority for this proposition either as to the number of proposals or the percentage of votes. According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), 54 proposals for annual election of directors attained "average," rather than "overall," support of 52.7% in 2000, among companies tracked by the

IRRC. Moreover, Mr. Chevedden's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors proposals appear to have failed at the majority (29 of 57) of the companies at which they were on the ballot in 2000. Thus, Mr. Chevedden's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be true, resulting in statements that are false and misleading. The Staff has repeatedly admonished Mr. Chevedden to provide citations of authority and factual support for statements such as these. See, for example, *Honeywell International, Inc. (October 26, 2001); Lockheed Martin Corporation (February 5, 2001); Alaska Air Group (March 26, 2000).*

The Chevedden/Rossi Proposal also states that "annual election of each director is a core policy for the Council of Institutional Investors..." followed by a statement that "institutional investors own 42% of Sempra stock." He provides absolutely no support for his calculation of our institutional ownership and we ourselves are unable to verify his percentage.

The Chevedden/Rossi Proposal also characterizes directors as having "a past practice, or could have a future practice, of actually owning a token amount of stock, particularly compared to their total wealth or current income." Mr. Chevedden provides absolutely no support (other than mere speculation) for this statement. He has no knowledge of the wealth or income of our directors, nor any basis to characterize their share ownership as "token".

The Chevedden/Rossi Proposal also states that the "6-director majority, of non-employee directors, each own less than 3007 shares of stock." But this is materially misleading by substantially understanding the directors' investment in Sempra Energy. In addition to stock options, each of the directors has deferred compensation into phantom shares which track the performance of Sempra Energy Common Stock. It also ignores the fact that an annual minimum of $9,000 of each director's fees is paid in shares of Sempra Energy Common Stock or deferred into phantom shares of Sempra Energy Common Stock.

The Chevedden/Rossi Proposal also states that 3007 shares of stock "could be less stock than many of Sempra's fixed-income shareholders own." Yes, of course, it could and so could be 100 shares or 100,000 shares. This is sheer misleading speculation.

The Chevedden/Rossi Proposal also grossly overstates the compensation of Stephen Baum, Chairman and Chief Executive Officer of Sempra Energy, at "$20 million total annual compensation." In fact, as reported in Sempra Energy's 2001 Proxy Statement, Mr. Baum's annual compensation for the year 2000 was less than one-eighth of this amount.

Chevedden/Trust Proposal

The Chevedden/Trust Proposal states "simple-majority requirements are widely supported" and that "major pension funds including those representing union employees support simple-majority provisions." Mr. Chevedden provides absolutely no support whatsoever for this statement, nor does he provide support for his statement that "simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000." The Staff has repeatedly admonished Mr. Chevedden that his failure to provide citations of authority and factual support for similar statements render them false and misleading. See, for example, *General Motors Corporation, March 29, 2001; Alaska Air Group, March 13, 2001; The Home Depot, April 4, 2000.*

The Chevedden/Trust Proposal also refers to "three special vote-no solicitations by Sempra Energy against shareholder proposals." We have absolutely no idea what this refers to and it must be clarified and supported or eliminated. In addition, his characterization of this "vote-no campaign" as "paid for by shareholders through funds from the company treasury" falsely suggests impropriety by Sempra Energy and its management. These insinuations must also be eliminated.

The Chevedden/Trust also states that "a respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders." And it goes on to say that "super-majority may entrench management...." However, Mr. Chevedden's failure to identify the firm or provide other factual support for these statements is misleading.

The Chevedden/Trust proposal also states that "in recent years, various companies have been willing to implement proposal topics that have won a majority of yes-no shareholder votes." Again, Mr. Chevedden's failure to provide any support for this statement renders it materially misleading.

Chevedden/Gilbert Proposal

The Chevedden/Gilbert Proposal states that "Sempra is 42%-owned by institutional investors." Mr. Chevedden provides no support for this statement and we are unable to verify its accuracy. Mr. Chevedden has been repeatedly admonished by the Staff that statements of institutional ownership must be factually supported. See, for example, *General Electric Company (January 24, 2001); General Motors (April 10, 2000).*

The Chevedden/Gilbert Proposal also states, as headings, that "Institutional Investors Support This Topic" and "Institutional Investor Support is High-Caliber Support". These statements misleadingly imply that Mr. Chevedden's proposal is supported by all or most institutional investors and that such support is of special significance. Mr. Chevedden provides no support whatsoever for these misleading statements.

The Chevedden/Gilbert Proposal also states that "This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000." Mr. Chevedden provides no citation of authority for these statements.

* * * * *

Please confirm that the Staff of the Commission will not recommend to the Commission any enforcement action if these proposals are excluded from Sempra Energy's proxy materials for its Annual Meeting of Shareholders.

To assist Sempra Energy in preparing its proxy materials, I would very much appreciate receiving the Staff's response to this letter by February 10, 2002.

If you have any questions regarding this matter or if I can be of assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:rt
Encls
cc: Mr. John Chevedden (w/encls)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/encls)
P O Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/encls)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/encls)
29 East 64th Street
New York, NY 10021-7048

ENVELOPE
POST MARKED JAN. 28

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

RECEIVED
JAN 30 2002
T.C. SANGER

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request (NAR). It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.
Examples of the fallacious reasoning behind the company claims are sometime preceded by (sic).

1) For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
2) The company furthermore reached an earlier written agreement with the undersigned on shareholder proposals.
3) It is not believed that the company made pejorative statements in this meeting with company officials on any shareholder proposals that the undersigned coordinated with.
4) The company (C) appears to claim that it had absolutely no responsibility for the 2001 California energy crises.
5) C appears to claim (sic) that the 2001 California energy crises was simply an example of the company being dealt a bad hand. That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.
6) That perhaps (sic) the company, which spends significant sums on lobbying public officials, simply had absolutely no involvement with earlier deregulation legislation that contributed to the energy crises.
7) C appears to claim that statistics hide the "true story."
8) On the hand, C claims purportedly its interpretation of selected statistics is the "true story."
9) C appears to claim that it is ignorant of its 2001 submittals to the Securities and Exchange Commission that disclose the text it will use in its vote-no campaign against shareholder proposals.
10) C appears to believe that it is important to include support for text that it does not or cannot rebut.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: Ray T. Chevedden

POST MARKED

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 20, 2002

Via UPS Air

RECEIVED
JAN 30 2002
T.C. SANGER

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 20, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619 . 696 . 4373
Fax: 619 . 696 . 4670
gkyle@sempra.com

January 29, 2002

Exchange Act Rules
14a-8(b)
14a-8(d)
14a-8(i)(3)
14a-9

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

Please refer to the letter to you from John Chevedden dated January 16, 2002 (which we received on January 25) regarding the three shareholder proposals that Mr. Chevedden has submitted (nominally on behalf of Chris Rossi, John J. Gilbert and the Ray T. Chevedden and Veronica G. Chevedden Family Trust) for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 7, 2002.

Mr. Chevedden's letter is in response to our letter to you of December 18, 2001 requesting the Staff's concurrence in the exclusion of the three proposals from our proxy materials. Copies of Mr. Chevedden's letter and our December 18 letter (without appendices) are attached as Appendices A and B.

To the quite limited extent to which it is at all intelligible, Mr. Chevedden's letter is largely filled with readily apparent irrelevancies and inaccuracies to which we need not respond. However, it does contain several materially misleading statements and material omissions that we wish to call to the Staff's attention. We do so below by reference to the captions of our December 18 letter setting forth the various bases for exclusion of Mr. Chevedden's proposals from our proxy materials.

Mr. Chevedden is the Actual Proponent of All Three Proposals and He is Not a Shareholder of Sempra Energy

Over two months have now passed since we first wrote to Mr. Chevedden and each of his nominal proponents stating that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of each of the three proposals he has submitted to Sempra Energy. Our letter also stated: "If you disagree, please advise us of any facts that would enable us and the

Staff of the Securities and Exchange Commission to reach a contrary conclusion." It also posed several questions intended to elicit information that would be relevant to such a conclusion.

Mr. Chevedden's diatribe is replete with references to freedom of association, burden of proof and objections to the questions that we posed. But the simple fact remains that neither Mr. Chevedden nor any of his nominal proponents has responded to our questions nor asserted any facts whatsoever that would rebut our well-supported conclusion that Mr. Chevedden (rather than his nominal proponents) is the actual proponent of all three of the proposals that he has submitted to us. Indeed, none has even asserted that the conclusion is incorrect.

Of course, Mr. Chevedden is not required to answer our questions or dispute our conclusion. The burden of proof of establishing that we may exclude his proposals from our proxy materials is on us.

But the facts set forth in our December 18 letter meet that burden. Mr. Chevedden's repeated and continuing abuse of the Shareholder Proposal Rule by multiple proposals through nominal proponents is well-known to the Staff (see *TRW, Inc., January 24, 2001* and *The Boeing Company, February 20, 2001*) and, with respect to his proposals to us, is well-documented in our letter. In these circumstances, Mr. Chevedden's continuing silence speaks loudly.

John Chevedden is the actual proponent of all three proposals he has submitted to Sempra Energy and he is not a shareholder. Accordingly, we may properly exclude and intend to exclude all three of his proposals from our proxy materials pursuant to Rule 14a-8(b).

John J. Gilbert, the Nominal Proponent of the Chevedden/Gilbert Proposal, Has Failed to Prove His Eligibility to Submit a Shareholder Proposal

Mr. Chevedden grossly misrepresents the letter from Deutche Bank Alex Brown that he provided to us to support the claim that John J. Gilbert is a beneficial owner of our shares. Mr. Chevedden's letter disingenuously states:

> "24) The company apparently does not understand:
> Margo K. Gilbert Frank
> John Gilbert
> TTEES U/W/O Caston J. Gilbert
> means that John Gilbert has authority."

Mr. Chevedden has conveniently removed the name "Frank" from in front of "John Gilbert" in the second line of the Deutche Bank letter and inserted it after "Margo K. Gilbert" in the first line. He thus falsely implies that the letter refers to "Margo K. Gilbert Frank and John Gilbert" rather than "Margo K. Gilbert and Frank John Gilbert".

In fact, the Deutche Bank letter (attached as Appendix C) is addressed:

> "Margot K. Gilbert
> Frank John Gilbert TTEES
> U/W/O Caston J. Gilbert"

and states, "that the above referenced account held 75 shares of Sempra Energy (SRE)" from November 1, 2000 to the present.

John J. Gilbert is not an addressee of the Deutche Bank letter nor is he named on the account to which the letter refers. The letter provides no proof whatsoever that John J. Gilbert (as opposed to Margot K. Gilbert and Frank John Gilbert) is a shareholder entitled to submit a shareholder proposal.

We have twice so advised Mr. Chevedden but neither he nor Mr. Gilbert has submitted any proper proof of Mr. Gilbert's eligibility to submit a shareholder proposal and the time for them to do so has now long expired. Our only "proof" of shareholdings by Mr. Gilbert are his own assertions and those of Mr. Chevedden for which no objective verification has been provided, and these assertions are not enough.

Accordingly, we may exclude and intend to exclude the Chevedden/Gilbert Proposal from our proxy materials for failure to have received proof of Mr. Gilbert's eligibility to submit a proposal as contemplated by Rules 14a-8(b) and 14a-8(f).

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal Each Exceed the 500-Word Limitation of the Shareholder Proposal Rule

By two letters to us dated January 22, 2002, Mr. Chevedden has implicitly conceded that the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule and may properly be excluded from our proxy materials. The Staff appears not to have received copies of these letters. Accordingly, they are attached as Appendix D, together with our January 25, 2002 response.

Mr. Chevedden's letters belatedly submit revisions to the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal that are intended to comply with the 500-word limitation. The letters ask us to accept these revisions and to withdraw our request for the Staff's concurrence in the exclusion of the original proposals from our proxy materials.

Our response to Mr. Chevedden advises him that we do not accept these untimely revisions and we will not withdraw our request for exclusion. It also notes that his proposed revisions do not address the other deficiencies in his original proposals that are the subject of our request.

Mr. Chevedden has effectively admitted that the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal exceed the 500-word limitation of Rule 14a-8(d). Accordingly, we may properly exclude and intend to exclude these proposals from our proxy materials.

Each of the Three Chevedden Proposals Contains Numerous False and Misleading Statements and Material Omissions

Neither Mr. Chevedden's letter to the Staff nor his letters to us correct or, for the most part, even purport to address the numerous false and misleading statements and material omissions in the proposals he has submitted. Over two months have now passed since we initially called Mr. Chevedden's attention to these deficiencies, and over one month has passed since they were specifically set forth in our letter to the Staff of December 18.

Accordingly, we may properly exclude and intend to exclude Mr. Chevedden's proposals from our proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

* * * * * *

Please confirm that the Staff will not recommend to the Commission any enforcement action if Mr. Chevedden's three proposals are excluded from our proxy materials for the Annual Meeting of Shareholders.

To assist us in preparing our proxy materials, I would very much appreciate receiving your response by February 10, 2002.

If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:kl
99705v1

cc: Mr. John Chevedden (w/enclosures)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/enclosures)
P.O. Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/enclosures)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/enclosures)
29 East 64th Street
New York, NY 10021-7048

A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 16, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Preliminary Shareholder Response to Company No Action Request
Established Shareholder Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Sempra Energy no action request (NAR). It is believed that Sempra Energy must meet the burden of proof under rule 14a-8.
Examples of the fallacious reasoning behind the company claims are sometime preceded by (sic).

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company good boy/bad boy script:
For some unknown reason Sempra Energy omitted from its 15-page NAR that it earlier asked the undersigned to make a trip for a special meeting with company officials regarding shareholder proposals.
2) The company furthermore omitted that it earlier reached more than one written agreement with the undersigned on company corporate governance.
3) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
4) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association.
5) The company does not cite a line in rule 14a-8 that declares that certain stock market investors are forbidden to associate with other stock market investors.
6) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.
7) The company does not claim that it tracked the proposals that were published without a challenge.
8) The company does not claim that it tracked all proposals that were published and the challenge failed.

9) The company does not claim or supply evidence that its sample includes all the proposals submitted in any particular year that were unsuccessfully challenged.
10) The company takes a limited sample with the red flag qualifier of stating at least a certain number which excludes many successful proposals.
11) It is believed that the company did not make pejorative statements in this on any shareholder proposals that the undersigned had handled communication.
12) Company agreements negotiated with the undersigned involved Batchelder & Partners, Inc. and Relational Investors LLC.
13) The company improperly compares a Boeing case with the TRW case. The Boeing case was decided solely on the ordinary business issue.
14) The company does not elaborate on how it because an expert in predicting the Staff response to what-if scenarios in other no action determinations.
15)The company appears to claim that it had absolutely no responsibility for the 2001 California energy crises.
16) The company does not explain the grounds for submitting a set of interrogatory-type questions to proponents of shareholder proposals and to claim an advantage for doing so.
17) Fallacy:
The company appears to claim that the 2001 California energy crises was simply an example of the company being dealt a bad hand.
18) That all aspects of the 2001 crises were perhaps completely unforeseeable, un-preventable and totally outside the control of the company.
19) Company fallacy:
That perhaps the company, which spends significant sums on lobbying public officials, simply had zero-involvement with the 1996 deregulation legislation that contributed to the energy crises.
20) The company appears to claim that statistics hide the "true story."
21) In contradiction, the company further claims that purportedly its own interpretation of selected statistics is the "true story."
22) Company fallacy:
Ignorance is a company asset under rule 14a-8. The company appears to claim that it is ignorant of its own 2001 submittals to the Securities and Exchange Commission that disclose the text the company used in its vote-no campaign against shareholder proposals.
23) The company appears to claim that it is important to spend time on text that the company does not or cannot challenge on a factual basis.
24) The company apparently does not understand:
Margo K. Gilbert Frank
John Gilbert
TTEES U/W/O Caston J. Gilbert
means that John Gilbert has authority.
25) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.
26) Double standard:
The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.
27) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 27 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SRE
Ray T. Chevedden
John J. Gilbert
Chris Rossi

Sempra Energy℠

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619.696.4373
Fax: 619.696.4670
gkyle@sempra.com

December 18, 2001

Exchange Act Rules
14a-8(b)
14a-8(d)
14a-8(i)(3)
14a-9

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

We have received from John Chevedden three shareholder proposals for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 7, 2002.

The proposals are: A proposal ostensibly submitted on behalf of Chris Rossi (the "Chevedden/Rossi Proposal") relating to annual elections of directors (*Appendix A*). A proposal ostensibly submitted on behalf of John J. Gilbert (the "Chevedden/Gilbert Proposal") relating to shareholder rights plans (*Appendix B*). A proposal ostensibly submitted on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Chevedden/Trust Proposal") relating to simple majority voting (*Appendix C*).

Sempra Energy believes, as more fully discussed below, that it may properly exclude Mr. Chevedden's three proposals from its proxy materials because:

- Mr. Chevedden is the actual proponent of all three proposals and he is not a shareholder of Sempra Energy.

- The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule.

- John J. Gilbert, the nominal proponent of the Chevedden/Gilbert Proposal, has failed to prove his eligibility to sponsor a shareholder proposal.

- Each of the three Chevedden proposals contains numerous false and misleading statements and material omissions.

Accordingly, on behalf of Sempra Energy, I ask the Staff of the Division of Corporation Finance to confirm that it will not recommend to the Commission any enforcement action in respect of Sempra Energy's exclusion of the three Chevedden proposals from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), I am filing six copies of this letter and the appendices thereto which include each of Mr. Chevedden's three proposals as well as related correspondence.

Background

John Chevedden, the actual proponent of the three shareholder proposals submitted to Sempra Energy, is a corporate gadfly with whom the Staff of the Commission is very well acquainted.

In the last two years alone, Mr. Chevedden has submitted over eighty shareholder proposals[1]. The targets of his proposals have included Alaska Air, AMR, AT&T, Allegheny International, AlliedSignal, Applied Power, Boeing, Caterpillar, Electronic Data Systems, FirstEnergy, Ford Motor, General Dynamics, General Electric, General Motors, Honeywell, Litton Industries, Lockheed Martin, McDonnell Douglas, Northrop Grumman, Northwest Airlines, PG&E, Raytheon, Sempra Energy, Southwest Airlines, TRW, Times Mirror and UAL.

Mr. Chevedden also consistently, repeatedly and increasingly misuses and abuses the Shareholder Proposal Rule.

His proposals are frequently submitted through nominal proponents to companies in which he has absolutely no economic interest whatsoever. And he often submits several proposals through different nominal proponents to each company.

His proposals also generally require extensive review by the Staff. And, in spite of Mr. Chevedden's vast experience as a shareholder proponent, he frequently violates the eligibility requirements and the one proposal and 500-word limitations of the Shareholder Proposal Rule. And his proposals almost always contain false and misleading statements and are replete with material omissions.

[1] Based solely upon a survey of proposals reviewed by the Staff of the Commission and a sampling of proxy statements filed with the Commission. The actual number of proposals submitted by Mr. Chevedden and his many nominal proponents may substantially exceed this number.

Staff Review

Mr. Chevedden appears to have submitted his first shareholder proposal in 1994. It was submitted to General Motors and, if implemented, would have required that Hughes Aircraft (a subsidiary of GM) annually report certain aspects of its employment practices. Mr. Chevedden had been laid off from Hughes against which he had subsequently filed an ultimately unsuccessful charge of age and sex discrimination. The Staff concurred in GM's omission of Mr. Chevedden's proposal from its proxy materials as relating to the redress of a personal claim or grievance. *General Motors Corporation, February 15, 1995.*

But Mr. Chevedden's initial setback has not deterred him from submitting shareholder proposals nor has it discouraged him from continuing to misuse and abuse the Shareholder Proposal Rule.

During the 1997 proxy season, Mr. Chevedden submitted at least six shareholder proposals that were reviewed by the Staff. Only one (which had been previously revised) was required to be included in the recipient's proxy materials as submitted. Two were required to be included only if revised and three were excluded.

During the 1998 proxy season, Mr. Chevedden submitted at least eight shareholder proposals that were reviewed by the Staff. None were required to be included in the recipient's proxy materials as submitted. Four were required to be included only if revised and four were excluded.

During the 1999 proxy season, Mr. Chevedden submitted at least fifteen shareholder proposals that were reviewed by the Staff. Only two were required to be included in the recipient's proxy materials as submitted. Seven were required to be submitted only if revised and six were excluded.

During the 2000 proxy season, Mr. Chevedden submitted at least twenty-five shareholder proposals that were reviewed by the Staff. Only four were required to be included in the recipient's proxy materials as submitted. Twelve were required to be included only if revised and nine were excluded.

During the 2001 proxy season, Mr. Chevedden submitted at least thirty-five shareholder proposals that were reviewed by the Staff. Only one was required to be included in the recipient's proxy materials as submitted. Twenty-two were required to be included only if revised and twelve were excluded.

Mr. Chevedden's propensity repeatedly to flout the requirements of the Shareholder Proposal Rule is particularly egregious with respect to its eligibility requirements, one proposal and 500 word limitations, and prohibitions on false and misleading statements and material omissions.

Eligibility Requirements/Nominal Proponents

For many of his proposals, Mr. Chevedden is unable to satisfy the share ownership requirements of the Shareholder Proposal Rule. So, apparently to avoid the inconvenience of having to have an economic stake in his target companies, he solicits proxies from target company shareholders and submits his own proposals to the target in the name of his nominal proponents.

In the last two years alone, Mr. Chevedden's large and growing stable of nominal proponents have included:

- Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*)
- Patricia Brennan (*General Electric, January 24, 2001*)
- Ray T. Chevedden and Veronica G. Chevedden Family Trust (*General Motors Corporation, March 29, 2001; Ford Motor Company, March 19, 2001; The Boeing Company, February 7, 2001; PG&E Corporation, January 22, 2001; Raytheon Company, January 3, 2001 and January 6, 2000; EDS, March 24, 2000; FirstEnergy, March 7, 2000; Sempra Energy, February 29, 2000*)
- Charles Collins (*General Electric Company, January 24, 2001*)
- Frederick Eade (*The Boeing Company, March 2, 2000*)
- Thomas Finnegan (*The Boeing Company, February 8, 2001*)
- Frank and Eleanor Gerbec (*FirstEnergy Corporation, March 7, 2000*)
- John J. Gilbert (*General Motors, March 29, 2001; Southwest Airlines, March 13, 2001; The Boeing Company, February 13, 2001 and March 6, 2000; Litton Industries, Inc., August 24, 2000; Honeywell International, Inc., March 2, 2000)*
- Lee Greenwood (*Southwest Airlines, March 13, 2001*)
- Ernest Lopez (*TRW, Inc., March 6, 2000*)
- Harold Mathis (*Honeywell International, Inc., March 2, 2000*)
- Jerome McLaughlin (*Northrop Grumman Corporation, January 14, 2001 and March 17, 2000*)
- Charles Miller (*The Boeing Company, February 8, 2001*)
- Chris Rossi (*Sempra Energy, February 29, 2000)*
- Nick Rossi (*Electronic Data Systems, September 14, 2001; General Motors Corporation, March 22, 2001 and March 30, 2001*)
- Michael Schaefer (*Southwest Airlines, April 10, 2000*)

- Bernard and Naomi Schlossman (*General Motors Corporation, March 29, 2001; Mattel, Inc., March 21, 2001; Southwest Airlines, March 20, 2001; The Boeing Company, February 20, 2001*)
- Kenneth Steiner (*General Motors, April 3, 2001; AMR, April 17, 2000*)
- Thomas Wallenberg (*TRW, Inc., January 24, 2001*)
- Allen Wolf (*FirstEnergy Corporation, February 26, 2001*)
- Robert Wubbolding (*PG&E Corporation, January 12, 2001*)

Mr. Chevedden's nominal proponents do little more than execute a proxy solicited by Mr. Chevedden and authorizing him to submit a shareholder proposal in the name of the nominal proponent. The proposal is authored by Mr. Chevedden, sent to the recipient by Mr. Chevedden, and all related communications are with Mr. Chevedden. And, because not all of his nominal proponents are shareholders of all of his numerous target companies, many of Mr. Chevedden's same proposals are submitted by different nominal proponents to different companies.

Mr. Chevedden's continuing abuse of the Shareholder Proposal Rule by evading eligibility requirements through nominal proponents was convincingly established just this year by both TRW and Boeing. *TRW, Inc., January 24, 2001; The Boeing Company, February 20, 2001.*

But Mr. Chevedden's attempts to evade the eligibility requirements of the Shareholder Proposal Rule have not abated. He continues through fronts of nominal proponents to propose to Sempra Energy and others not just one but several proposals.

Multiple Proposals

Beginning with the 1998 proxy season Mr. Chevedden expanded not only the frequency but also the breadth of his evasive tactics. Apparently dissatisfied with submitting only one shareholder proposal to his target companies, he began submitting several proposals to each through multiple nominal proponents. The companies receiving multiple proposals from Mr. Chevedden and his nominal proponents have included Allegheny Energy, AlliedSignal, Boeing, EDS, FirstEnergy, General Motors, Honeywell, Northrop Grumman, PG&E, Raytheon, Sempra Energy, Southwest Airlines and TRW.

Thus, Mr. Chevedden has not been merely content to evade the eligibility requirements of the Shareholder Proposal Rule through nominal proponents but has built upon that evasion to also evade the single proposal limitation of the rule.

Other Requirements

Not only does Mr. Chevedden repeatedly evade the eligibility requirements and one proposal limitation of the Shareholder Proposal Rule, his proposals are also typically filled with

invective and invidious innuendo directed at his targets and impugning the integrity of their management. As a result, he has frequently been required to delete false or revise misleading statements and cure material omissions in his proposals as a condition to their inclusion in the target company's proxy materials. See, for example, *Honeywell International, Inc. (October 26, 2001 and March 2, 2000); General Motors Corporation (March 27, 2001); Northwest Airlines Corporation (February 5, 2001); and Southwest Airlines (January 18, 2001).*

Exclusion of the Proposals

Mr. Chevedden is the Actual Proponent of All Three Proposals and He Is Not a Shareholder of Sempra Energy

John Chevedden is not a record shareholder of Sempra Energy and he does not purport to be a beneficial owner of any Sempra Energy shares[2]. He has submitted his three proposals ostensibly on behalf of individuals who are or who purport to be shareholders of Sempra Energy.

These proposals are, in fact, Mr. Chevedden's own proposals rather than those of his nominal proponents.

As discussed under "Background – Eligibility Requirements/Nominal Proponents" above, Mr. Chevedden's submission of his shareholder proposals through nominal proponents is a typical pattern. He has done so many times and apparently has no personal shareholding or other economic interest in many of the companies that are his targets.

But, the Shareholder Proposal Rule is a vehicle to provide a simple and inexpensive way for *shareholders* of a company to make their views known to the company's other shareholders and to enlist support for their views. It is not a soap box for gadflies.

The Shareholder Proposal Rule has always included a requirement that the individual submitting a proposal be a shareholder of the company to which the proposal is submitted. In 1983, when the rule was amended to require a minimum investment and a minimum holding period, the Commission stated:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-(8). Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

There is, of course, nothing in the Shareholder Proposal Rule that prohibits a shareholder from enlisting the aid of others in submitting a shareholder proposal. But there is a marked

[2] Our letter of November 28 (*Appendix D-1*) advised Mr. Chevedden and his nominal proponents that we regarded Mr. Chevedden as the actual proponent of all three proposals submitted to Sempra Energy. It further advised Mr. Chevedden that, under the Shareholder Proposal Rule, he must (within 14 days of his receipt of our letter) send to us proof of his ownership of the number of Sempra Energy shares required to be eligible to submit a proposal and also reduce the number of his proposals to one proposal. He has done neither.

contrast between shareholders who appoint another as their proxy to acquire advice, counsel and experience to pursue their own proposals and shareholders who are enticed to provide a proxy to enable a non-shareholder proxy holder to further his own agenda. While the former is permissible, the latter clearly is not. And it is quite clear that the latter is what Mr. Chevedden is about.

Even a cursory review of Mr. Chevedden's three proposals reveals that they were all written by the same individual. The style and format of the proposals and related submission letters are virtually identical.

Moreover, Mr. Chevedden has submitted to many other companies proposals that are virtually identical to those he has submitted to Sempra Energy. And he has done so through proponents other than those who are the nominal proponents of his corresponding proposals to Sempra Energy.

Mr. Chevedden's proposal with respect to annual elections of directors (submitted to Sempra Energy through nominal proponent Chris Rossi) has also been submitted by Mr. Chevedden on at least twelve other occasions and to at least eight other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least one company (*Honeywell International, Inc., October 26, 2001 and March 2, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least four companies (*Raytheon Company, February 26, 2001 and March 10, 2000; The Boeing Company, February 7, 2001 and March 6, 2000; General Motors Corporation, April 10, 2000; FirstEnergy Corp., March 7, 2000).* Mr. Chevedden has also submitted it to at least three other companies through his nominal proponents Lee Greenwood (*Southwest Airlines, March 13, 2001*), Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*), Thomas Wallenberg (*TRW, Inc., January 24, 2001*) and Ernest Lopez (*TRW, Inc., March 6, 2000).*

Mr. Chevedden's proposal with respect to shareholder rights plans (submitted to Sempra Energy through nominal proponent John Gilbert) has been submitted by Mr. Chevedden on at least thirteen other occasions and to at least ten other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least eight companies (*Actuant Corporation, October 16, 2001; General Motors Corporation, March 27, 2001; General Dynamics Corporation, March 5, 2001; Northrop Grumman Corporation, February 16, 2001 and March 17, 2000; Northwest Airlines Corporation, February 5, 2001; Airborne Freight Corporation, January 29, 2001; Caterpillar, Inc., January 3, 2001 and January 13, 2000; PACCAR, Inc., December 4, 2000 and February 11, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least two companies (*Raytheon Company, February 26, 2001 and Electronic Data Systems, March 24, 2000).*

Mr. Chevedden's proposal with respect to simple majority voting (submitted to Sempra Energy through nominal proponent the Chevedden Trust) has been submitted by Mr. Chevedden on at least twelve other occasions and to at least ten other companies in the last two years alone.

Mr. Chevedden has submitted for himself to at least five companies (*Electronic Data Systems Corporation, September 28, 2001; Alaska Air Group, Inc., March 13, 2001 and March 26, 2000; UAL Corporation, February 9, 2001; Lockheed Martin Corporation, February 5, 2001; The Home Depot, Inc., April 4, 2000*). Mr. Chevedden has also submitted it to at least four other companies through his nominal proponents the Chevedden Trust (*Raytheon Company, February 26, 2001),* Bernard and Naomi Schlossman (*Southwest Airlines Company, March 10, 2001*); Nick *Rossi (Electronic Data Systems, March 24, 2000*); Jerome McLaughlin (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*) and Harold Mathis (*Honeywell International, Inc., March 2, 2000*).

All of these submissions are virtually identical in substance, style and form to Mr. Chevedden's three proposals to Sempra Energy[3]. The only common thread among them is John Chevedden. A conclusion that Mr. Chevedden is the author and actual proponent of them all is inescapable.

If there were any remaining doubt as to Mr. Chevedden's use of nominal proponents to evade the eligibility requirements of the Shareholder Proposal Rule, they were put to rest this year by Mr. Chevedden's proposals to TRW and Boeing. Each of these companies telephoned Mr. Chevedden's nominal proponents, who admitted to be acting as mere fronts for Mr. Chevedden who had solicited their proxies to advance proposals authored by Mr. Chevedden.

In TRW, the Staff had no difficulty concluding that the proposal had been submitted by a "nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW." (*TRW, Inc., January 24, 2001.*) An identical conclusion surely would have been reached in Boeing had not the proposal also been excludible on other grounds. (*The Boeing Company, February 20, 2001.*) (For the convenience of the Staff, the TRW and Boeing concurrences are contained in *Appendix E.*)

In addition, just this year, the Staff concluded that John J. Gilbert (the nominal proponent of the Chevedden/Gilbert Proposal) was a nominal proponent (for a proponent other than Mr. Chevedden) for a proposal to another company (*MGM Mirage, March 19, 2001*).

We have not telephoned Mr. Chevedden's nominal proponents as did TRW and Boeing. However, we have written to them as well as to Mr. Chevedden (*Appendix D-1*) to elicit information that would contradict or confirm our conclusion that Mr. Chevedden is the actual proponent of the three proposals he has submitted to Sempra Energy.

[3] In contrast, substantively similar proposals submitted by others differ markedly in style and form from the corresponding proposals of Mr. Chevedden and his nominal proponents. See, for example, 2001 Proxy Statements of Cooper Tire & Rubber, KeyCorp and Maxxam, Inc. (annual election of directors proposals of Longview Collective Investment Fund, Gerald Armstrong and Nell Minnow, respectively), and 2001 Proxy Statements of Anheuser-Busch Companies, Navistar International and Southwest Gas Corporation (shareholder rights plan proposals of James O'Brian, Gamco Investors and Jeff Carpenter, respectively). We have not discovered any simple majority vote proposals during 2001 from any proponents other than Mr. Chevedden and his nominal proponents.

Our letter states that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of each of the three proposals. We also state: "If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion."

Neither Mr. Chevedden nor any of his nominal proponents has disagreed with our conclusion. Neither Mr. Chevedden nor any of his nominal proponents has provided any facts whatsoever that would enable us or the Staff to reach a contrary conclusion.

Our letter also asks several questions relevant to our conclusion. Included are questions to the effect:

- Has Mr. Chevedden solicited any of the named proponents to authorize the submission of the proposals?
- Is Mr. Chevedden the primary author of any of the proposals?
- Does Mr. Chevedden have any substantial personal, business, or other relationship with John Gilbert or Chris Rossi?
- Has Mr. Chevedden done or is he expected to do substantially all of the work of submitting and supporting the proposals?

Neither Mr. Chevedden nor any of his nominal proponents has responded to any of these questions. Of course, none is obligated to respond and the burden of persuading the Commission that a proposal may be excluded from proxy materials is on the company seeking the exclusion.

But the evidence provided by his proposals themselves and his prior practices and those of his nominal proponents persuasively support our conclusion that John Chevedden is the actual proponent of all three proposals. In view of that evidence, the silence of Mr. Chevedden and his nominal proponents speaks loudly.

John Chevedden is the actual proponent of all three proposals submitted to Sempra Energy and he is not a shareholder. Accordingly, Sempra Energy may properly exclude and intends to exclude all three proposals from its proxy materials pursuant to Rule 14a-8(b).

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal Each Exceed the 500-Word Limitation of The Shareholder Proposal Rule

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule. Mr. Chevedden and his nominal proponents have been timely advised of this defect in the proposals and have failed to correct it.

A paragraph-by-paragraph word count of the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal is set forth in Appendices F-1 and F-2, respectively. The Chevedden/Rossi Proposal contains 558 words. The Chevedden/Trust Proposal contains 530 words.[4]

Moreover, each proposal would continue to exceed the 500-word limitation even if the more restrictive counting methodologies that Mr. Chevedden has from time to time advocated to the Staff were to be employed. Not counting the title of the proposal and not counting the paragraph setting forth the name and address of Mr. Chevedden and his nominal proponents[5] would not bring either proposal to 500 words or less. In addition to not counting the title and the name and address paragraph, counting hyphenated words in the proposals (for example, super-majority, simple-majority, yes-no, vote-no, vote-yes, 6-director, and fixed-income) as only one word also would not reduce either proposal to 500 words or less.[6]

The Chevedden/Rossi Proposal (as revised)[7] and the Chevedden/Trust Proposal were each faxed (by John Chevedden) to and received by Sempra Energy on November 20, 2001.

---

[4] These word counts include only words that Mr. Chevedden would have Sempra Energy include in its proxy statement. They ignore Mr. Chevedden's publication instructions and the date of his proposals. In addition, percentages, spelled out numbers and dollar amounts (for example, 54%, fifty-one and $1.35) have been counted as one word.

[5]Under Rule 14a-8(b), we are not required to include these paragraphs in our proxy statement and we reserve the right not to do so. See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section D.1); Alaska Air Group, Inc., March 13, 2001; Strategic Global Income Fund, Inc., March 24, 2000; TRW, Inc., February 11, 1999; The Boeing Company, February 18, 1998.*

[6] We do not believe that these word count reductions are necessarily required by the Shareholder Proposal Rule. (See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.2); Northrop Grumman Corporation, January 11, 2000; Minnesota Mining and Manufacturing Company, January 4, 2000.*) They are made simply to demonstrate that even under more restrictive word count methodologies, each proposal would fail to comply with the 500-word limitation.

[7] The Chevedden/Rossi Proposal was originally submitted by Mr. Chevedden on August 10, 2001, and contained less than 500 words. However, as unilaterally revised and resubmitted by Mr. Chevedden on November 20, 2001, the proposal exceeds the 500-word limitation.

By our letter dated November 28 (*Appendix D-1*), we advised Mr. Chevedden as well as his nominal proponents, Chris Rossi and the Chevedden Trust among other things that:

> "[Y]our Chevedden/Rossi proposal and your Chevedden/Chevedden Trust proposal each also exceed the 500-word limitation set forth in the Shareholder Proposal Rule. Consequently, the length of each proposal must be reduced to comply with that limitation if it is to be included in our proxy materials. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the length of a proposal would permit us to exclude the proposal from our proxy materials."

Our letter was faxed to Mr. Chevedden and received by him on November 28. It was also sent to him and each of his two nominal proponents by certified mail. The return receipts (included in *Appendix D-1*) show the letter was received by Mr. Chevedden on November 29, by the Chevedden Trust on November 29, and by Chris Rossi on December 3.

Neither Mr. Chevedden nor either of his nominal proponents has revised either proposal to comply with the 500-word limitation. And the period of time to do so (clearly stated in our letter) provided by Rule14a-8(f) has now expired.

In his correspondence with the Staff, Mr. Chevedden has noted that shareholder proposals are "strictly limited to 500-words" (*Honeywell International, Inc., September 27, 2001).* In this, Mr. Chevedden is correct.

The Staff of the Commission has repeatedly and consistently concurred in the exclusion of shareholder proposals that do not comply with the 500-word limitation of the Shareholder Proposal Rule when, as here, the proponents have received appropriate and timely notice of that defect and have not timely cured it. See, for example, *Northrop Grumman Corporation (March 17, 2000)* (two John Chevedden proposals through nominal proponents Larry Andura and Jerome McLaughlin); *Minnesota Mining and Manufacturing Company (January 4, 2000); Times Mirror Company (February 13, 1997); and AMOCO Corporation (January 22, 1997)* (501 word proposal excluded).

Accordingly, Sempra Energy may properly exclude and intends to exclude the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal from its proxy materials for failure to comply with the 500-word limitation of Rule 14a-8(d).

John J. Gilbert, the Nominal Proponent of the Chevedden/Gilbert Proposal, Has Failed to Prove His Eligibility to Sponsor a Shareholder Proposal

Sempra Energy received the Chevedden/Gilbert Proposal (by fax from John Chevedden) on November 19, 2001. The accompanying transmittal letter (*Appendix G-1*) is signed as follows:

> "John J. Gilbert for
> Caston J. Gilbert
> Shareholder
> Sempra Energy (SRE)"

We promptly determined that neither John Gilbert nor Caston Gilbert (for whom John Gilbert appeared to be acting) was a registered holder of Sempra Energy shares. Consequently we could not for ourselves verify Mr. Gilbert's eligibility to submit a shareholder proposal.

Accordingly, as contemplated by Rule 14a-8(f), on November 21 we wrote to Mr. Gilbert (with a copy to Mr. Chevedden) stating that since neither Mr. Gilbert nor Caston J. Gilbert is a registered holder of our shares:

> "[Y]ou must provide us with proof of your eligibility to submit a proposal. To do so you will need to provide us with a written statement from the 'record' holder of your shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal... In the event that you are acting on behalf of someone else, these statements must relate to the person for whom you are acting and you must also provide us with proof or your authority so to act.
>
> "[T]hese written statements together with any required proof of authority to act on behalf of another must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide these statements within this time frame would permit us to exclude your proposal from our proxy statement..."

Our letter was received by Mr. Gilbert on November 23, 2001 and by Mr. Chevedden by fax on November 21 and mail on November 23. Our letter together with proof of receipt by Mr. Gilbert and Mr. Chevedden are contained in *Appendix G-2*.

On both December 4 and December 5, 2001, we received (by fax from John Chevedden) a copy of a letter (*Appendices G-3 and G-5*) from Deutsche Banc Alex Brown addressed as follows:

> "Margo K. Gilbert
> Frank John Gilbert TTEES
> U/W/O Caston J. Gilbert"

The text of the letter states "that the above referenced account held 75 shares of Sempra Energy (SRE)" from November 1, 2000 to the present.

But John J. Gilbert is not an addressee of this letter nor is he named on the account to which the letter refers.

The letter provides no proof whatsoever that John J. Gilbert is a shareholder of Sempra Energy. Nor does it provide any proof whatsoever that he (as opposed to Margo K. Gilbert and Frank John Gilbert) has any authority to act on behalf of Caston J. Gilbert.

We so advised both Mr. Gilbert and Mr. Chevedden by our letters dated December 5 and December 6. Our letters and the related proofs of receipt are contained in *Appendices G-4 and G-6*.

In response, on December 6 we received an e-mail message from Mr. Chevedden asserting: "To clarify the broker letter, the names are Margo K. Gilbert Frank and John Gilbert." But, of course, that is simply not what the letter says and we so advised Mr. Chevedden by a reply e-mail. Print-outs of this e-mail correspondence are contained in *Appendix G-7*.

Mr. Gilbert has failed to prove his eligibility to submit a shareholder proposal. And the time provided for him to do so (clearly stated in our letters) provided by Rule 14a-8(f), has now expired.

Rule 14a-8(b)(2) sets forth the method by which a shareholder who is not a registered shareholder "must prove" eligibility to submit a shareholder proposal. The proponent must "submit to the company a written statement from the 'record' holder of [his] securities… verifying that… [he] continuously held the securities for at least one year." Quite simply, Mr. Gilbert has not done so.

The letter we received from Deutsche Banc A. G. Becker does not, contrary to Mr. Chevedden's assertions, identify John J. Gilbert as a shareholder. Our only "proof" of shareholdings by Mr. Gilbert are his own assertions and those of Mr. Chevedden for which no objective verification has been provided. And these assertions are not enough.

For proponents who are not registered shareholders, Rule 14a-8(b)(2)(i) requires a written statement from the record shareholder to provide independent verification of share ownership. If mere assertions by a proponent were sufficient (as they are for record shareholders for whom the company can itself verify eligibility) there would be no need for such a provision. As noted in *Staff Legal Bulletin No. 14* written verification of non-record ownership "must be from the record holder," and a statement by the shareholder's investment advisor (unless also the record holder) "would be insufficient under the rule." *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.c(1)).*

The Staff of the Commission has consistently and repeatedly concurred in the exclusion of shareholder proposals submitted by proponents who fail to timely provide the proof of eligibility as contemplated by Rule 14a-8(b)(2)(i). See, for example, *Oracle Corporation, June 22, 2001; Sierra Health Services, March 16, 2001*; *and Bank of America Corporation, December 28, 2000.*

Accordingly, Sempra Energy may exclude and intends to exclude the Chevedden/Gilbert Proposal from its proxy materials for failure to have received proof of Mr. Gilbert's eligibility to submit a proposal as contemplated by Rules 14a-8(b)and 14a-8(f).

Each of the Three Chevedden Proposals Contains Numerous False and Misleading Statements and Material Omissions

As typical of Mr. Chevedden's shareholder proposals, each of his three proposals to Sempra Energy contains numerous false and misleading statements and material omissions. Accordingly, Sempra Energy may properly exclude and intends to exclude Mr. Chevedden's proposals from its proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

At a minimum, these defects must all be corrected for each proposal that may be included in our proxy materials. Moreover, we believe the defects are so pervasive and would require such extensive editing that the Staff of the Commission should exercise its discretion to permit the exclusion of the proposals rather than provide Mr. Chevedden with any further opportunity to cure them. *Division of Corporation Finance: Staff Legal Bulletin No. 14, (July 13, 2001) (Section E.1).*

Mr. Chevedden's many proposals exhibit the same defects year after year to the same or other target companies in the apparent hope that they will be either missed or ignored. His outrageous gaming of the Shareholder Proposal Rule and resulting waste of corporate and Commission resources should no longer be tolerated by the Staff. We urge the Staff to discourage this abuse by not affording Mr. Chevedden any further opportunity to cure the defects in his proposals.

Chevedden/Rossi Proposal

The Chevedden/Rossi Proposal inconsistently states the shareholder vote on this proposal in 2001. At one point Mr. Chevedden states the vote as 52% and in another at 54%. The former is correct.

The Chevedden/Rossi Proposal also refers to the "setback" of the "2001 California energy crises." In the context of doing so, Mr. Chevedden has falsely implied that this is the fault or responsibility of Sempra Energy.

The Chevedden/Rossi Proposal also refers to a "35% dividend cut from $1.56 down to $1.00." But this dividend reduction occurred nearly two years ago and Mr. Chevedden's failure to so note falsely implies that it is a recent occurrence.

The Chevedden/Rossi Proposal states that "fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000." But Mr. Chevedden provides absolutely no citation of authority for this proposition either as to the number of proposals or the percentage of votes. According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), 54 proposals for annual election of directors attained "average," rather than "overall," support of 52.7% in 2000, among companies tracked by the

IRRC. Moreover, Mr. Chevedden's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors proposals appear to have failed at the majority (29 of 57) of the companies at which they were on the ballot in 2000. Thus, Mr. Chevedden's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be true, resulting in statements that are false and misleading. The Staff has repeatedly admonished Mr. Chevedden to provide citations of authority and factual support for statements such as these. See, for example, *Honeywell International, Inc. (October 26, 2001); Lockheed Martin Corporation (February 5, 2001); Alaska Air Group (March 26, 2000).*

The Chevedden/Rossi Proposal also states that "annual election of each director is a core policy for the Council of Institutional Investors..." followed by a statement that "institutional investors own 42% of Sempra stock." He provides absolutely no support for his calculation of our institutional ownership and we ourselves are unable to verify his percentage.

The Chevedden/Rossi Proposal also characterizes directors as having "a past practice, or could have a future practice, of actually owning a token amount of stock, particularly compared to their total wealth or current income." Mr. Chevedden provides absolutely no support (other than mere speculation) for this statement. He has no knowledge of the wealth or income of our directors, nor any basis to characterize their share ownership as "token".

The Chevedden/Rossi Proposal also states that the "6-director majority, of non-employee directors, each own less than 3007 shares of stock." But this is materially misleading by substantially understanding the directors' investment in Sempra Energy. In addition to stock options, each of the directors has deferred compensation into phantom shares which track the performance of Sempra Energy Common Stock. It also ignores the fact that an annual minimum of $9,000 of each director's fees is paid in shares of Sempra Energy Common Stock or deferred into phantom shares of Sempra Energy Common Stock.

The Chevedden/Rossi Proposal also states that 3007 shares of stock "could be less stock than many of Sempra's fixed-income shareholders own." Yes, of course, it could and so could be 100 shares or 100,000 shares. This is sheer misleading speculation.

The Chevedden/Rossi Proposal also grossly overstates the compensation of Stephen Baum, Chairman and Chief Executive Officer of Sempra Energy, at "$20 million total annual compensation." In fact, as reported in Sempra Energy's 2001 Proxy Statement, Mr. Baum's annual compensation for the year 2000 was less than one-eighth of this amount.

Chevedden/Trust Proposal

The Chevedden/Trust Proposal states "simple-majority requirements are widely supported" and that "major pension funds including those representing union employees support simple-majority provisions." Mr. Chevedden provides absolutely no support whatsoever for this statement, nor does he provide support for his statement that "simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000." The Staff has repeatedly admonished Mr. Chevedden that his failure to provide citations of authority and factual support for similar statements render them false and misleading. See, for example, *General Motors Corporation, March 29, 2001; Alaska Air Group, March 13, 2001; The Home Depot, April 4, 2000.*

The Chevedden/Trust Proposal also refers to "three special vote-no solicitations by Sempra Energy against shareholder proposals." We have absolutely no idea what this refers to and it must be clarified and supported or eliminated. In addition, his characterization of this "vote-no campaign" as "paid for by shareholders through funds from the company treasury" falsely suggests impropriety by Sempra Energy and its management. These insinuations must also be eliminated.

The Chevedden/Trust also states that "a respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders." And it goes on to say that "super-majority may entrench management…." However, Mr. Chevedden's failure to identify the firm or provide other factual support for these statements is misleading.

The Chevedden/Trust proposal also states that "in recent years, various companies have been willing to implement proposal topics that have won a majority of yes-no shareholder votes." Again, Mr. Chevedden's failure to provide any support for this statement renders it materially misleading.

Chevedden/Gilbert Proposal

The Chevedden/Gilbert Proposal states that "Sempra is 42%-owned by institutional investors." Mr. Chevedden provides no support for this statement and we are unable to verify its accuracy. Mr. Chevedden has been repeatedly admonished by the Staff that statements of institutional ownership must be factually supported. See, for example, *General Electric Company (January 24, 2001); General Motors (April 10, 2000).*

The Chevedden/Gilbert Proposal also states, as headings, that "Institutional Investors Support This Topic" and "Institutional Investor Support is High-Caliber Support". These statements misleadingly imply that Mr. Chevedden's proposal is supported by all or most institutional investors and that such support is of special significance. Mr. Chevedden provides no support whatsoever for these misleading statements.

The Chevedden/Gilbert Proposal also states that "This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000." Mr. Chevedden provides no citation of authority for these statements.

* * * * *

Please confirm that the Staff of the Commission will not recommend to the Commission any enforcement action if these proposals are excluded from Sempra Energy's proxy materials for its Annual Meeting of Shareholders.

To assist Sempra Energy in preparing its proxy materials, I would very much appreciate receiving the Staff's response to this letter by February 10, 2002.

If you have any questions regarding this matter or if I can be of assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:rt
Encls
cc: Mr. John Chevedden (w/encls)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/encls)
P O Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/encls)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/encls)
29 East 64th Street
New York, NY 10021-7048

Deutsche Banc Alex. Brown

Deutsche Bank

DB Alex. Brown LLC
280 Park Avenue, 3rd Floor
New York, NY 10017

November 29, 2001

Margot R. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J Gilbert
29 East 64th Street #11A
New York, NY 10021

Re: Deutsche Banc Alex. Brown Account

Dear Trustees:

You recently placed a request with this office. In regards to the above referenced account, you questioned a holding period for Sempra Energy. I have reviewed the above referenced account. I pulled statements from November 1,2000 to the present. I found that the above referenced account held 73 shares of Sempra Energy(SRE). I show no withdrawals in relation to these shares for that time period.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Todd-Anne Kostkowicz
Associate

Post-it® Fax Note 7671	Date 12-4-01 # of pages ▸ 1
To Thomas Sanger	From John Chevedden
Co./Dept. SDG&E/or legal dept.	Co.
Phone # FX: 619/233-6875	Phone #
Fax # 619/696-4508	Fax # 310/371-7872

D

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619 . 696 . 4373
Fax: 619 . 696 . 4670
gkyle@sempra.com

January 25, 2002

VIA FACSIMILE (619-233-6875)
& U.S. MAIL

Mr. John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, California 90278

Re: Shareholders Proposals

Dear Mr. Chevedden:

I am responding to your letters of January 22, 2002 addressed to Steve Baum, Chairman and Chief Executive Officer of Sempra Energy, regarding the two shareholder proposals that you have submitted (ostensibly on behalf of named proponents Chris Rossi and the Ray T. Chevedden and Veronica G. Chevedden Family Trust) pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule for inclusion in the proxy materials for our annual meeting of shareholders.

Nearly two months ago, by our letter of November 28, we advised you that these proposals exceeded the 500-word limitation set forth in the Shareholder Proposal Rule. We also clearly stated that we would be permitted to exclude the proposals from our proxy materials if they were not, within 14 days from your receipt of our letter, reduced in length to comply with that limitation.

You did not so reduce the length of your proposals and your offer to now revise them to comply with the 500-word limitation is not timely. In addition, your revisions would not correct the other deficiencies in the proposals that we previously called to your attention and that of the SEC Staff.

Accordingly, we do not accept your revisions and we will not withdraw our request of the SEC Staff to concur in the exclusion of your proposals from our proxy materials. Instead, we suggest that you seriously consider withdrawing your proposals rather than putting the Staff to the effort of concurring in the exclusion of the proposals for your failure to comply with requirements of which you were clearly and timely advised and chose to ignore.

Very truly yours,

G. W. Ky

Gary W. Kyle

GWK:kl
99557v1

bcc: Stephen L. Baum
John R. Light
Thomas C. Sanger

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 619/233-6875
PH: 619/696-2000

January 22, 2002

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

I respect your concern that exceeding the word limit even by a single word might create an additional burden on Sempra Energy shareholders. Therefore, rather than argue that point before the SEC, I am sending you the enclosed proposed revision in the hopes that it will address your concern about the proposal and permit you to withdraw your no action request pending before the SEC and make arrangements to include this proposal in the proxy statement. I look forward to hearing from you on January 25, 2002. If more time is needed please advise on January 25, 2002.

Sincerely,

John Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
Sempra Energy

cc:
Ray T. Chevedden

John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

4 – ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 52% of the yes-no shareholder vote in 2001

Chris Rossi, P.O. Box 249, Boonville, CA 95415 submits this proposal.

Sempra Energy shareholders request the Board of Directors take all necessary steps to elect each director annually as company policy. Shareholders formally voted in favor of this proposal topic at the 2001 shareholder meeting. Shareholders also formally voted in favor of the 2001 shareholder proposal for simple majority vote (54% of yes-no vote).

This proposal makes sense because shareholders should have the opportunity to express their view on our directors' performance annually – instead of waiting 3 years – especially during such setbacks as:

1) The 2001 California energy crises
2) The 35% dividend cut from $1.56 down to $1.00

Directors need not fear an annual evaluation from shareholders because they usually run against no competing candidates.

This proposal merely reinstates the annual election of each director that was standard practice at Pacific Enterprises prior to the merger that created Sempra Energy. This proposal policy includes the request that once adopted any change on this issue be voted on by shareholders as a separate proposal.

Level of accountability is closely related to financial performance

I believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. When directors are accountable for their actions yearly, they and the company can perform better.

Sempra directors now serve at companies that are committed to annual election of each director.

Strong Institutional Investor Support

Fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors www.cii.org. Institutional investors own 42% of Sempra stock.

Votes equally valuable

It is believed that when directors accept yes-votes for their own election, as our directors did in 2001, they should give equal value to the yes-votes for shareholder proposals, and adopt this proposal topic.

Directors may take more interest in our company if more of their own money is on the line

According to the Sempra 2001 proxy statement certain directors can own a token amount of stock, particularly compared to their total wealth or current income. With annual election of each director, directors could be faced annually with defending the status quo on their low stock holdings in our company. Directors could also be faced annually with defending such practices as allowing our Chairman, Stephen Baum, to have $20 million total annual compensation from Sempra Energy.

According to 2001 data, a 6-director majority of non-employee directors, each own less than 3007 shares of stock. This could be less stock than many of Sempra's fixed-incomeshareholders own.

The best boards continue to raise the bar, convincedthat a stronger board can only help improve competitiveness – *Business Week.*

ELECT EACH DIRECTOR ANNUALLY
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 619/233-6875
PH: 619/696-2000

January 22, 2002

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

I respect your concern that exceedingthe word limit even by a single word might create an additional burden on Sempra Energy shareholders. Therefore, rather than argue that point before the SEC, I am sendingyou the enclosed proposed revision in the hopes that it will address your concern about the proposal and permit you to withdraw your no action request pending before the SEC and make arrangementsto includethis proposal in the proxy statement. I look forward to hearing from you on January 25, 2002. If more time is needed please advise on January 25, 2002.

Sincerely,

John Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
Sempra Energy

cc:
Ray T. Chevedden

John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

5 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 54% of the yes-no shareholder vote in 2001

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal for shareholder vote on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust.

RESOLVED:

ALLOW SIMPLE-MAJORITY VOTE

Shareholders request our company take the steps necessary to implement a policy of simple-majority vote. This recommended policy includes all issues submitted to shareholder vote to the fullest extent possible, that any future simple/super-majority proposal be put to shareholder vote – as a separate item for vote and that our directors make a commitment to implement this policy within 90-days of the annual meeting. This proposal recommends a policy of the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible and as soon as possible.

Simple-majority requirements are widely supported

Major pension funds including those representing management and union employees support simple-majority provisions.

Proponents of the simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock. Simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000.

Dubious Distinction

By not acting on this favorable vote our directors have the dubious distinction of not commanding the full support of shareholders on certain key company rules.

Institutional investor support of this topic should command the attention of our directors

This proposal topic won significant institutional support to win 54% of the yes-no vote at the 2001 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors, and they sell their stock in our company, it could negatively impact all shareholders.

Increasingly institutional investors understand their role as owners of companies. Additionally many companies themselves respect the rights of institutional investors to raise issues as owners who have invested in the company's future.

54% vote – A significant win after the challenge of our company's vote-no campaign

Our management ordered three special vote-no solicitations against the proposals of its own shareholders. There was no vote-yes campaign to respond to.

In contrast to the 2001 Management Argument

A respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders. Super-majority may entrench management by preventing action that may benefit shareholders.

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest managementconcern for shareholders and shareholder value.

In recent years, various companies have been willingto implement proposal topics that have won a majority of yes-no shareholder votes. We believethat our company should do so as well.

ALLOW SIMPLE-MAJORITY VOTE
This topic won 54% of the yes-no shareholder vote in 2001
YES ON 5

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619.696.4373
Fax: 619.696.4670
gkyle@sempra.com

December 18, 2001

Exchange Act Rules
14a-8(b)
14a-8(d)
14a-8(i)(3)
14a-9

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

We have received from John Chevedden three shareholder proposals for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 7, 2002.

The proposals are: A proposal ostensibly submitted on behalf of Chris Rossi (the "Chevedden/Rossi Proposal") relating to annual elections of directors (*Appendix A*). A proposal ostensibly submitted on behalf of John J. Gilbert (the "Chevedden/Gilbert Proposal") relating to shareholder rights plans (*Appendix B*). A proposal ostensibly submitted on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Chevedden/Trust Proposal") relating to simple majority voting (*Appendix C*).

Sempra Energy believes, as more fully discussed below, that it may properly exclude Mr. Chevedden's three proposals from its proxy materials because:

- Mr. Chevedden is the actual proponent of all three proposals and he is not a shareholder of Sempra Energy.

- The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule.

- John J. Gilbert, the nominal proponent of the Chevedden/Gilbert Proposal, has failed to prove his eligibility to sponsor a shareholder proposal.

- Each of the three Chevedden proposals contains numerous false and misleading statements and material omissions.

Accordingly, on behalf of Sempra Energy, I ask the Staff of the Division of Corporation Finance to confirm that it will not recommend to the Commission any enforcement action in respect of Sempra Energy's exclusion of the three Chevedden proposals from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), I am filing six copies of this letter and the appendices thereto which include each of Mr. Chevedden's three proposals as well as related correspondence.

Background

John Chevedden, the actual proponent of the three shareholder proposals submitted to Sempra Energy, is a corporate gadfly with whom the Staff of the Commission is very well acquainted.

In the last two years alone, Mr. Chevedden has submitted over eighty shareholder proposals[1]. The targets of his proposals have included Alaska Air, AMR, AT&T, Allegheny International, AlliedSignal, Applied Power, Boeing, Caterpillar, Electronic Data Systems, FirstEnergy, Ford Motor, General Dynamics, General Electric, General Motors, Honeywell, Litton Industries, Lockheed Martin, McDonnell Douglas, Northrop Grumman, Northwest Airlines, PG&E, Raytheon, Sempra Energy, Southwest Airlines, TRW, Times Mirror and UAL.

Mr. Chevedden also consistently, repeatedly and increasingly misuses and abuses the Shareholder Proposal Rule.

His proposals are frequently submitted through nominal proponents to companies in which he has absolutely no economic interest whatsoever. And he often submits several proposals through different nominal proponents to each company.

His proposals also generally require extensive review by the Staff. And, in spite of Mr. Chevedden's vast experience as a shareholder proponent, he frequently violates the eligibility requirements and the one proposal and 500-word limitations of the Shareholder Proposal Rule. And his proposals almost always contain false and misleading statements and are replete with material omissions.

[1] Based solely upon a survey of proposals reviewed by the Staff of the Commission and a sampling of proxy statements filed with the Commission. The actual number of proposals submitted by Mr. Chevedden and his many nominal proponents may substantially exceed this number.

Staff Review

Mr. Chevedden appears to have submitted his first shareholder proposal in 1994. It was submitted to General Motors and, if implemented, would have required that Hughes Aircraft (a subsidiary of GM) annually report certain aspects of its employment practices. Mr. Chevedden had been laid off from Hughes against which he had subsequently filed an ultimately unsuccessful charge of age and sex discrimination. The Staff concurred in GM's omission of Mr. Chevedden's proposal from its proxy materials as relating to the redress of a personal claim or grievance. *General Motors Corporation, February 15, 1995.*

But Mr. Chevedden's initial setback has not deterred him from submitting shareholder proposals nor has it discouraged him from continuing to misuse and abuse the Shareholder Proposal Rule.

During the 1997 proxy season, Mr. Chevedden submitted at least six shareholder proposals that were reviewed by the Staff. Only one (which had been previously revised) was required to be included in the recipient's proxy materials as submitted. Two were required to be included only if revised and three were excluded.

During the 1998 proxy season, Mr. Chevedden submitted at least eight shareholder proposals that were reviewed by the Staff. None were required to be included in the recipient's proxy materials as submitted. Four were required to be included only if revised and four were excluded.

During the 1999 proxy season, Mr. Chevedden submitted at least fifteen shareholder proposals that were reviewed by the Staff. Only two were required to be included in the recipient's proxy materials as submitted. Seven were required to be submitted only if revised and six were excluded.

During the 2000 proxy season, Mr. Chevedden submitted at least twenty-five shareholder proposals that were reviewed by the Staff. Only four were required to be included in the recipient's proxy materials as submitted. Twelve were required to be included only if revised and nine were excluded.

During the 2001 proxy season, Mr. Chevedden submitted at least thirty-five shareholder proposals that were reviewed by the Staff. Only one was required to be included in the recipient's proxy materials as submitted. Twenty-two were required to be included only if revised and twelve were excluded.

Mr. Chevedden's propensity repeatedly to flout the requirements of the Shareholder Proposal Rule is particularly egregious with respect to its eligibility requirements, one proposal and 500 word limitations, and prohibitions on false and misleading statements and material omissions.

Eligibility Requirements/Nominal Proponents

For many of his proposals, Mr. Chevedden is unable to satisfy the share ownership requirements of the Shareholder Proposal Rule. So, apparently to avoid the inconvenience of having to have an economic stake in his target companies, he solicits proxies from target company shareholders and submits his own proposals to the target in the name of his nominal proponents.

In the last two years alone, Mr. Chevedden's large and growing stable of nominal proponents have included:

- Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*)
- Patricia Brennan (*General Electric, January 24, 2001*)
- Ray T. Chevedden and Veronica G. Chevedden Family Trust (*General Motors Corporation, March 29, 2001; Ford Motor Company, March 19, 2001; The Boeing Company, February 7, 2001; PG&E Corporation, January 22, 2001; Raytheon Company, January 3, 2001 and January 6, 2000; EDS, March 24, 2000; FirstEnergy, March 7, 2000; Sempra Energy, February 29, 2000*)
- Charles Collins (*General Electric Company, January 24, 2001*)
- Frederick Eade (*The Boeing Company, March 2, 2000*)
- Thomas Finnegan (*The Boeing Company, February 8, 2001*)
- Frank and Eleanor Gerbec (*FirstEnergy Corporation, March 7, 2000*)
- John J. Gilbert (*General Motors, March 29, 2001; Southwest Airlines, March 13, 2001; The Boeing Company, February 13, 2001 and March 6, 2000; Litton Industries, Inc., August 24, 2000; Honeywell International, Inc., March 2, 2000)*
- Lee Greenwood (*Southwest Airlines, March 13, 2001*)
- Ernest Lopez (*TRW, Inc., March 6, 2000*)
- Harold Mathis (*Honeywell International, Inc., March 2, 2000*)
- Jerome McLaughlin (*Northrop Grumman Corporation, January 14, 2001 and March 17, 2000*)
- Charles Miller (*The Boeing Company, February 8, 2001*)
- Chris Rossi (*Sempra Energy, February 29, 2000)*
- Nick Rossi (*Electronic Data Systems, September 14, 2001; General Motors Corporation, March 22, 2001 and March 30, 2001*)
- Michael Schaefer (*Southwest Airlines, April 10, 2000*)

- Bernard and Naomi Schlossman (*General Motors Corporation, March 29, 2001; Mattel, Inc., March 21, 2001; Southwest Airlines, March 20, 2001; The Boeing Company, February 20, 2001*)
- Kenneth Steiner (*General Motors, April 3, 2001; AMR, April 17, 2000*)
- Thomas Wallenberg (*TRW, Inc., January 24, 2001*)
- Allen Wolf (*FirstEnergy Corporation, February 26, 2001*)
- Robert Wubbolding (*PG&E Corporation, January 12, 2001*)

Mr. Chevedden's nominal proponents do little more than execute a proxy solicited by Mr. Chevedden and authorizing him to submit a shareholder proposal in the name of the nominal proponent. The proposal is authored by Mr. Chevedden, sent to the recipient by Mr. Chevedden, and all related communications are with Mr. Chevedden. And, because not all of his nominal proponents are shareholders of all of his numerous target companies, many of Mr. Chevedden's same proposals are submitted by different nominal proponents to different companies.

Mr. Chevedden's continuing abuse of the Shareholder Proposal Rule by evading eligibility requirements through nominal proponents was convincingly established just this year by both TRW and Boeing. *TRW, Inc., January 24, 2001; The Boeing Company, February 20, 2001.*

But Mr. Chevedden's attempts to evade the eligibility requirements of the Shareholder Proposal Rule have not abated. He continues through fronts of nominal proponents to propose to Sempra Energy and others not just one but several proposals.

Multiple Proposals

Beginning with the 1998 proxy season Mr. Chevedden expanded not only the frequency but also the breadth of his evasive tactics. Apparently dissatisfied with submitting only one shareholder proposal to his target companies, he began submitting several proposals to each through multiple nominal proponents. The companies receiving multiple proposals from Mr. Chevedden and his nominal proponents have included Allegheny Energy, AlliedSignal, Boeing, EDS, FirstEnergy, General Motors, Honeywell, Northrop Grumman, PG&E, Raytheon, Sempra Energy, Southwest Airlines and TRW.

Thus, Mr. Chevedden has not been merely content to evade the eligibility requirements of the Shareholder Proposal Rule through nominal proponents but has built upon that evasion to also evade the single proposal limitation of the rule.

Other Requirements

Not only does Mr. Chevedden repeatedly evade the eligibility requirements and one proposal limitation of the Shareholder Proposal Rule, his proposals are also typically filled with

invective and invidious innuendo directed at his targets and impugning the integrity of their management. As a result, he has frequently been required to delete false or revise misleading statements and cure material omissions in his proposals as a condition to their inclusion in the target company's proxy materials. See, for example, *Honeywell International, Inc. (October 26, 2001 and March 2, 2000); General Motors Corporation (March 27, 2001); Northwest Airlines Corporation (February 5, 2001); and Southwest Airlines (January 18, 2001).*

Exclusion of the Proposals

Mr. Chevedden is the Actual Proponent of All Three Proposals and He Is Not a Shareholder of Sempra Energy

John Chevedden is not a record shareholder of Sempra Energy and he does not purport to be a beneficial owner of any Sempra Energy shares[2]. He has submitted his three proposals ostensibly on behalf of individuals who are or who purport to be shareholders of Sempra Energy.

These proposals are, in fact, Mr. Chevedden's own proposals rather than those of his nominal proponents.

As discussed under "Background – Eligibility Requirements/Nominal Proponents" above, Mr. Chevedden's submission of his shareholder proposals through nominal proponents is a typical pattern. He has done so many times and apparently has no personal shareholding or other economic interest in many of the companies that are his targets.

But, the Shareholder Proposal Rule is a vehicle to provide a simple and inexpensive way for *shareholders* of a company to make their views known to the company's other shareholders and to enlist support for their views. It is not a soap box for gadflies.

The Shareholder Proposal Rule has always included a requirement that the individual submitting a proposal be a shareholder of the company to which the proposal is submitted. In 1983, when the rule was amended to require a minimum investment and a minimum holding period, the Commission stated:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-(8). Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

There is, of course, nothing in the Shareholder Proposal Rule that prohibits a shareholder from enlisting the aid of others in submitting a shareholder proposal. But there is a marked

[2] Our letter of November 28 (*Appendix D-1*) advised Mr. Chevedden and his nominal proponents that we regarded Mr. Chevedden as the actual proponent of all three proposals submitted to Sempra Energy. It further advised Mr. Chevedden that, under the Shareholder Proposal Rule, he must (within 14 days of his receipt of our letter) send to us proof of his ownership of the number of Sempra Energy shares required to be eligible to submit a proposal and also reduce the number of his proposals to one proposal. He has done neither.

contrast between shareholders who appoint another as their proxy to acquire advice, counsel and experience to pursue their own proposals and shareholders who are enticed to provide a proxy to enable a non-shareholder proxy holder to further his own agenda. While the former is permissible, the latter clearly is not. And it is quite clear that the latter is what Mr. Chevedden is about.

Even a cursory review of Mr. Chevedden's three proposals reveals that they were all written by the same individual. The style and format of the proposals and related submission letters are virtually identical.

Moreover, Mr. Chevedden has submitted to many other companies proposals that are virtually identical to those he has submitted to Sempra Energy. And he has done so through proponents other than those who are the nominal proponents of his corresponding proposals to Sempra Energy.

Mr. Chevedden's proposal with respect to annual elections of directors (submitted to Sempra Energy through nominal proponent Chris Rossi) has also been submitted by Mr. Chevedden on at least twelve other occasions and to at least eight other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least one company (*Honeywell International, Inc., October 26, 2001 and March 2, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least four companies (*Raytheon Company, February 26, 2001 and March 10, 2000; The Boeing Company, February 7, 2001 and March 6, 2000; General Motors Corporation, April 10, 2000; FirstEnergy Corp., March 7, 2000).* Mr. Chevedden has also submitted it to at least three other companies through his nominal proponents Lee Greenwood (*Southwest Airlines, March 13, 2001*), Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*), Thomas Wallenberg (*TRW, Inc., January 24, 2001*) and Ernest Lopez (*TRW, Inc., March 6, 2000).*

Mr. Chevedden's proposal with respect to shareholder rights plans (submitted to Sempra Energy through nominal proponent John Gilbert) has been submitted by Mr. Chevedden on at least thirteen other occasions and to at least ten other companies in the last two years alone. Mr. Chevedden has submitted it for himself to at least eight companies (*Actuant Corporation, October 16, 2001; General Motors Corporation, March 27, 2001; General Dynamics Corporation, March 5, 2001; Northrop Grumman Corporation, February 16, 2001 and March 17, 2000; Northwest Airlines Corporation, February 5, 2001; Airborne Freight Corporation, January 29, 2001; Caterpillar, Inc., January 3, 2001 and January 13, 2000; PACCAR, Inc., December 4, 2000 and February 11, 2000*). Mr. Chevedden has also submitted it through his nominal proponent the Chevedden Trust to at least two companies (*Raytheon Company, February 26, 2001 and Electronic Data Systems, March 24, 2000).*

Mr. Chevedden's proposal with respect to simple majority voting (submitted to Sempra Energy through nominal proponent the Chevedden Trust) has been submitted by Mr. Chevedden on at least twelve other occasions and to at least ten other companies in the last two years alone.

Mr. Chevedden has submitted for himself to at least five companies (*Electronic Data Systems Corporation, September 28, 2001; Alaska Air Group, Inc., March 13, 2001 and March 26, 2000; UAL Corporation, February 9, 2001; Lockheed Martin Corporation, February 5, 2001; The Home Depot, Inc., April 4, 2000*). Mr. Chevedden has also submitted it to at least four other companies through his nominal proponents the Chevedden Trust (*Raytheon Company, February 26, 2001),* Bernard and Naomi Schlossman (*Southwest Airlines Company, March 10, 2001*); Nick *Rossi (Electronic Data Systems, March 24, 2000*); Jerome McLaughlin (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*) and Harold Mathis (*Honeywell International, Inc., March 2, 2000*).

All of these submissions are virtually identical in substance, style and form to Mr. Chevedden's three proposals to Sempra Energy[3]. The only common thread among them is John Chevedden. A conclusion that Mr. Chevedden is the author and actual proponent of them all is inescapable.

If there were any remaining doubt as to Mr. Chevedden's use of nominal proponents to evade the eligibility requirements of the Shareholder Proposal Rule, they were put to rest this year by Mr. Chevedden's proposals to TRW and Boeing. Each of these companies telephoned Mr. Chevedden's nominal proponents, who admitted to be acting as mere fronts for Mr. Chevedden who had solicited their proxies to advance proposals authored by Mr. Chevedden.

In TRW, the Staff had no difficulty concluding that the proposal had been submitted by a "nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW." (*TRW, Inc., January 24, 2001.*) An identical conclusion surely would have been reached in Boeing had not the proposal also been excludible on other grounds. (*The Boeing Company, February 20, 2001.*) (For the convenience of the Staff, the TRW and Boeing concurrences are contained in *Appendix E.*)

In addition, just this year, the Staff concluded that John J. Gilbert (the nominal proponent of the Chevedden/Gilbert Proposal) was a nominal proponent (for a proponent other than Mr. Chevedden) for a proposal to another company (*MGM Mirage, March 19, 2001*).

We have not telephoned Mr. Chevedden's nominal proponents as did TRW and Boeing. However, we have written to them as well as to Mr. Chevedden (*Appendix D-1*) to elicit information that would contradict or confirm our conclusion that Mr. Chevedden is the actual proponent of the three proposals he has submitted to Sempra Energy.

---

[3] In contrast, substantively similar proposals submitted by others differ markedly in style and form from the corresponding proposals of Mr. Chevedden and his nominal proponents. See, for example, 2001 Proxy Statements of Cooper Tire & Rubber, KeyCorp and Maxxam, Inc. (annual election of directors proposals of Longview Collective Investment Fund, Gerald Armstrong and Nell Minnow, respectively), and 2001 Proxy Statements of Anheuser-Busch Companies, Navistar International and Southwest Gas Corporation (shareholder rights plan proposals of James O'Brian, Gamco Investors and Jeff Carpenter, respectively). We have not discovered any simple majority vote proposals during 2001 from any proponents other than Mr. Chevedden and his nominal proponents.

Our letter states that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of each of the three proposals. We also state: "If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion."

Neither Mr. Chevedden nor any of his nominal proponents has disagreed with our conclusion. Neither Mr. Chevedden nor any of his nominal proponents has provided any facts whatsoever that would enable us or the Staff to reach a contrary conclusion.

Our letter also asks several questions relevant to our conclusion. Included are questions to the effect:

- Has Mr. Chevedden solicited any of the named proponents to authorize the submission of the proposals?

- Is Mr. Chevedden the primary author of any of the proposals?

- Does Mr. Chevedden have any substantial personal, business, or other relationship with John Gilbert or Chris Rossi?

- Has Mr. Chevedden done or is he expected to do substantially all of the work of submitting and supporting the proposals?

Neither Mr. Chevedden nor any of his nominal proponents has responded to any of these questions. Of course, none is obligated to respond and the burden of persuading the Commission that a proposal may be excluded from proxy materials is on the company seeking the exclusion.

But the evidence provided by his proposals themselves and his prior practices and those of his nominal proponents persuasively support our conclusion that John Chevedden is the actual proponent of all three proposals. In view of that evidence, the silence of Mr. Chevedden and his nominal proponents speaks loudly.

John Chevedden is the actual proponent of all three proposals submitted to Sempra Energy and he is not a shareholder. Accordingly, Sempra Energy may properly exclude and intends to exclude all three proposals from its proxy materials pursuant to Rule 14a-8(b).

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal Each Exceed the 500-Word Limitation of The Shareholder Proposal Rule

The Chevedden/Rossi Proposal and the Chevedden/Trust Proposal each exceed the 500-word limitation of the Shareholder Proposal Rule. Mr. Chevedden and his nominal proponents have been timely advised of this defect in the proposals and have failed to correct it.

A paragraph-by-paragraph word count of the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal is set forth in Appendices F-1 and F-2, respectively. The Chevedden/Rossi Proposal contains 558 words. The Chevedden/Trust Proposal contains 530 words.[4]

Moreover, each proposal would continue to exceed the 500-word limitation even if the more restrictive counting methodologies that Mr. Chevedden has from time to time advocated to the Staff were to be employed. Not counting the title of the proposal and not counting the paragraph setting forth the name and address of Mr. Chevedden and his nominal proponents[5] would not bring either proposal to 500 words or less. In addition to not counting the title and the name and address paragraph, counting hyphenated words in the proposals (for example, super-majority, simple-majority, yes-no, vote-no, vote-yes, 6-director, and fixed-income) as only one word also would not reduce either proposal to 500 words or less.[6]

The Chevedden/Rossi Proposal (as revised)[7] and the Chevedden/Trust Proposal were each faxed (by John Chevedden) to and received by Sempra Energy on November 20, 2001.

[4] These word counts include only words that Mr. Chevedden would have Sempra Energy include in its proxy statement. They ignore Mr. Chevedden's publication instructions and the date of his proposals. In addition, percentages, spelled out numbers and dollar amounts (for example, 54%, fifty-one and $1.35) have been counted as one word.

[5]Under Rule 14a-8(b), we are not required to include these paragraphs in our proxy statement and we reserve the right not to do so. See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section D.1); Alaska Air Group, Inc., March 13, 2001; Strategic Global Income Fund, Inc., March 24, 2000; TRW, Inc., February 11, 1999; The Boeing Company, February 18, 1998.*

[6] We do not believe that these word count reductions are necessarily required by the Shareholder Proposal Rule. (See, for example, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.2); Northrop Grumman Corporation, January 11, 2000; Minnesota Mining and Manufacturing Company, January 4, 2000.*) They are made simply to demonstrate that even under more restrictive word count methodologies, each proposal would fail to comply with the 500-word limitation.

[7] The Chevedden/Rossi Proposal was originally submitted by Mr. Chevedden on August 10, 2001, and contained less than 500 words. However, as unilaterally revised and resubmitted by Mr. Chevedden on November 20, 2001, the proposal exceeds the 500-word limitation.

By our letter dated November 28 (*Appendix D-1*), we advised Mr. Chevedden as well as his nominal proponents, Chris Rossi and the Chevedden Trust among other things that:

> "[Y]our Chevedden/Rossi proposal and your Chevedden/Chevedden Trust proposal each also exceed the 500-word limitation set forth in the Shareholder Proposal Rule. Consequently, the length of each proposal must be reduced to comply with that limitation if it is to be included in our proxy materials. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the length of a proposal would permit us to exclude the proposal from our proxy materials."

Our letter was faxed to Mr. Chevedden and received by him on November 28. It was also sent to him and each of his two nominal proponents by certified mail. The return receipts (included in *Appendix D-1*) show the letter was received by Mr. Chevedden on November 29, by the Chevedden Trust on November 29, and by Chris Rossi on December 3.

Neither Mr. Chevedden nor either of his nominal proponents has revised either proposal to comply with the 500-word limitation. And the period of time to do so (clearly stated in our letter) provided by Rule14a-8(f) has now expired.

In his correspondence with the Staff, Mr. Chevedden has noted that shareholder proposals are "strictly limited to 500-words" (*Honeywell International, Inc., September 27, 2001).* In this, Mr. Chevedden is correct.

The Staff of the Commission has repeatedly and consistently concurred in the exclusion of shareholder proposals that do not comply with the 500-word limitation of the Shareholder Proposal Rule when, as here, the proponents have received appropriate and timely notice of that defect and have not timely cured it. See, for example, *Northrop Grumman Corporation (March 17, 2000)* (two John Chevedden proposals through nominal proponents Larry Andura and Jerome McLaughlin); *Minnesota Mining and Manufacturing Company (January 4, 2000); Times Mirror Company (February 13, 1997); and AMOCO Corporation (January 22, 1997)* (501 word proposal excluded).

Accordingly, Sempra Energy may properly exclude and intends to exclude the Chevedden/Rossi Proposal and the Chevedden/Trust Proposal from its proxy materials for failure to comply with the 500-word limitation of Rule 14a-8(d).

John J. Gilbert, the Nominal Proponent of the Chevedden/Gilbert Proposal, Has Failed to Prove His Eligibility to Sponsor a Shareholder Proposal

Sempra Energy received the Chevedden/Gilbert Proposal (by fax from John Chevedden) on November 19, 2001. The accompanying transmittal letter (*Appendix G-1*) is signed as follows:

> "John J. Gilbert for
> Caston J. Gilbert
> Shareholder
> Sempra Energy (SRE)"

We promptly determined that neither John Gilbert nor Caston Gilbert (for whom John Gilbert appeared to be acting) was a registered holder of Sempra Energy shares. Consequently we could not for ourselves verify Mr. Gilbert's eligibility to submit a shareholder proposal.

Accordingly, as contemplated by Rule 14a-8(f), on November 21 we wrote to Mr. Gilbert (with a copy to Mr. Chevedden) stating that since neither Mr. Gilbert nor Caston J. Gilbert is a registered holder of our shares:

> "[Y]ou must provide us with proof of your eligibility to submit a proposal. To do so you will need to provide us with a written statement from the 'record' holder of your shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal... In the event that you are acting on behalf of someone else, these statements must relate to the person for whom you are acting and you must also provide us with proof or your authority so to act.
>
> "[T]hese written statements together with any required proof of authority to act on behalf of another must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide these statements within this time frame would permit us to exclude your proposal from our proxy statement..."

Our letter was received by Mr. Gilbert on November 23, 2001 and by Mr. Chevedden by fax on November 21 and mail on November 23. Our letter together with proof of receipt by Mr. Gilbert and Mr. Chevedden are contained in *Appendix G-2*.

On both December 4 and December 5, 2001, we received (by fax from John Chevedden) a copy of a letter (*Appendices G-3 and G-5*) from Deutsche Banc Alex Brown addressed as follows:

> "Margo K. Gilbert
> Frank John Gilbert TTEES
> U/W/O Caston J. Gilbert"

The text of the letter states "that the above referenced account held 75 shares of Sempra Energy (SRE)" from November 1, 2000 to the present.

But John J. Gilbert is not an addressee of this letter nor is he named on the account to which the letter refers.

The letter provides no proof whatsoever that John J. Gilbert is a shareholder of Sempra Energy. Nor does it provide any proof whatsoever that he (as opposed to Margo K. Gilbert and Frank John Gilbert) has any authority to act on behalf of Caston J. Gilbert.

We so advised both Mr. Gilbert and Mr. Chevedden by our letters dated December 5 and December 6. Our letters and the related proofs of receipt are contained in *Appendices G-4 and G-6*.

In response, on December 6 we received an e-mail message from Mr. Chevedden asserting: "To clarify the broker letter, the names are Margo K. Gilbert Frank and John Gilbert." But, of course, that is simply not what the letter says and we so advised Mr. Chevedden by a reply e-mail. Print-outs of this e-mail correspondence are contained in *Appendix G-7*.

Mr. Gilbert has failed to prove his eligibility to submit a shareholder proposal. And the time provided for him to do so (clearly stated in our letters) provided by Rule 14a-8(f), has now expired.

Rule 14a-8(b)(2) sets forth the method by which a shareholder who is not a registered shareholder "must prove" eligibility to submit a shareholder proposal. The proponent must "submit to the company a written statement from the 'record' holder of [his] securities… verifying that… [he] continuously held the securities for at least one year." Quite simply, Mr. Gilbert has not done so.

The letter we received from Deutsche Banc A. G. Becker does not, contrary to Mr. Chevedden's assertions, identify John J. Gilbert as a shareholder. Our only "proof" of shareholdings by Mr. Gilbert are his own assertions and those of Mr. Chevedden for which no objective verification has been provided. And these assertions are not enough.

For proponents who are not registered shareholders, Rule 14a-8(b)(2)(i) requires a written statement from the record shareholder to provide independent verification of share ownership. If mere assertions by a proponent were sufficient (as they are for record shareholders for whom the company can itself verify eligibility) there would be no need for such a provision. As noted in *Staff Legal Bulletin No. 14* written verification of non-record ownership "must be from the record holder," and a statement by the shareholder's investment advisor (unless also the record holder) "would be insufficient under the rule." *Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.c(1)).*

The Staff of the Commission has consistently and repeatedly concurred in the exclusion of shareholder proposals submitted by proponents who fail to timely provide the proof of eligibility as contemplated by Rule 14a-8(b)(2)(i). See, for example, *Oracle Corporation, June 22, 2001; Sierra Health Services, March 16, 2001; and Bank of America Corporation, December 28, 2000.*

Accordingly, Sempra Energy may exclude and intends to exclude the Chevedden/Gilbert Proposal from its proxy materials for failure to have received proof of Mr. Gilbert's eligibility to submit a proposal as contemplated by Rules 14a-8(b)and 14a-8(f).

Each of the Three Chevedden Proposals Contains Numerous False and Misleading Statements and Material Omissions

As typical of Mr. Chevedden's shareholder proposals, each of his three proposals to Sempra Energy contains numerous false and misleading statements and material omissions. Accordingly, Sempra Energy may properly exclude and intends to exclude Mr. Chevedden's proposals from its proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

At a minimum, these defects must all be corrected for each proposal that may be included in our proxy materials. Moreover, we believe the defects are so pervasive and would require such extensive editing that the Staff of the Commission should exercise its discretion to permit the exclusion of the proposals rather than provide Mr. Chevedden with any further opportunity to cure them. *Division of Corporation Finance: Staff Legal Bulletin No. 14, (July 13, 2001) (Section E.1).*

Mr. Chevedden's many proposals exhibit the same defects year after year to the same or other target companies in the apparent hope that they will be either missed or ignored. His outrageous gaming of the Shareholder Proposal Rule and resulting waste of corporate and Commission resources should no longer be tolerated by the Staff. We urge the Staff to discourage this abuse by not affording Mr. Chevedden any further opportunity to cure the defects in his proposals.

Chevedden/Rossi Proposal

The Chevedden/Rossi Proposal inconsistently states the shareholder vote on this proposal in 2001. At one point Mr. Chevedden states the vote as 52% and in another at 54%. The former is correct.

The Chevedden/Rossi Proposal also refers to the "setback" of the "2001 California energy crises." In the context of doing so, Mr. Chevedden has falsely implied that this is the fault or responsibility of Sempra Energy.

The Chevedden/Rossi Proposal also refers to a "35% dividend cut from $1.56 down to $1.00." But this dividend reduction occurred nearly two years ago and Mr. Chevedden's failure to so note falsely implies that it is a recent occurrence.

The Chevedden/Rossi Proposal states that "fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000." But Mr. Chevedden provides absolutely no citation of authority for this proposition either as to the number of proposals or the percentage of votes. According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), 54 proposals for annual election of directors attained "average," rather than "overall," support of 52.7% in 2000, among companies tracked by the

IRRC. Moreover, Mr. Chevedden's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors proposals appear to have failed at the majority (29 of 57) of the companies at which they were on the ballot in 2000. Thus, Mr. Chevedden's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be true, resulting in statements that are false and misleading. The Staff has repeatedly admonished Mr. Chevedden to provide citations of authority and factual support for statements such as these. See, for example, *Honeywell International, Inc. (October 26, 2001); Lockheed Martin Corporation (February 5, 2001); Alaska Air Group (March 26, 2000).*

The Chevedden/Rossi Proposal also states that "annual election of each director is a core policy for the Council of Institutional Investors..." followed by a statement that "institutional investors own 42% of Sempra stock." He provides absolutely no support for his calculation of our institutional ownership and we ourselves are unable to verify his percentage.

The Chevedden/Rossi Proposal also characterizes directors as having "a past practice, or could have a future practice, of actually owning a token amount of stock, particularly compared to their total wealth or current income." Mr. Chevedden provides absolutely no support (other than mere speculation) for this statement. He has no knowledge of the wealth or income of our directors, nor any basis to characterize their share ownership as "token".

The Chevedden/Rossi Proposal also states that the "6-director majority, of non-employee directors, each own less than 3007 shares of stock." But this is materially misleading by substantially understanding the directors' investment in Sempra Energy. In addition to stock options, each of the directors has deferred compensation into phantom shares which track the performance of Sempra Energy Common Stock. It also ignores the fact that an annual minimum of $9,000 of each director's fees is paid in shares of Sempra Energy Common Stock or deferred into phantom shares of Sempra Energy Common Stock.

The Chevedden/Rossi Proposal also states that 3007 shares of stock "could be less stock than many of Sempra's fixed-income shareholders own." Yes, of course, it could and so could be 100 shares or 100,000 shares. This is sheer misleading speculation.

The Chevedden/Rossi Proposal also grossly overstates the compensation of Stephen Baum, Chairman and Chief Executive Officer of Sempra Energy, at "$20 million total annual compensation." In fact, as reported in Sempra Energy's 2001 Proxy Statement, Mr. Baum's annual compensation for the year 2000 was less than one-eighth of this amount.

Chevedden/Trust Proposal

The Chevedden/Trust Proposal states "simple-majority requirements are widely supported" and that "major pension funds including those representing union employees support simple-majority provisions." Mr. Chevedden provides absolutely no support whatsoever for this statement, nor does he provide support for his statement that "simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000." The Staff has repeatedly admonished Mr. Chevedden that his failure to provide citations of authority and factual support for similar statements render them false and misleading. See, for example, *General Motors Corporation, March 29, 2001; Alaska Air Group, March 13, 2001; The Home Depot, April 4, 2000.*

The Chevedden/Trust Proposal also refers to "three special vote-no solicitations by Sempra Energy against shareholder proposals." We have absolutely no idea what this refers to and it must be clarified and supported or eliminated. In addition, his characterization of this "vote-no campaign" as "paid for by shareholders through funds from the company treasury" falsely suggests impropriety by Sempra Energy and its management. These insinuations must also be eliminated.

The Chevedden/Trust also states that "a respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders." And it goes on to say that "super-majority may entrench management…." However, Mr. Chevedden's failure to identify the firm or provide other factual support for these statements is misleading.

The Chevedden/Trust proposal also states that "in recent years, various companies have been willing to implement proposal topics that have won a majority of yes-no shareholder votes." Again, Mr. Chevedden's failure to provide any support for this statement renders it materially misleading.

Chevedden/Gilbert Proposal

The Chevedden/Gilbert Proposal states that "Sempra is 42%-owned by institutional investors." Mr. Chevedden provides no support for this statement and we are unable to verify its accuracy. Mr. Chevedden has been repeatedly admonished by the Staff that statements of institutional ownership must be factually supported. See, for example, *General Electric Company (January 24, 2001); General Motors (April 10, 2000).*

The Chevedden/Gilbert Proposal also states, as headings, that "Institutional Investors Support This Topic" and "Institutional Investor Support is High-Caliber Support". These statements misleadingly imply that Mr. Chevedden's proposal is supported by all or most institutional investors and that such support is of special significance. Mr. Chevedden provides no support whatsoever for these misleading statements.

The Chevedden/Gilbert Proposal also states that "This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000." Mr. Chevedden provides no citation of authority for these statements.

* * * * *

Please confirm that the Staff of the Commission will not recommend to the Commission any enforcement action if these proposals are excluded from Sempra Energy's proxy materials for its Annual Meeting of Shareholders.

To assist Sempra Energy in preparing its proxy materials, I would very much appreciate receiving the Staff's response to this letter by February 10, 2002.

If you have any questions regarding this matter or if I can be of assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:rt
Encls
cc: Mr. John Chevedden (w/encls)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/encls)
P O Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/encls)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Mr. John J. Gilbert (w/encls)
29 East 64th Street
New York, NY 10021-7048

Appendix A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 619/233-6875
PH: 619/696-2000

November 20, 2001

RECEIVED
NOV 20 2001
T.C. SANGER

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

This Rule 14a-8 proposal update is submitted by Chris Rossi for the 2002 annual shareholder meeting. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden for
Chris Rossi
Shareholder of Record
Sempra Energy

cc:
Chris Rossi

John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

November 20, 2001 update of August 6, 2001 submission

4 - ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 52% of the yes-no shareholder vote in 2001

Chris Rossi, P.O. Box 249, Boonville, CA 95415, owner of 1944 Sempra Energy shares, submits this proposal.

Sempra Energy shareholders request the Board of Directors take all necessary steps to elect each director annually as company policy. Shareholders formally voted in favor of this proposal topic at the 2001 shareholder meeting. Shareholders also formally voted in favor of the 2001 shareholder proposal for simple majority vote (54% of yes-no vote).

This proposal makes sense because shareholders should have the opportunity to express their view on our directors' performance annually – instead of waiting 3 years – especially during such setbacks as:

1) The 2001 California energy crises
2) The 35% dividend cut from $1.56 down to $1.00

Directors need not fear an annual evaluation from shareholders because they usually run against no competing candidates.

This proposal merely reinstates the annual election of each director that was standard practice at Pacific Enterprises prior to the merger that created Sempra Energy. This proposal policy includes the request that once adopted any change on this issue be voted on by shareholders as a separate proposal.

Level of accountability is closely related to financial performance

I believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. When directors are accountable for their actions yearly, they and the company perform better.

Sempra directors already serve at companies that are committed to annual election of each director. The current piecemeal election of directors can insulate directors from the consequence of poor performance.

Strong Institutional Investor Support

Fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (*www.cii.org*). Institutional investors own 42% of Sempra stock.

Votes equally valuable

It is believed that when directors accept yes-votes for their own election, as our directors did in 2001, they should give equal value to the yes-votes for shareholder proposals, and take the steps to adopt this proposal topic.

Directors may take more interest in our company if more of their own money is on the line

According to the Sempra 2001 proxy statement certain directors have a past practice, or could have a future practice, of actually owning a token amount of stock, particularly compared to their total wealth or current income. Under annual election of each director, directors could be faced with defending annually the status quo on their low stock holdings in our company. Directors could also be faced annually with defending such practices as allowing our Chairman, Stephen Baum, to have $20 million total annual compensation from Sempra Energy.

According to 2001 data a 6-director majority, of non-employee directors, each own less than 3007 shares of stock. This could be less stock than many of Sempra's fixed-income shareholders own.

The best boards continue to raise the bar, convinced that a stronger board can only help improve competitiveness – *Business Week*.

In the interest of shareholder value:
ELECT EACH DIRECTOR ANNUALLY
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Chris Rossi,
P.O. Box 249
Boonville, CA 95415

FX: 619/233-6875
PH: 619/696-2000

Tom Sanger

RECEIVED
AUG 10 2001
T.C. SANGER

Copy to Gary Kyle
8-10-01

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting or next shareholder meeting, whichever is set first by the company. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Chris Rossi

Chris Rossi
Shareholder of Record
Sempra Energy

Aug 6-01
Date

cc:
John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

August 6, 2001

4 - ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

Chris Rossi, P.O. Box 249, Boonville, CA 95415, owner of 1944 Sempra Energy shares submits this proposal.

Sempra Energy shareholders request the Board of Directors take all necessary steps to elect each director annually. Shareholders formally approved this proposal topic at the 2001 shareholder meeting. Shareholders also formally approved the proposal for simple majority vote.

This proposal makes sense because shareholders should have the opportunity, especially during the power crises, to express their view on the directors' performance annually – instead of waiting 3 years. Directors should not fear an annual "report card" from shareholders because they run against no competing candidates.

This proposal merely reinstates the annual election of each director that was standard practice at Pacific Enterprises prior to the merger that created Sempra. This proposal includes the request that once adopted any change on this topic be voted on by all shareholders as a separate proposal.

Directors perform better if elected annually. The current piecemeal election of directors can insulate directors from the consequence of poor performance. Sempra directors already serve at companies that are committed to annual election of each director.

Strong Institutional Investor Support

Fifty-one (51) proposals on this topic won an overall 54% approval rate at major companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (*www.cii.org*). Institutional investors own 43% of Sempra stock.

Votes equally valuable

It is believed that when directors accept yes votes for their own reelection, they should give equal value to yes votes for a shareholder proposal, and take the steps to adopt this proposal topic formally approved by shareholders. The proponent of this proposal offered to withdraw the proposal if the company took steps to adopt it and not wait for a second shareholder approval vote.

What issues highlight the need for annual election of each Sempra director?

Shareholders could question at the 2002 annual meeting (especially if it is not held 3000 miles from headquarters as in 2001) whether directors fail to properly monitor management after the following evidence of sub-par practice and performance:

Sempra will rebate $219 million to customers after ruling by PUC President.

San Diego Gas & Electric denied allegations that it systematically lied about the debt it racked up during the power crisis, despite revelations that the company earned hundreds of millions from some power sales.

SDG&E had said it earned no money from the sale of power to the state. Yet the California Department of Water Resources said it paid Sempra some of the highest prices for power during the first 5 months of 2001, when Sempra sold $429 million worth of electricity to the state.

Sempra lowered its dividend from $1.56 to $1.00 – down 35%.

Meanwhile:

Chairman Stephen Baum took in $20 million total pay from Sempra Energy in 2000.

The best boards continue to raise the bar, convinced that a stronger board can only help improve competitiveness – *Business Week*.

ELECT EACH DIRECTOR ANNUALLY
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for publication.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

Appendix B

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 619/233-6875
PH: 619/696-2000

RECEIVED
NOV 19 2001
T.C. SANGER

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John J. Gilbert for
Caston J. Gilbert
Shareholder
Sempra Energy (SRE)

11/16/01
Date

cc:
John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

5 – SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

John J. Gilbert, 29 E. 64th Street, New York, NY 10021-7043 submits this rule 14a-8 proposal for Sempra Energy (SRE) shareholder vote.

Shareholders recommend that our company not maintain or adopt any poison pill to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a shareholder vote. This includes, but is not limited to, the poison pill that was adopted by the Company without our approval.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Address the fusion of our management's entrenchment devices

The fusion of Sempra's poison pill and 3-year span between election for each director entrenches management and lessens management's incentive to improve company performance. This combination is a formidable management barrier against potentially profitable offers for our stock.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

- Sempra is 42%-owned by institutional investors.

Institutional Investors Support this Topic

Many institutional investors believe poison pills should be submitted for a vote by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This topic has significant institutional support. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

68% Vote for this Topic at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Precedent for this Topic Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. Our company should do so as well.

In the interest of shareholder value vote for:

SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL

YES ON 5

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Appendix C

5965 S. Citrus Ave.
Los Angeles, CA 90043

FX: 619/233-6875
PH: 619/696-2000

RECEIVED
NOV 20 2001
T.C. SANGER

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden — 11-11-01

Ray T. Chevedden — Date
Trustee
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
Sempra Energy

cc:
John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

November 20, 2001

5 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 54% of the yes-no shareholder vote in 2001

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal for shareholder vote on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust.

RESOLVED:

ALLOW SIMPLE-MAJORITY VOTE

Shareholders request our company take the steps necessary to implement a policy of simple-majority vote. This recommended policy includes all issues submitted to shareholder vote to the fullest extent possible, that any future simple/super-majority proposal be put to shareholder vote – as a separate item for vote and that our directors make a commitment to implement this policy within 90-days of the annual meeting. This proposal recommends a policy of the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible and as soon as possible.

Simple-majority requirements are widely supported

Major pension funds including those representing management and union employees support simple-majority provisions.

Proponents of the simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock. Simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000.

Dubious Distinction

By not acting on the favorable vote for this topic in 2001 our directors have the dubious distinction of not commanding the full support of their shareholders on certain key rules at the highest level of the company.

Institutional investor support of this topic should command the attention of our directors

This proposal topic won significant institutional support to win 54% of the yes-no vote at the 2001 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors, and they sell their stock in our company, it could negatively impact all shareholders.

Increasingly institutional investors understand their role as owners of companies. Additionally many companies themselves respect the rights of institutional investors to raise issues as owners who have invested in the company's future.

This proposal won 54% vote – A significant win after the challenge of our company's vote-no campaign

Our management ordered, and reported, three special vote-no solicitations against the proposals of its own shareholders – without any shareholder approval whatsoever. This vote-no campaign against shareholder proposals were paid for by shareholders through funds from the company treasury.

• The company vote-no campaign is all the more incomprehensible since there was no vote-yes campaign to respond to.

In contrast to the 2001 Management Argument

A respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders. Super-majority may entrench management by preventing action that may benefit shareholders.

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value.

In recent years, various companies have been willing to implement proposal topics that have won a majority of yes-no shareholder votes. We believe that our company should do so as well.

In the interest of sustained shareholder value vote yes:

ALLOW SIMPLE-MAJORITY VOTE

This topic won 54% of the yes-no shareholder vote in 2001

YES ON 5

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Appendix D

APPENDIX D-1

Sempra Energy

Thomas C. Sanger
Corporate Secretary

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4644
Fax: 619.696.4508
tsanger@sempra.com

November 28, 2001

CERTIFIED MAIL AND
FAX (310/371-7872)

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This letter acknowledges our receipt of your three shareholder proposals (ostensibly on behalf of named proponents John J. Gilbert, Chris Rossi and the Ray T. Chevedden and Veronica G. Chevedden Family Trust) for inclusion in the proxy materials for our Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule. It will also call to your attention deficiencies with respect to your proposals that if not appropriately and promptly corrected would permit us to exclude them from our proxy materials.

Initially, it appears that you (rather than the named proponents) are the actual proponent of each of the three proposals. If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion. In particular, please advise us of the following:

- Have you requested, solicited or otherwise approached or encouraged any of the named proponents to authorize you to submit these proposals as agent?
- Have you suggested the topics for these proposals to any of the named proponents?
- Are you (rather than the named proponent) the primary author of any of these proposals?
- Have you (or any other shareholder proponents for whom you have purported to act as agent) also submitted shareholder proposals to other corporations that are substantially identical to any of these proposals?
- Do you have any substantial personal, business, or other relationship with John Gilbert or Chris Rossi other than in connection with shareholder proposals?
- What is your relationship to the Ray T. Chevedden and Veronica G. Chevedden Family Trust and its trustees?

- Have you done or do you expect to do substantially all of the work submitting and supporting any of these proposals?

- Do any of the named proponents expect to attend the Sempra Energy Annual Meeting of Shareholders (expected to be held in Southern California) at which these proposals would be considered?

Providing the foregoing information as well as any other relevant factual information would assist us and the Staff of the Securities and Exchange Commission in determining whether your proposals must be included in our proxy materials. And a failure to provide this information may be viewed as appropriately supporting a conclusion that the proposals may properly be excluded.

As the actual proponent of these proposals, under the Shareholder Proposal Rule you would be entitled to have only one proposal included in our proxy materials and only if you are and have been the owner of the requisite number of our shares. A search of our shareholder records indicates that you are not a registered holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule you must provide proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from a "record" holder of our shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal. You must also include your own written statement that you intend to continue to hold the shares through the date of our 2002 Annual Meeting. Both of these written statements must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so provide either of these statements would permit us to exclude your proposal from our proxy materials.

But even if you are eligible to submit a shareholder proposal, under the Shareholder Proposal Rule you would be entitled to submit no more than one proposal. The rule affords you the opportunity to reduce the number of your proposals to comply with this limitation. To do so, you should select which of the three proposals that you would elect to pursue and withdraw the other two proposals. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the number of your proposals would permit us to exclude all of your proposals from our proxy materials.

In addition, your Chevedden/Rossi proposal and your Chevedden/Chevedden Trust proposal each also exceed the 500-word limitation set forth in the Shareholder Proposal Rule. Consequently, the length of each proposal must be reduced to comply with that limitation if it is to be included in our proxy materials. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the length of a proposal would permit us to exclude the proposal from our proxy materials.

We also note that each of your three proposals contains untrue and materially misleading statements. In particular, the Chevedden/Rossi proposal misleadingly implies a recent dividend reduction; grossly overstates Steve Baum's annual compensation; overstates the vote for this proposal at the 2001 Annual Meeting; understates the number of directors comprising a majority of the board; and, by ignoring phantom shares, understates directors' economic investment in Sempra Energy. Each of your three proposals also contains statements for which no factual support is provided, as well as opinions which are not identified as such and for which no sources are cited. A further review of your proposals may reveal additional untrue or misleading statements. These must all be properly corrected if the proposals are to be included in our proxy materials.

Calling your attention and that of your named proponents to the foregoing requirements does not, of course, waive any other basis that we may have for excluding your proposals from our proxy materials including, without limitation, the matters described in our letter to you and John Gilbert dated November 21, 2001 with respect to the Chevedden/Gilbert proposal.

Very truly yours,

Thomas C. Sanger

cc: (certified mail)
John J. Gilbert
29 East 64th Street
New York NY 10021-7043

Chris Rossi
P O Box 249
Boonville, CA 95415

Ray T. Chevedden and Veronica G. Chevedden Family Trust
5965 S. Citrus Avenue
Los Angeles CA 90043

MODE = MEMORY TRANSMISSION START=NOV-28 16:14 END=NOV-28 16:16

FILE NO.= 112

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES	PRG.NO.	PROGRAM NAME
001	OK	☎	913103717872	003/003		

************************************* - - ***** - 6196964508- *********

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery 12-10-

C. Signature 12-01-01
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1530 0005 5215 5755

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415

BOONVILLE CA
DEC 3 2001
USPS

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) Nick Rossi B. Date of Delivery 12/3/01

C. Signature
X Nick Rossi ☒ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1530 0005 5215 5786

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-095

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Ray T. Chevedden and Veronica
G. Chevedden Family Trust
5965 South Citrus Avenue
Los Angeles, CA 90043

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) Ray T. Chevedden B. Date of Delivery 11-29-

C. Signature
X Ray T. Chevedden ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1530 0005 5215 5779

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- *Print your name and address on the reverse* so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

John J. Gilbert
29 East 64th Street
New York, NY 10021-7048

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* DAVID BROWN

B. Date of De 12/1?

C. Signature

X David Brown

☒ Agen

☐ Addr

D. Is delivery address different from item 1? ☐ Yes

If YES, enter delivery address below: ☐ No

3. Service Type

☒ Certified Mail ☐ Express Mail

☐ Registered ☐ Return Receipt for Mercha

☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*

7000 1530 0005 5215 5793

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-

APPENDIX D-2

Sanger, Thomas C.

From: Sanger, Thomas C.
Sent: Friday, November 30, 2001 5:14 PM
To: 'caravan west'
Subject: RE: SRE & Proposals

Dear Mr. Chevedden,

As noted in our letter to you of Nov. 28, it is apparent to us that you are the actual proponent of the three shareholder propsals that you have ostensibly submitted on behalf of John Gilbert, Chris Rossi and the Chevedden Family Trust. If you disagree, please so advise us and provide factual support for a contrary conclusion.

The inclusion in our proxy materials of your prior proposals is irrelevant to this issue. These proposals (as are two of your current proposals) were ostensibly submitted on behalf of the Chevedden Family Trust and Chris Rossi--not Nick Rossi as stated in your email.

As you very well know, these proposals were initially included in our proxy materials only after we were unable to persuade the Staff of the SEC that you were the actual proponent. However, your continued evasion and abuse of the Shareholder Proposal Rule was made apparent to the SEC Staff earlier this year by both TRW and Boeing and your solicitation of nominal proponents for your proposals to them. Consequently we are confident that the Staff this year will conclude that you are the actual proponent of all three proposals you have submitted to us and permit them to be excluded from our proxy materials.

Once again, if you have factual support for a contrary conclusion please provide it.

Sincerely,
Thomas C. Sanger

Tom Sanger
Corporate Secretary
Sempra Energy
Phone: (619) 696-4644
Fax: (619) 696-4508

-----Original Message-----
From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Wednesday, November 28, 2001 10:40 PM
To: Thomas Sanger
Subject: SRE & Proposals

Dear Mr. Sanger,

In response to the company November 28, 2001 letter on legal proxy, the company seems to introduce the question that the company was in error in accepting the legal proxy of Ray T. Chevedden and Nick Rossi in previous elections. Therefore for the company to be consistent, please provide proof by email on Nov. 29 or Nov. 30 that the company was in error in accepting the legal proxy of Ray T. Chevedden and Nick Rossi in previous elections.

Sincerely,
John Chevedden

cc:
Office of Chief counsel
Division of corporation Finance

Ray T. Chevedden
Nick Rossi

Appendix E

APPENDIX E-1

*2001 SEC No-Act. LEXIS 102, **

2001 SEC No-Act. LEXIS 102

Securities Exchange Act of 1934 -- Rule 14a-8(b)

January 24, 2001

CORE TERMS: shareholder, proponent, proxy, correspondent, staff, proxy statement, stock, conversation, season, false and misleading, annually, investor, annual meeting, misleading, referenced, rebuttal, inclusion, submitting, recommend, omit, won, concurrence, eligible, revised, annual, elect, substantial relationship, substantially similar, enforcement action, acted improperly

[*1] TRW Inc.

TOTAL NUMBER OF LETTERS:
5

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 24, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **TRW** Inc.
Incoming letter dated December 14, 2000

The proposal relates to the annual election of directors.

Based on the facts presented, there appears to be some basis for your view that **TRW** may exclude the proposal under rule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to **TRW.** In this regard, we note, among other things, that:

. Mr. Wallenberg became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for **TRW** stockholders willing to sponsor a shareholder resolution;

. Mr. Wallenberg indicated that Mr. Chevedden drafted the proposal;

. Mr. Wallenberg indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden.

Accordingly, we will not recommend enforcement action to the Commission if **TRW** omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary **[*2]** to address the alternative basis for omission upon which **TRW** relies.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH & FX

310/371-7872

FX: 202/942-9525

January 23, 2001

UPS Overnight

Office of Chief Counsel
Mail Stop 4-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

TRW Inc. (TRW)
Shareholder Response to Company No Action Criticism
Mr. Thomas Wallenberg Proposal
Annual Election of Each Director

Ladies and Gentlemen:

The company January 12, 2001 letter makes no attempt to rebut any of the new evidence or issues presented. This new information included serious evidence of questionable conduct by the company.

For the reasons outlined in the January 3, 2001 no action rebuttal and the company failure to provide any additional information or rebuttal, this is to respectfully request that **TRW** Inc. shareholders have the opportunity to vote on Annual Election of Each Director as presented in the October 30, 2000 revision of the proposal.

Sincerely,

John Chevedden
On behalf of Thomas Wallenberg
TRW Inc. shareholder
[*3]

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH & FX

310/371-7872

FX: 202/942-9525

January 3, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

No Action Request Rebuttals

Ladies and Gentlemen:

Rebuttals will be submitted on all company no action requests that involve this correspondent.

No action rebuttals (6 sets) were sent via UPS overnight on January 3, 2001 for:

General Electric (GE)
PG&E Corp. (PCG) 2 Resolutions
TRW Inc. (**TRW)**
These rebuttals have also been faxed to 202/942-9525.

Another set of rebuttals will be sent shortly via UPS overnight.

Please advise when there are particular rebuttals that the Commission needs expedited prior to the Commission reaching a no action determination.
[*4]
Sincerely,

John Chevedden

INQUIRY-3: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH & FX

310/371-7872

FX: 202/942-9525

January 3, 2001

Office of Chief Counsel
Mall Stop 4-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549

TRW Inc. (TRW)
Shareholder Response to Company No Action Criticism
Mr. Thomas Wallenberg Proposal
Annual Election of Each Director

Ladies and Gentlemen:

1. Preliminary Response

This is a preliminary response directed to the Commission regarding the **TRW** Inc. December 14, 2000 no action criticism. The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding request for Annual election of Each Director in order to protect their investment in the company.

This letter also addresses points in the company December 22, 2000 letter although it is believed that this letter should be excluded from review at this time since it was submitted after the deadline for a no action request.

This proposal topic won 46% shareholder approval at the company 1999 shareholder meeting. This was an outstanding vote **[*5]** for the proposal topic's first appearance on the company proxy. The company is 61%-owned by institutional investors who apparently gave this proposal strong support. Institutional investors have a fiduciary duty to hold the interest of their clients above the recommendations of the company in casting their vote. Institutional investors also have greater access to information on corporate governance topics voted at annual meetings and may thus be better prepared to make an informed decision -- as opposed to relying heavily on management's recommendation.

This proposal topic would have been published in the 2000 company proxy except that the Commission reversed its 1999 determination. In reversing its position of 1999 the Commission said that a secondary element of the proposal was not consistent with state law. This secondary element was that once adopted a reversal of this proposal can be made only by a majority of shareholder votes. The 2001 proposal on this topic has been cured in regard to the point cited in the 2000 Commission determination and is thus responsive to the concern of the Commission.

Preliminary research indicates that the company has submitted a combined no action **[*6]** request and rule-making request. The company apparently proposes to add items numbered 1 through 5 as new qualifications to Rule 14a-8(b)(1) requirements. This appears to be a last minute effort to limit the shareholder right to present this shareholder resolution on an established topic that received a 46% vote at the company 1999 annual meeting.

This is the first shareholder resolution submitted by Mr. Wallenberg. The sheer magnitude and complexity of a 15-page no action request by the company would seem to guarantee that an inexperienced shareholder would never have a realistic opportunity to submit a proposal topic to **TRW** that would survive the company's challenge. The company is going beyond precedent and proposing new rules to deny shareholders a vote on a precatory proposal. In a complete contradiction the company appears to claim credit for standing up for the inexperienced shareholder.

If the company did not believe that Mr. Wallenberg was the proponent, then why did the company contact Mr. Wallenberg and ask him to withdraw the proposal? If the company did not hold that Mr. Wallenberg was the proponent, the withdrawal it asked him for would seem to be invalid or moot.

The **[*7]** company is asking the Commission to concur with the taking from Mr. Wallenberg an opportunity to express his support for a better managed company with a higher stock price through better governance.

The company had already accepted this correspondent as responding in behalf of Mr. Wallenberg in its October 25, 2000 letter addressed to this correspondent to adjust the wordcount of the proposal. The company was clearly satisfied with this correspondent's response of a revised proposal. Rule 14a-8(f)(1) requires the company to submit any un-met eligibility requirement to the shareholder within 14 days of receiving the shareholder proposal. The company is clearly untimely by waiting until December 14, 2000 to raise this issue of eligibility.

The company appears to have taken advantage of the individual shareholder by conducting a surprise interrogation of him by 2 executive-level employees from the company, the Assistant Secretary and the Senior Counsel. The company did not claim to have offered the proponent the opportunity to have another party in the conversation with the 2 company experts or whether he waived his written instruction to contact this correspondent on any questions. **[*8]** The company had 2 months from the submittal date of the resolution to premeditate this interrogation that was apparently sprung on the proponent.

The bottom line of the company interrogation was that the proponent said he did not withdraw the proposal after apparently being pressured to do so.

The company has not cited one instance in 2000 that the Commission said that this correspondent could not cooperate with shareholders in the shareholder resolution process.

The company fails to point out that the IRRC article cited was substantially clarified by IRRC at a later date. The company responded poorly in explaining whether it had inadvertently submitted a outdated report, substantially corrected thereafter, and passed off the original report as the latest information for the Commission to make its determination.

The bottom line of the company response was that it accepted the clearly contradictory text of the first report as "accurate" upon further company reflection. The construction of the original IRRC article was obviously contradictory. It said in one sentence that this correspondent presented a resolution and in another sentence that the same resolution is presented by a shareholder **[*9]** with a different name. For instance in the **TRW,** FirstEnergy and PG&E examples. In its December 22, 2000 letter, upon further reflection, the company now claimed this obviously contradictory article is "accurate."

In response to this correspondent's December 17, 2000 letter to settle these issues informally, the company said it has to wait 2 weeks, until January 3 to discuss the proposal. This is an indication of low company priority.

The company failed to mention that this correspondent and/or his relatives own stock in Raytheon, PG&E and EDS.

The company has accepted Mr. Wallenberg as the proponent by contacting him without informing this correspondent that such contact would take place before or after it occurred. The company did not disclose to this correspondent the company cited December 11, 2000 telephone conversation -- notwithstanding a telephone conversation by the signatory of the no action request with this correspondent on the very next day, December 12, 2000.

The company appears to argue that new sections need to be added to Rule 14a-8 to prevent persons or shareholders sharing similar goals from cooperating until after they establish a "substantial relationship." The **[*10]** company does not define the test that a "substantial relationship" would be required to pass.

The company did not follow Mr. Wallenberg's instruction in his cover letter nor did it advise this correspondent that it wanted to go around the instruction in the submittal letter with Mr. Wallenberg's signature. This corespondent was not aware of the company conversation with the proponent until he received the no action request. Indeed, on the day following the company cited December 11, 2000 conversation with the proponent, the signatory of the no action request said, in a telephone conversation with this correspondent, that she clearly understood that this correspondent was and will be advised of all correspondence or communication regarding this proposal and that there was no company correspondence or communication that this correspondent was not aware of.

The company may feel that it has all the bases covered, arguing from one side that there is "no significant relationship" with Mr. Wallenberg and from the other side that this distant relationship is an "alter ego" relationship. The Commission has only treated proponents as one when one is the "alter ego" of the other or one has the **[*11]** control over the shares owned by the other, *Trans World Corp.,* Feb. 23, 1983; *Texas Instruments, Inc.,* Jan. 19, 1982.

In 2000 the Commission rejected a number of company claims that a person could not cooperate with a shareholder in the shareholder resolution process, for instance *PG&E Corporation,* February 21, 2000. Furthermore it is not clear whether the Commission had reviewed the revised February 18, 2000 IRRC article at the time of the PG&E Corporation determination. Apparently the company at least implies that IRRC corrected the original article without any input from this correspondent and that the Commission relied on the corrected IRRC article.

The company is a master of righteous indignation and denial following its incomplete and inconclusive supporting information. The company said it does not influence the vote of its employee stock in certain ways, but does not answer to all possible ways. Then the company says it is an "outrage" that one does not accept the company's incomplete answer as a complete answer. Specifically, the company does not address whether it appoints trustees that vote some of the 20 million shares in the company Employee Stock Ownership **[*12]** and Savings Plan listed in the proxy statement. This correspondent does not release the company representative of potential defamation from an accusation that statements were made known to be false.

2. Accurate Statements

The company apparently argues that since the proposal text taken from *The Wall Street Journal* article is not in an article abstract, it is conclusive that the particular information was not printed in *The Wall Street Journal.*

There is no question that the company denied the shareholders the opportunity to vote on this proposal topic at the 2000 annual that began with a 14-page no action request. It does not sound right that the company would do this, but this correspondent had no control over what the company did and is simply reporting what the company did. Hypothetically the company public relations department could rewrite this episode slanted to make the company look better. However, it is believed that company public relation department slants are not relevant to the interpretation Rule 14a-8. The company may be grasping at trivia because it is not asserting any rule 14a(i)(2) issue that it relied on in 2000.

The company suspiciously does not answer **[*13]** the question of whether or not it influences the vote of employee-owned stock. At best its argument could be reduced to: Since the company does not influence the vote of employees in some of the many possible ways to do so, it is conclusive that it does not influence their vote in any way whatsoever.

The Investor Responsibility Research Center and the Cleveland *Plain Dealer* reported the 46% figure. The company has not supplied any evidence that it sought a retraction or correction of these published reports.

When the *Los Angels Times* reports certain information, the shareholder has the right to cite that information. Similarly the company can cite other parts of the article in its proxy response. Information the company cites in its proxy response is subject to a lesser standard of review compared to the text submitted by the shareholder. Furthermore the company response is not restricted to 500 words. In fact there are no limits on the length of the company response.

The company argues that there is such a great difference in the meaning of "tumble" and "fell" that the proposal must be compelled to substitute "fell" in a non-quote reference.

3. Roadblocks for Shareholders [*14]
The company appears to seek concurrence for a right to make it difficult for shareholders to identify this proposal by not assigning the proposal a number in its proxy statement. Nonetheless the past practice of the company is to assign numbers to management ballot items.

4. The Company 80-Day Deadline for No Action Request is Past
This is to note that the deadline has past for a company request to exclude this proposal. It therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should held for the appeal process, if necessary. The company and outside firms hired by the company are guaranteed 40 days to respond to a mere 500-word proposal to improve the performance of the company. The individual shareholder is given the opportunity to respond to the company request but is not likewise guaranteed 40 days to respond. The individual shareholder is not even guaranteed 20 days to respond. It is therefore respectfully requested that if the company finds that its request is still wanting -- after the 40-days guaranteed for professional preparation -- that any further information **[*15]** from the company should be held and not reviewed unless the appeal process is initiated.

5. Conclusion
For the foregoing reasons this is to respectfully request that the Commission not sign on to the company criticism of this shareholder proposal to protect shareholder investment in the company.

Sincerely,

John Chevedden,
On behalf of Thomas Wallenberg
TRW Inc. shareholder

INQUIRY-4: TRW

TRW Inc.

Executive Offices

1900 Richmond Road

Cleveland, OH 44124

December 14, 2000

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Mail Stop 4-2
Washington, DC 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal Submitted by
Thomas Wallenberg for Inclusion in the 2001 Proxy Statement of
TRW Inc.

Dear Sir or Madam:

TRW Inc. has received a proposed shareholder resolution from Mr. Thomas Wallenberg (the "Proponent") for inclusion in the proxy materials to be distributed in connection with **TRW's** 2001 Annual Meeting of Shareholders. The Proponent has **[*16]** appointed Mr. John Chevedden as the Proponent's legal proxy to represent him and his shareholder proposal in connection with the **TRW** Inc. 2001 Annual Meeting of Shareholders. The proposal relates to declassifying the Company's Board of Directors by providing for annual election of each Director and requiring a shareholder vote to reinstitute a classified board.

As Assistant General Counsel and Assistant Secretary of **TRW,** I hereby notify you of the Company's intention to omit the Proposal (as defined below) from its 2001 proxy materials for the reasons stated below, and request the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to confirm that it will not recommend any type of enforcement action to the Commission if **TRW** does so.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned, on behalf of **TRW,** hereby files six copies of this letter, the Proposal and the exhibits referred to in this letter.

I. PROCEDURAL HISTORY

On October 12, 2000, the Company received from the Proponent a letter and a proposed shareholder resolution and supporting statement (the "Original Proposal") for inclusion **[*17]** in the proxy statement to be distributed to **TRW** shareholders in connection with its 2001 Annual Meeting. A copy of the letter received by the Company on October 12, 2000, and a copy of the Original Proposal are attached hereto as Exhibit A.

Upon its receipt of the Original Proposal, the Company determined that eligibility and procedural requirements set forth in subparagraph (d) of Rule 14a-8 under the Exchange Act had not been met. On October 25, 2000, the Company sent a letter (Exhibit B) to Mr. Chevedden by overnight mail and by facsimile (with a copy to the Proponent by overnight mail) stating that the Company intended to exclude the Proposal from the proxy statement and related materials related to its 2001 Annual Meeting of Shareholders (the "Proxy Materials") unless certain deficiencies were corrected within 14 days. Specifically, the Original Proposal contained well in excess of 500 words, exceeding the limit set by Rule 14a-8(d).

On October 30, 2000, the Company received a letter from Mr. Chevedden along with a revised proposal and supporting statement (the "Proposal"). A copy of Mr. Chevedden's letter and the Proposal is attached hereto as Exhibit C.

II. SUMMARY [*18] OF THE COMPANY'S POSITION

The Company intends to exclude the Proposal from its Proxy Materials for **TRW's** 2001 Annual Meeting of Shareholders for the following reasons:

A. Mr. Chevedden is not eligible to submit the Proposal to **TRW,** as he is not a shareholder of the Company; and

B. the Proposal violates the proxy rules' prohibition of materially false or misleading statements in proxy materials and, therefore, may be properly excluded pursuant to Rule 14a-8(i)(3).

III. DISCUSSION

A. Ineligibility of Mr. Chevedden to submit the Proposal as Agent for Thomas Wallenberg.

Mr. Chevedden is not a shareholder of **TRW** Inc. and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 14a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for *shareholders* of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy **[*19]** statement.

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

"A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

With respect to **TRW,** Mr. Chevedden is a shareholder activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company. Instead, Mr. Chevedden attempts to circumvent **[*20]** the procedural requirements and purpose of Rule 14a-8 by having actual shareholders of the Company appoint him as their proxy.

While we understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in this manner, we respectfully ask the Staff to reconsider this position. There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

We suggest that the following factors be considered in differentiating those shareholders who have legitimately sought out Mr. Chevedden's assistance from shareholders who have conversely been sought out by Mr. Chevedden for the purpose of permitting him to further his agenda of shareholder activism.

1. Was the same proposal submitted to many companies by the shareholder's **[*21]** proxy (demonstrating that it was the proxy's proposal rather than the shareholder's proposal)?

2. Did the shareholder's proxy take credit for the proposal in the publicity surrounding the proposal?

3. Did the shareholder's proxy lack a substantial relationship with the shareholder (sibling, friend, business associate, etc.)?

4. Did the shareholder's proxy do all or substantially all of the work submitting and supporting the proposal?

5. Would the shareholder's proxy not otherwise qualify to submit the proposal in his or her own right?

If these factors were applied to the Proposal, we believe it would be clear to the Staff that, in this case, the Proponent was sought out by Mr. Chevedden to further Mr. Chevedden's ongoing agenda with the Company.

First, the Proposal is substantially similar to proposals submitted during the 2000 proxy season to Raytheon, Honeywell and Maytag, not to mention the proposals submitted to the Company during the 1999 and 2000 proxy seasons. Copies of each of these proposals are attached as Exhibits D, E, F, G and H, respectively. The Raytheon, Honeywell and Maytag proposals were each submitted by Mr. Chevedden as a shareholder of those companies. **[*22]** The proposals submitted to the Company during the 1999 and 2000 proxy seasons were submitted by Mr. Chevedden on behalf of Ernest Lopez, a shareholder of **TRW.**

For example, three of the proposals end with essentially the same statement: "The best boards continue to raise the bar, said Business Week." Moreover, the style of each resolution is substantially the same, each one stating, in essence:

Resolved: Adopt shareholder proposal that won XX% shareholder approval in 19XX.

Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select quotes from press articles. It is clear simply from looking at the Proposal that it is substantially the same as the proposals submitted in the 2000 proxy season by Mr. Chevedden. The logical conclusion is that the Proposal is not the Proponent's but rather Mr. Chevedden's proposal. Moreover, as we will discuss below, the Proponent has in fact acknowledged to **TRW** that the Proposal was prepared entirely by Mr. Chevedden.

Second, while there is limited publicity available so far this year for the various shareholder proposals submitted, Mr. Chevedden has historically taken **[*23]** credit for substantially similar proposals submitted to **TRW** under the same circumstances. For example, in the December 3, 1999 edition of Corporate Governance Highlights, a publication of the Investor Responsibility Research Center, **TRW** is noted as a "target company" of Mr. Chevedden for the 2000 proxy season. The article states in relevant part:

"In more conventional moves, Chevedden is asking Caterpillar, AlliedSignal, Airborne, **TRW,** Sempra Energy, Boeing and FirstEnergy to declassify their boards. At **TRW,** Ernest Lopez is offering the proposal on behalf of Chevedden, at Sempra Energy Chris Rossi is submitting it for him, and at Boeing and FirstEnergy, Mr. and Mrs. Ray T. Chevedden are proposing it on his behalf."

The IRRC is not alone in attributing various proposals to Mr. Chevedden, even when he is purporting to act as a proxy for a named shareholder. For example, The Corporate Library lists on its website as shareowner proposals filed by John Chevedden for the 2000 proxy season several proposals (at Raytheon, PG&E and EDS) where Mr. Chevedden was simply given a proxy to act on behalf of the named shareholder. The Council of Institutional Investors likewise lists proposals **[*24]** purportedly filed by named shareholders as proposals submitted by Mr. Chevedden. The circumstances of these proposals are the same as the proposals submitted to **TRW** in the past by Mr. Lopez and now by the Proponent. It is clear that Mr. Chevedden is widely recognized as the true sponsor of these resolutions rather than the shareholders under whose name the proposals are submitted.

Third, Mr. Chevedden had no prior relationship with Mr. Wallenberg. In a conversation that I and Kristine Syrvalin, Senior Counsel for the Company, had with Mr. Wallenberg on Monday, December 11, 2000, he informed me that he became acquainted with Mr. Chevedden when he responded to inquiries over the Internet from Mr. Chevedden for shareholders of **TRW** who would be willing to sponsor a shareholder resolution. Mr. Wallenberg represented that while he has spoken to Mr. Chevedden a few times over the telephone and has communicated with him over the Internet, the two have never met. Clearly, then, the relationship between Mr. Wallenberg and Mr. Chevedden is not substantial relationship but minimal at best.

Fourth, in our conversation with Mr. Wallenberg, he represented that Mr. Chevedden drafted the Proposal **[*25]** and characterized Mr. Chevedden as "the brains behind" the Proposal.

When asked what the Company would need to do to allow Mr. Wallenberg to withdraw the Proposal, he indicated that he would defer to Mr. Chevedden on this point and once again characterized the Proposal as "more or less his [Mr. Chevedden's] baby." Mr. Wallenberg indicated that his primary concern with the Company was stock price performance, but when we asked about the relationship between this concern and the Proposal, he did not appear to understand how Mr. Chevedden's Proposal to elect Directors annually would address the issue of stock price performance. Mr. Wallenberg concluded our conversation by stating that Mr. Chevedden has his own thoughts and that Mr. Wallenberg is acting to support him and his efforts.

Even absent the explicit representations of Mr. Wallenberg in our conversation with him, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style and format, including as mentioned above much of the wording and the references cited in the supporting statement, are virtually identical to proposals submitted to **TRW** for inclusion in its 1999 and 2000 proxy statements **[*26]** and to Raytheon, Honeywell and Maytag during the 2000 proxy season. The type font of the Proposal is even the same as that of the proposals submitted to the Company in the 1999 and 2000 proxy seasons and to Raytheon during the 2000 proxy season. Considering that the proposals to Raytheon, Honeywell and Maytag were submitted by Mr. Chevedden as a shareholder of those companies and that these proposals are substantially similar to the Proposal, we believe it would be difficult for any objective observer to deny that the Proposal was, in fact, prepared by Mr. Chevedden rather than the Proponent.

Further, **TRW** has been instructed by the Proponent to direct all correspondence with respect to the Proposal to Mr. Chevedden. Additionally, in our conversation with Mr. Wallenberg, he indicated that he had no intention of attending the Annual Meeting in April but that Mr. Chevedden would attend. It is quite apparent that Mr. Chevedden has done all of the work in preparing and submitting the Proposal to this point and will continue to do all or substantially all of the work in connection with supporting the Proposal and presenting it at the Annual Meeting.

Fifth, as we noted earlier, Mr. Chevedden **[*27]** is not eligible in his own right to submit shareholder proposals to the Company as Mr. Chevedden, to the best of our knowledge, is not currently and never has been a shareholder of **TRW.**

Applying the five factors suggested above to the Proposal, it is clear that in this case Mr. Chevedden was not solicited by the Proponent to assist him in submitting a proposal raising his own concerns with the Company. Instead, Mr. Chevedden sought out the Proponent and is in essence using him in order to submit a proposal to the Company furthering Mr. Chevedden's own personal agenda with the Company. Mr. Wallenberg acknowledged as much in our conversation with him when he indicated how he had become acquainted with Mr. Chevedden and that the Proposal was the product of Mr. Chevedden's efforts. Mr. Wallenberg, as he acknowledged, is simply lending his support to Mr. Chevedden's efforts. This is a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

TRW believes that it can exclude Mr. Chevedden's proposals from its proxy statement for its 2001 Annual Meeting of Shareholders because Mr. Chevedden, who is not eligible to submit proposals to the Company **[*28]** since he is not a shareholder of the Company, is the true proponent of the Proposal. The Company respectfully requests an indication from the staff that it will not recommend enforcement action if the Proposal is omitted on this basis.

B. The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May Be Omitted Pursuant to Rule 14a-8(i)(3).

We have also concluded that the proposal contains false and misleading statements in violation of Rule 14a-9 and therefore may be omitted pursuant to Rule 14a-8(i)(3). At the outset, we note that a proposal purporting to address the issue of classified boards is accompanied by a supporting statement that uses a majority of its 500-word limitation to attack the Company in unrelated matters (e.g., stock performance, the quality of the Company's new CEO and the Chairman's pay). This leads us to believe that the overall purpose of the proposal may be misleading. The fact that the proponent mischaracterizes and omits important facts from his supporting statement, however, leads us to conclude that the proposal itself contains false and misleading statements in violation of Rule 14a-9 and therefore may be **[*29]** omitted under Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows a registrant to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

As we will demonstrate with specific examples in the paragraphs that follow, the Proposal is filled with statements that are false and misleading. The overall tone and effect of these statements and, as a result, the Proposal, taken as a whole, is to impugn the character, integrity and personal reputation of the Company's Directors and management, and to imply that the Company has acted improperly. While we recognize the Proponent's right to speak freely and acknowledge that criticizing the Company, its Directors and management is not, in and of itself fraudulent, permitting the Proponent to make such criticisms through a series of misstatements and omissions that would not be tolerated by the Staff in the Company's own proxy materials is a wholly different matter. As such, in our opinion, redaction would not be sufficient to cure the violations of Rule 14a-9 presented by this Proposal and **[*30]** the entire Proposal should be excluded. The Staff has previously found that a proposal is properly excludable in its entirety where the overall tenor of the proposal suggests that the company has acted improperly without providing any factual support for that implication. See The Detroit Edison Company (March 4, 1983).

Moreover, the primary mission of the Securities and Exchange Commission is to protect investors and maintain the integrity of the securities markets. To permit an experienced and seasoned shareholder proponent like Mr. Chevedden to continue, year after year, to abuse the shareholder proposal process by submitting proposals that consist primarily of false and misleading statements, the overall tone and effect of which is to impugn the character, integrity and personal reputation of the Company's Directors and management, does nothing to further the Commission's mission. Instead, inclusion of the Proposal in the Company's Proxy Materials would put investors at risk of making a voting decision on the basis of false and misleading statements put forth by the Proponent and Mr. Chevedden.

The following are examples of statements in the Proposal that are false and misleading **[*31]** within the meaning of Rule 14a-9.

(1) The following statements are materially misleading to shareholders and, in some cases, are blatant misrepresentations of fact.

> (a) The first sentence of the fourth paragraph of the supporting statement asserts that a substantially similar proposal presented by Mr. Chevedden at the Company's 1999 Annual Meeting of Shareholders "could have won more than 50% approval if the company did not influence the vote of employee-owned stock." This statement is false and impugns the character, integrity and personal reputation of the Company's Directors, in violation of Rule 14a-9. It implies, without any factual foundation, that Directors directly or indirectly took improper steps to influence the vote of the Company's employees. The Company and its Directors and officers did not hold meetings with employees, send e-mails or other communications to employees, or take any other action designed to "influence" the vote of employees. No targeted action whatsoever was directed towards the Company's employees.
>
> (b) Under the heading "What issues highlight challenges for **TRW** directors?" the Proponent and Mr. Chevedden cite the November 12, 1999 edition of **[*32]** *The Wall Street Journal* for the proposition that "under Mr. Cote GE appliances was a rare GE laggard. Profits dropped in recent quarters." In fact, the referenced

article simply states as follows:

> "**TRW** Inc. hires away General Electric Co. senior vice [president] David M. Cote as its president and chief operating officer, adding to uncertainty at GE about who will succeed [chairman] John F. Welch Jr. when he retires in April 2001."

Nowhere in the referenced article does it state that GE appliances was a rare GE laggard under Mr. Cote, or that profits had dropped in recent quarters. With this statement, the Proponent and Mr. Chevedden have unfairly and without factual basis impugned the character, integrity and personal reputation of Mr. Cote in violation of Rule 14a-9. This statement is not only false and misleading but, in fact, a blatant misrepresentation. *The Wall Street Journal* article cited in the supporting statement is attached as Exhibit I.

(c) The resolution proposed by the Proponent and Mr. Chevedden reads, in relevant part, as follows:

> "RESOLVED:
> ELECT EACH DIRECTOR ANNUALLY
> ADOPT PROPOSAL TOPIC THAT WON 46%
> SHAREHOLDER APPROVAL IN 1999"

The preceding **[*33]** statement is misleading in that it does not clearly indicate that the 1999 proposal referenced was approved by 46% of the shareholders represented and voting at the meeting, not 46% of the shares outstanding as the language implies. The third paragraph of the supporting statement contains a similarly misleading statement by referring to management's response to the "46% shareholder approval." The Staff has previously required Mr. Chevedden to revise his references to the percentage of shareholders approving his proposals "to reflect the actual nature of the majority of those who voted on the resolutions." See Honeywell International Inc. (March 2, 2000) and AlliedSignal Inc. (January 29, 1999). Therefore, the resolution and supporting statement ought to be revised to reflect that the 46 percent shareholder approval reflects only 38 percent of the then outstanding shares. If the Staff does not agree with this position, at a minimum, the Proposal ought to be revised to reflect that the 46 percent shareholder approval reflects only 46 percent of the shareholders represented and voting at the meeting.

(d) The third paragraph of the supporting statement reads as follows:

> "Paradoxically **[*34]** the management response to the 46% shareholder approval was to deny shareholders the opportunity to vote on this topic at the 2000 annual meeting."

The Proponent and Mr. Chevedden are purposefully trying to mislead shareholders into believing that **TRW** acted improperly by excluding Mr. Chevedden's proposal from the 2000 proxy statement. Mr. Chevedden, in fact, said as much at the 2000 Annual Meeting of Shareholders when he accused **TRW** of acting unethically to prevent him from resubmitting his 1999 proposal in 2000. In reality, **TRW** excluded Mr. Chevedden's proposal from the 2000 proxy statement with the concurrence of the Commission because Mr. Chevedden's proposal, if enacted, would have resulted in a violation of Ohio law. The Proponent's and Mr. Chevedden's statement creates the impression that the

Directors acted improperly and unethically in excluding Mr. Chevedden's proposal from the Company's 2000 proxy statement. This statement constitutes a violation of Rule 14a-9.

(2) The following statements made by the Proponent and Mr. Chevedden distort and misrepresent the press articles to which they are attributed.

(a) The supporting statement cites the September 12, 2000 edition **[*35]** of the *Los Angeles Times* for the following propositions:

> "**TRW** accused of faked tests for anti-missile program."
> "FBI investigates **TRW** missile fraud allegation."
> "53 Congressional representatives sign letter to urge FBI investigation."

These statements are not direct quotes from the referenced article but rather are paraphrases of select statements in that article. The format in which the Proponent and Mr. Chevedden present these statements, with the citation appearing below the statements, suggests, however, that these statements are quotes excerpted from the cited article. Furthermore, when taken out of the context of the entire article, as the Proponent and Mr. Chevedden have done in their supporting statement, the statements do not accurately convey the news being reported by the referenced article. The statements have been selected and paraphrased because of their inflammatory effect. If a shareholder were to read the entire article instead of simply the selected and paraphrased statements cited by the Proponent and Mr. Chevedden, the shareholder would learn that:

. "federal investigative agencies often look into allegations at the direction of Congress, and it was not **[*36]** clear from the letter whether the FBI believes this matter merits a full investigation, which would be the next step after a review;"

. the allegations at issue were initially made by Nira Schwarz, a former **TRW** employee who was fired by **TRW** and has a lawsuit pending against the Company related to her dismissal;

. **TRW** has already been investigated with respect to this issue and has been found by many government agencies to have acted appropriately; and

. "the Defense Criminal Investigative Service, after a review of the allegations, recommended a further review in 1997. In 1998, a Pentagon advisory board disagreed and defended **TRW's** work."

The use of only selected statements from the article, which are then paraphrased for further inflammatory effect, is a clear departure from the context of the statements in the article, is misleading and should not be permitted. A copy of the *Los Angeles Times* article is attached as Exhibit J.

(b) The supporting statement cites a September 8, 2000 *Bloomberg News* report and purports to include select statements from the report. The statements in the Proposal, however, are not quoted verbatim from the *Bloomberg News* report; **[*37]** rather, the statements in the Proposal are paraphrases of certain statements made in the article. The first statement referenced in the Proposal, which says "**TRW** shares tumble 13%," is taken out of context and is misleading.

The statement in the *Bloomberg News* report that we believe is referenced here actually says "**TRW,** based in Cleveland, disclosed the news after the close of market trading. Its shares fell $ 5.75, or 13 percent, to $ 39.50, on electronic networks and regional exchanges after exchange trading had ended." The Proponent's and Mr. Chevedden's choice of words like "tumble" is intended to be inflammatory to shareholders and, as such, does not accurately represent the *Bloomberg News* report upon which it relies. The *Bloomberg News* report is attached as Exhibit K.

The Staff has previously ruled that portions of a supporting statement that selectively quote various newspaper and magazine articles in order to falsely convey a negative impression of a company, while omitting key facts that would contradict that impression, are properly excludable. See AlliedSignal Inc. (January 15, 1998). We believe that the statements described in the preceding paragraphs are **[*38]** of the same nature and, therefore, should be excluded from the supporting statement.

On the basis of the foregoing discussion, we ask the concurrence of the Staff that the entire Proposal may be excluded from the Company's Proxy Materials. If the Staff does not agree that the entire Proposal can be excluded, at the very least the false and misleading statements outlined above should be excluded from the Proposal.

C. Format of Proposal

If the Proposal is included in the Proxy Materials, the Company may decide to omit the proposal number and the heading. The Proposal will bear an appropriate heading clearly identifying the subject of the Proposal.

The Company reserves the right to include a customary introduction to each proposal, and the information on the vote required for approval of each proposal, pursuant to Item 21 of Schedule 14A. The Proposal and supporting statement will be clearly identified and distinguished from the response of the Company's Board of Directors.

I respectfully request the Staff to confirm that it will not recommend any enforcement action if the Company takes each of the actions described herein.

IV. Concluding Statement

On the basis of **[*39]** the foregoing, the Company intends to omit the Proposal from the Proxy Materials for **TRW's** 2001 Annual Meeting of Shareholders. The Company specifically requests the concurrence of the Staff that the Proposal may be excluded from the Company's Proxy Materials related to such meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, **TRW** Inc. requests the Staff's concurrence that the portions of the Proposal discussed in this letter may be excluded from the Company's Proxy Materials.

In accordance with Rule 14a-8(j)(1), a copy of this letter and all of the exhibits to this letter is being forwarded to the Proponent, and, as requested by the Proponent, to John Chevedden, as formal notice of the Company's intention to omit the Proposal from the Proxy Materials for its 2001 Annual Meeting.

We anticipate that the Company's 2001 Proxy Materials will be complete on or about February 20, 2001, when the Company's Directors will meet to approve the Proxy Materials. We expect the definitive Proxy Materials to be filed on or about March 10, 2001. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any **[*40]** questions regarding any aspect of this matter or require any additional information, please call the undersigned at (216) 291-7979.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Kathleen A. Weigand
Assistant General Counsel and
Assistant Secretary

ATTACHMENT

October 30, 2000 Response to Company Request

ITEM NO. 3

ELECT EACH DIRECTOR ANNUALLY

ADOPT PROPOSAL TOPIC THAT WON 46% APPROVAL

RESOLVED:

ELECT EACH DIRECTOR ANNUALLY
ADOPT PROPOSAL TOPIC THAT WON 46% SHAREHOLDER APPROVAL in 1999
TRW shareholders recommend the Board take all necessary steps to enact this proposal.

Also, require that any future change on this topic be put to shareholder vote -- as a separate proposal. (Unexpired terms of directors not affected.)

SUPPORTING STATEMENT:

Electing each director annually gives shareholders an opportunity to register their evaluation of each director individually and the board as a group. Many institutional investors hold that electing each director annually is one of the best methods to ensure that directors will manage the **[*41]** company in the best interest of shareholders.

The Plain Dealer reported this topic "won a surprising 46% of the votes" at the 1999 shareholder meeting and was presented by John Chevedden, Redondo Beach, Calif.

Paradoxically the management response to the 46% shareholder approval was to deny shareholders the opportunity to vote on this topic at the 2000 annual meeting.

Arguably this proposal could have won more than 50% approval if the company did not influence the vote of employee-owned stock. Employees own 16% of **TRW** stock.

Ironically **TRW** relies on substantial profits from **TRW's** employee pension fund. However, many stock analysts believe that pension profits downgrade the quality of **TRW** earnings.

What issues highlight challenges for TRW directors?

TRW shares tumble 13%.
TRW announces 3rd quarter profit will fall and 4th quarter profit could also be hurt.

Bloomberg News Sept. 8, 2000

TRW accused of faked tests for anti-missile program.
FBI investigates **TRW** missile fraud allegation.
53 Congressional representatives sign letter to urge FBI Investigation.

Los Angeles Times Sept. 12, 2000

David Cote, former General Electric executive, will become CEO of **TRW** by **[*42]** July 2001 or he will walk away with $ 10 million.

Wall Street Journal Nov. 16, 1999

Under Mr. Cote GE appliances was a rare GE laggard.
Profits dropped in recent quarters.

Wall Street Journal Nov. 12, 1999

Mr. Gorman, **TRW** Chairman, added Imperial Chemical Industries to his list of outside directorships.

CBS.MarketWatch.com Sept. 21, 2000
4 outside directorships make Mr. Gorman over-extended by the standards of many institutional investors.

In 1999 Mr. Gorman:
Collected $ 7 million from **TRW.**
Has $ 16 million in unexercised stock options from previous years.
www.paywatch.org

10 directors failed to attend the 8:30 am 2000 shareholder meeting.
Yet most directors were then in town for another meeting.

The Council of Institutional Investors (www.cii.org) recommends each director be elected annually. **TRW** is 61%-owned by institutional investors.

In its response to this resolution, **TRW** is asked to name the steps taken since April 2000 to improve corporate governance. The best boards continue to raise the bar, convinced that a stronger board can only help improve competitiveness, said a *Business Week* cover story.

ADOPT PROPOSAL TOPIC THAT WON 46% APPROVAL

ELECT [*43] EACH DIRECTOR ANNUALLY

YES ON 3

The Company is respectfully requested to insert the correct proposal number in the proxy statement.

Sincerely,

Thomas Wallenberg Date 10/06/00

Exhibit A

Thomas Wallenberg

901 Leawood Drive

Crestwood, MO 63126

FX: 216/291-7629

PH: 216/291-7000

Via facsimile

Mr. Joseph T. Gorman
Chairman and Chief Executive Officer
TRW Inc.
1900 Richmond Road
Cleveland, OH 44124-3760

Dear Mr. Gorman and Directors of **TRW** Inc.,

The attached proposal is submitted for vote by **TRW** Inc. shareholders at the next and/or 2001 shareholder meeting. It is submitted for inclusion in the **TRW** Inc. proxy statement on behalf my **TRW,** Inc. stock in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The stock is listed in my name in the company list of shareholders and has exceeded $ 2000 for more than one year. The required stock will continue to be held through the applicable shareholder meeting.

This is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication **[*44]** to John Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

This proposal is believed to be in the best interest of **TRW** Inc. and its shareholders. A commitment from the company to enact this resolution, particularly before November 1, 2000, would allow the resolution to be withdrawn.

APPENDIX E-2

*2001 SEC No-Act. LEXIS 249, **

2001 SEC No-Act. LEXIS 249

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 20, 2001

CORE TERMS: shareholder, proxy, voting, election, proponent, staff, proxy statement, mailing, recommend, governance, disclosure, submitting, internet, stock, annual meeting, respectfully, voted, investor, card, pitch, one-sided, disclose, electronic, solicitation, misleading, enclosed, inclusion, telephone, irregularity, holder

[*1] The Boeing Company

TOTAL NUMBER OF LETTERS:
8

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 22, 2000

The proposal recommends that Boeing include the complete text of shareholder resolutions in "any additional requests for shareholder votes," and that Boeing disclose the costs of these requests in its quarterly and annual report to shareholders.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boeing relies.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH&FX

310/371-7872

FX: 202/942-9525

February 15, [*2] 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

11th-Hour Boeing Company (BA) Letter on

Flawed "prior relationship" test

Company had nearly 80-days to prepare untimely letter

Mr. and Mrs. Bernard Schlossman Proposal

Ladies and Gentlemen:

1. Internet-factor
The company specifically cites the internet-factor in ***TRW, Inc.*** (Jan. 24, 2001), yet provides no speculation, let alone evidence of an internet-factor with Mr. and Mrs. Bernard Schlossman's proposal.

The company says these facts are "so similar," yet it tellingly does not even include a copy of the Commission decision that has the internet in the number-one position.

2. The company puts the SEC decision in the back seat
The first priority for the company is a comparison with the **TRW** claim, instead of the text of the Commission decision. The company totally omits purported similarity with the actual text of the Response of the Office of Chief Counsel.

In other words the company chose to describe how the Boeing claim was like the **TRW** claim, *not how the Boeing claim followed the words of the Commission* **[*3]** decision.

3. Mr. and Mrs. Schlossman and Corporate Governance
It is believed that Mr. and Mrs. Schlossman made the initial introduction several years ago after this correspondent spoke on behalf of Mr. John J. Gilbert at the Sizzler shareholder meeting.

Mr. and Mrs. Schlossman had earlier attended shareholder meetings with the late brother of Mr. John J. Gilbert, Mr. Lewis D. Gilbert. The legendary Mr. Lewis D. Gilbert was active in corporate governance beginning in 1937. Mr. Lewis Gilbert's photograph with caption was published in *Business Week* in 1999 (exhibit attached).

One summary of the Boeing claim is that any person that met another person at a shareholder meeting in the past several years, and have been in contact since, are precluded from cooperating in any act governed by Rule 14a-8. Or that this is the slippery-slope of the Boeing claim.

On the other hand the company is on record as stating there are no shareholders who have legitimately sought out Mr. Chevedden's assistance."

4. Demand for personal information from shareholder
The company is in effect demanding that personal information on a "prior relationship" be revealed in order for a shareholder to have **[*4]** standing to submit a shareholder proposal.

Company personnel are not required to reveal personal information when they go outside the company to thwart shareholder resolutions, as is the case here. These hired outsiders have nothing to lose if the stock drops. Yet they have the leading role, plus confidentiality, in thwarting Boeing shareholder proposals - proposals that could enable the company to more fully realize its potential.

5. Is TRW just barely on the edge of credibility?
There is further reason to question **TRW** statements because investigation reveals that there was no factual record of internet communication regarding **TRW.** Yet internet communication was the foundation for the **TRW** decision - number-one position in the Commission text.

This decision was recently confirmed by the Commission as based on a scenario of internet communication from **TRW.** Yet there is no record of such communication. In discussion with the Staff it was determined that the company never submitted evidence of an internet posting. Furthermore the lack of credibility of **TRW** was cited in detail a year earlier by this correspondent (Exhibits included).

In ***TRW,*** *Inc.,* there is no "individual's inquiry **[*5]** on the Internet" cited by the Commission: "... after responding to the individual's inquiry on the Internet for company shareholders ...."

This is the second consecutive year that **TRW** has submitted a questionable scenario. This detracts from the reliance on a **TRW** scenario as a sound basis for a no action decision.

There is indication that the **TRW** decision is becoming controversial. The company is asking the Commission to go beyond this arguably precarious decision.

6. Stake in the Company
The company ignores that relatives of this correspondent own more stock than some directors. In fact recently as much as 25-times the amount of one former director, Mr. Perry during his term. This is a further distinction from ***TRW.***

7. Conclusion
For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments, including those at the 11th hour, and that the shareholders have the opportunity to vote on this significant proposal to enhance corporate governance and shareholder value at The Boeing Company - to help enable the company to realize its full potential.

Sincerely,

John Chevedden
For Mrs. and Mrs. Bernard Schlossman
Shareholders
[*6] The Boeing Company

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH&FX

310/371-7872

FX: 202/942-9525

February 11, 2001

Office of Chief Counsel
Mall Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

11th-Hour Boeing Company (BA) Letter on

Flawed "prior relationship" test

Company had nearly 80-days to prepare untimely letter

Mr. and Mrs. Bernard Schlossman

Balanced Request for Shareholder Votes Proposal

Ladies and Gentlemen:

This is to advise that a response to the untimely 2nd Boeing no action request, that was delivered on February 9, 2001, is under preparation. Since the company had nearly 80-days to prepare its new 11th-hour erroneous conjecture, this response will be forwarded within an abbreviated 7 to 14 days. This response relies on a key document that the Commission has, as detailed below.

The Boeing letter is erroneous on its untimely conjecture based on incomplete information. The shareholder proposal was initially submitted on November 20, 2000.

The company is in effect demanding that personal information on a "prior relationship" be revealed in order for **[*7]** a shareholder to have standing to submit a shareholder proposal.

Company personnel are not required to reveal personal information when they go outside the company to thwart shareholder resolutions, as is the case here. These hired outsiders have nothing to lose if the stock drops. Yet they have the leading role, plus confidentiality, in thwarting Boeing shareholder proposals - proposals that could enable the company to more fully realize its potential.

In regard to the company-cited ***TRW, Inc.*** (Jan. 24, 2001) decision, there is no "individual's inquiry on the Internet" cited by the Commission:
"...after responding to the individual's inquiry on the Internet for company shareholders .

It is respectfully requested that the Commission timely fax the purported internet posting that the Commission relied upon in making its determination in order that this shareholder response may be expedited.

It is respectfully requested that notice be given if this response needs to be expedited to facilitate the Commission's process.

Sincerely,

John Chevedden
For Mrs. and Mrs. Bernard Schlossman
Shareholders
The Boeing Company

INQUIRY-3: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA **[*8]** 90278

PH&FX

310/371-7872

FX: 202/942-9525

February 8, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)

Shareholder Response to Company No Action

Mr. and Mrs. Bernard Schlossman

Balanced Request for Shareholder Votes

Ladles and Gentlemen:

This response is in addition to the January 26, 2001 response to the company no action letter.

1. Company re-soliciting shareholders can undermine Rule 14a-8
This company practice of re-soliciting shareholders can undermine the purpose of Rule 14a-8. Shareholders should be able to recommend that the company treat fairly any shareholder proposal that is properly before holders. The company re-soliciting hits at the core of the opportunity to treat fairly any shareholder proposal that is properly before holders. This is particularly correct when a change in control is not an issue.

2. Company re-soliciting practice makes disclosure essential for vote analysis
The information requested for disclosure is related to the company treating fairly any shareholder proposal that is properly before holders. **[*9]** This is particularly the case when shareholder proposals won 47% to 49.9% votes, as was the case 3-times from 1997 to 2000. The 49.9%-vote was reported in IRRC's *Corporate Governance Highlights.* A key point of the article on the 49.9%-vote was the voting irregularities. Measuring the extent of the practice at Boeing of re-soliciting of shareholders is essential to an analysis of the vote when that vote is very close to a majority. The same shareholder proposal topic that won 49.9%-vote will again be on the Boeing ballot in 2001, The Boeing Co. (February 7. 2001).

3. "Special Additional Voting Instructions" mailings are prejudicial
"Special Additional Voting Instructions" on the cover of an 8x11 envelop with a cardboard

insert can lead shareholders to believed that the company initially supplied voting instructions that were in error. Thus some shareholders who had already cast their ballots and recycled their proxy materials, would be encouraged to cast second ballots to make sure they were in conformance with the Special Additional Voting Instructions."

To use the company term these shareholders may have been led to believe their first ballot was cast according to an erroneously **[*10]** provided "mechanics" of voting supplied by the company. Thus their 2nd ballot would not have the benefit of opposing arguments on shareholder proposals.

4. Company past voting irregularities makes disclosure essential for vote analysis
The enclosed IRRC *Corporate Governance Highlights* article gives details on two voting irregularities purported based on simple errors by a major proxy solicitor. This in an election where 00.1% of the vote was important.

5. Extensive Company Re-soliciting
The company goes into some detail on its "Special Additional Voting instructions" mailings that may have led many shareholders to cast a 2nd ballot without the benefit of shareholder proposal supporting statements.

Explicit is that shareholders were not instructed in any manner on locating the merits of the shareholder proposals. Many shareholders who had already cast their ballots may have discarded their proxy statements. This was the only material that had the shareholder proposal supporting statements.

6. Much of the Company claim does not apply to the first part of the proposal.
"Boeing shareholders recommend that in each shareholder election, after the initial request for shareholder **[*11]** votes is completed, any additional request for shareholder votes must disclose: 1) The complete text for each shareholder resolution."

This does not involve any financial reporting.

7. Mutually acceptable
Thus it appears that it could be mutually acceptable to the company and the shareholder to include at least the first part of the proposal: "Boeing shareholders recommend that in each shareholder election, after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose:
1) The complete text for each shareholder resolution."

8. Test Changes
Text changes appear to be an acceptable solution and more appropriate for an untested topic that could be important to the integrity of shareholder elections.

Do not make perfection the enemy of progress, said John McCain, January 23, 2001.

9. Proposal appears consistent with Council of Institutional Investors Policy at <u>www.cii.org:</u>

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.

2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. **[*12]** An action should not be taken if its purpose is to reduce accountability to shareholders (emphasis supplied).

3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.

10. An Election is not Ordinary Business
The company has little comment on the first part of the Proposal:
"Boeing shareholders recommend that in each shareholder election, after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose:
1) The complete text for each shareholder resolution."

Language changes in the text should be acceptable on this new proposal topic. The topic addressees an important issue in analyzing the results of an election. This is particularly the case when the company spends significant sums in separate mailings outside of the initial proxy mailing that focuses on the company position on voting.

None of the cases cited by the company address the manner in which a company conducts its elections or reports its election results.

Examples of established topics for shareholder proposals dealing with elections include:

. Independent inspector of elections

. Confidential **[*13]** voting

. Cumulative voting
Additionally, a re-solicitation of votes is never ordinary business.

Voting results have a different meaning if the company invests considerable sums to remind its shareholders to vote with management in an election that does not involve a change in control and announces:

. "Your board believes that these Proposals are not in the best interest of the Company"

. "And recommends that you vote AGAINST them."

This company re-solicitation hits at the core of the opportunity to treat fairly any shareholder resolution that is properly before holders.

The company does not claim that this is a topic that shareholders are not capable of making an informed decision - a typical test of ordinary business.

The company does not give a reason for re-soliciting votes in a election where change in control is not an issue. The company does not cite any change in voting procedures that would make it necessary to re-solicit shareholders.

11. Accurate Statements
The company fails to recognize alternative interpretations of voting results. The Commission's concern is to insure that public investors received full and accurate information ...."

Chairman Arthur Levitt, Jr. said. **[*14]** "It is your knowledge, your skepticism, your enduring vigilance that will do more for the underlying health of our markets than any other force." Chairman Levitt spoke at the January 16, 2001 Investors' Town Hall and this account was reported by *Business Week.*

Chairman Levitt's statement does not appear to encourage only one interpretation of voting results.

12. Apparent Reason for "Special Additional Voting Instructions" mailings
The company saw its position on annual election of all directors being rejected at a higher rate by shareholders - increasing to 49.9% in 1999.

Apparently the company predicted another close vote in 2000 following the 49.9% results of

1999 and decided to use the strategy of multiple mailings to force the supporting vote down 1.6% to slightly less than 50% - to 48.3%.

13. An Election is not Ordinary Business

The company comments little on the first part of the Proposal:
"In each shareholder election, that after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose the complete text for each shareholder resolution."

Language changes in the text are acceptable on this new proposal topic. **[*15]** The topic addressees an important issue in analyzing the results of an election when the company spends significant sums in separate mailings outside of the initial proxy mailing that tells shareholders that all shareholder proposals are not in the best interest of the company.

Do not make perfection the enemy of progress, said John McCain, January 23, 2001.

None of the cases cited by the company address the manner in which a company conducts its elections or reports its election results.

Examples of established topics for shareholder proposals dealing with elections include:

. Independent inspector of elections

. Confidential voting
Additionally, a re-solicitation of votes is never ordinary business.

Voting results have a different meaning if the company invests considerable sums to remind its shareholders to vote with management in an election that does not involve a change in control and announces:

. "Your board believes that these Proposals are not in the best interest of the Company"

. "and recommends that you vote AGAINST them."
The company erroneously claims that this "did not contain a one-sided argument."

According to the erroneous company claim this text is simply a **[*16]** voting "mechanics" issue:

. "Your board believes that these Proposals are not in the best interest of the Company"

. "and recommends that you vote AGAINST them."

14. Conclusion

The bottom line of management's no action request is that management prefers to exclude a serious proposal that challenges management to adopt a higher standard of corporate governance. If that falls the company attempts to micro-edit the proposal.

For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at The Boeing Company.

Sincerely,

John Chevedden
For Mrs. and Mrs. Bernard Schlossman
Shareholders
The Boeing Company

INQUIRY-4: PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 . SEATTLE, WASHINGTON 98101-3099

TELEPHONE: 206 583-8888 . FACSIMILE: 206 583-8500

February 8, 2001

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi [*17] Schlossman, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2001 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 21, 2000, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Bernard and Naomi Schlossman, with John Chevedden as proxy, (the "Proponent") for inclusion in the proxy statement (the "2001 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2001 Annual Meeting. The Proposal relates to Company disclosure regarding "requests for shareholder votes."

We are submitting this letter to supplement our response to the proposal. dated December 22, 2000 (the "December 22nd letter"), to the Securities and Exchange Commission (the "Commission"), notifying the Commission and the Proponent (who received a copy of the December 22nd letter) of the Company's intention to omit the Proposal from the 2001 Proxy Statement and form of proxy. In our December 22nd letter, we requested that the staff of the Division of Corporation Finance (the "Staff') confirm that it will not recommend any enforcement **[*18]** action to the Commission if Boeing omits the Proposal from its 2001 proxy materials. The December 22nd letter is attached to this letter as Exhibit A.

In the December 22nd letter, we explained our belief that Boeing may properly omit the Proposal, or portions thereof, from the 2001 Proxy Statement on several grounds, including our belief that Boeing could omit the Proposal because the eligibility and one-proposal limitations under Rules 14a-8(b) and (c) had not been met. This argument was based on the premise that Mr. and Mrs. Schlossman's proxy, Mr. John Chevedden, is not a shareholder of Boeing, and that his attempts to submit multiple shareholder proposals, clearly authored by and pursued through the shareholder process by himself, under the aegis of legal proxies from other shareholders, constituted a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

This letter is intended to supplement that argument. Boeing has uncovered new facts which relate directly to its argument and merit the Staffs attention. These facts are particularly relevant given the Staffs recent decision in ***TRW,*** *Inc.* (Jan. 24, 2001) *("**TRW**").* We believe **[*19]** the arguments made by **TRW,** Inc. and Boeing are so similar and based upon such similar facts, that a result similar to that in ***TRW*** is warranted in the present case.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter, including the Exhibits. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the

Proponent.

* * * *

Mr. Chevedden is Ineligible to Submit the Proposal as Agent for Bernard and Naomi Schlossman

Mr. Chevedden is not a shareholder of Boeing and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 4a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for *shareholders* of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy statement.

The Commission's shareholder proposal **[*20]** rules have always included a requirement that the person submitting a proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983).

With respect to Boeing, Mr. Chevedden is an activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company. Instead, Mr. Chevedden attempts to circumvent the procedural requirements and purpose of Rule 14a-8 **[*21]** by having actual shareholders of the Company appoint him as their proxy. As noted in our December 22nd letter, this year Mr. Chevedden has used this tactic to inundate Boeing with six shareholder proposals for possible inclusion in the Company's 2001 proxy materials. (Mr. Chevedden agreed to withdraw one of these proposals as it was duplicative of a proposal previously submitted by another shareholder on the same topic.)

While we understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in this manner, we respectfully ask the Staff to reconsider this position. There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

We agree with **TRW,** Inc. and believe that the following factors should be considered **[*22]** in differentiating those shareholders who have legitimately sought out Mr. Chevedden's assistance from shareholders who have conversely been sought out by Mr. Chevedden for the purpose of permitting him to further his agenda of shareholder activism.

1. Does the Proposal, on its face, present evidence that it was the proxy's own Proposal, rather than a proposal of the shareholder?

2. Did the shareholder's proxy take credit for the proposal in the publicity surrounding the proposal?

3. Did the shareholder's proxy lack a substantial relationship with the shareholder (sibling, friend, business associate, etc.)?

4. Did the shareholder's proxy do all or substantially all of the work submitting and supporting the proposal?

5. Would the shareholder's proxy not otherwise qualify to submit the proposal in his or her own right?

If these factors were applied to the Proposal, we believe it would be clear to the Staff that the Proponent was sought out by Mr. Chevedden to further Mr. Chevedden's ongoing agenda with the Company.

First, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style, format, type, font, and wording are virtually identical to **[*23]** the other proposals submitted to Boeing for inclusion in its 2001 proxy statements by numerous shareholders for whom Mr. Chevedden is acting as proxy. Each of these Proposals are attached to this letter as Exhibit B. Further, upon comparative review of all the proposals in Exhibit B, Mr. Chevedden's authorship is clearly evidenced from the fact that many of the same issues and statements appear in a number of the proposals. For example, the following statements or variations thereof, which appear in the present Proposal, also appear in the other proposals submitted by Mr. Chevedden.

Present Proposal	Other Proposal(s)
"A majority of shareholders voted in favor of annual election of each director submitted by a shareholder. Even if abstentions were counted as no-votes, shareholders voted 49.9% in favor."	"In each of these 3 elections shareholder approval ranged from 47.6% to 49.9% even if abstentions are counted as no votes and also negative votes by management, directors and management trustees are counted." (Proposal for Annual Election of Directors)
"Additionally, the vote tabulation was clouded by cutting off shareholder votes by telephone and by internet 2 days earlier than announced."	"Tabulating irregularities were reported." (Proposal for Annual Election of Directors.)
"Management then mailed multiple requests for shareholder votes with only management's voting pitch."	"The 2000 vote was particularly significant since management tried to influence results by sending one-sided voting instructions--at shareholder expense no less--to thousands of shareholders that presented only management's position." (Proposal for Annual Election of Directors.)

[*24]

We believe that an objective evaluation of the numerous proposals submitted by Mr. Chevedden as proxy clearly demonstrates that it is Mr. Chevedden who is the author and promoter of these proposals, rather than the shareholders.

Second, as is the case with other companies he has submitted proposals to. as proxy for another, Mr. Chevedden has historically taken credit for substantially similar proposals submitted to Boeing under the same circumstances. For example, in the January 5, 2001, edition of Corporate Governance Highlights, a publication of the Investor Responsibility Research Center (the "IRRC"), Boeing is noted as a target company of Mr. Chevedden for the 2001 proxy season. The article, entitled, "Individual Proponents Unleash a Torrent of Proposals on Companies," states,

> Another prolific corporate gadfly, John Chevedden, has released a target list of companies where he and his associates are filing resolutions. He is sending proposals to Actuant (previously Applied Power), Caterpillar, Northrop Grumman and Paccar asking these companies to redeem or subject their poison pills to shareholder votes. John J. Gilbert is submitting similar poison pill proposals to Boeing, **[*25]** Litton Industries and Southwest Airlines. The Chevedden group is submitting pill proposals to Delphi Automotive, Electronic Data Systems and Raytheon.
>
> Chevedden is submitting proposals to Honeywell and Raytheon asking them to repeal their classified boards. The Chevedden Group is submitting similar proposals to Boeing, First Energy and Maytag. In addition, Larry Anduha is submitting a classified board proposal to Northrop Grumman, Chris Rossi is submitting one to Sempra Energy and Thomas Wallenberg is submitting a classified board proposal to **TRW.**"

The Council of Institutional Investors (the "CII") November 30, 2000, edition of Council Research Service Alerts also details Mr. Chevedden's "target companies" for the 2001 proxy season:

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals-seven--from the group, followed by PG&E with five **[*26]** and Northrop Grumman with three. Seven others-Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Nlaytag, Raytheon, Sempra Energy, and Southwest Airlines-got two apiece.

The IRRC and CII are not alone in attributing various proposals to Mr. Chevedden, even when he is purporting to act as a proxy for a named shareholder. For example, The Corporate Library lists on its website as shareowner proposals filed by Mr. Chevedden for the 2000 proxy season several proposals where Mr. Chevedden was simply given a proxy to act on behalf of the named shareholder CII likewise lists proposals purportedly filed by named shareholders as proposals submitted by Mr. Chevedden. It is clear that Mr. Chevedden is widely recognized as the true sponsor of these resolutions rather than the shareholders under whose name the proposals are submitted.

Third, it appears that Mr. Chevedden's only prior relationship with shareholders Mr. or Mrs Schlossman was in connection with Mr. Chevedden's solicitation of proxies for shareholder proposals. In a conversation that Rick E. Hansen, counsel for the Company, had with Mr. Schlossman on Wednesday, January 31, 2001, Mr. Schlossman informed **[*27]** Mr. Hansen that Mr. Chevedden contacted him to see if Mr. Schlossman would be willing to sponsor a shareholder resolution. Mr. Schlossman indicated that his only previous contact with Mr. Chevedden occurred several years ago when he attended a "Sizzler dinner presentation" at which Mr. Chevedden gave a presentation on several shareholder proposals he was promoting. Mr. Schlossman represented that while he has spoken to Mr. Chevedden a few times over the telephone in connection with the Proposal and has received copies of correspondence from him, the two have never spent any time together discussing the Proposal. Clearly, the relationship between Mr. Schlossman and Mr. Chevedden is not a substantial relationship but minimal at best.

Fourth, in Mr. Hansen's conversation with Mr. Schlossman, Mr. Schlossman represented that Mr. Chevedden drafted the Proposal himself and was solely responsible for the submission of the Proposal to Boeing and any correspondence related thereto. Mr. Sclossman's involvement in the entire process has been minimal, if non-existent. Further, Mr. Schlossman has instructed Boeing to direct all correspondence with respect to the Proposal to Mr. Chevedden. It is **[*28]** quite apparent that Mr. Chevedden has done all of the work in preparing and submitting the Proposal to this point and will continue to do all or substantially all of the work in connection with supporting the Proposal and presenting it at the Annual Meeting.

Here again, even absent Mr. Schlossman's explicit representations to Mr. Hansen, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style, format, type, font, and wording are virtually identical to proposals submitted to Boeing for inclusion in its 2001 proxy statements by numerous shareholders for whom Mr. Chevedden is acting as proxy.

Fifth, as we noted earlier, Mr. Chevedden is not eligible in his own right to submit shareholder proposals to the Company as Mr. Chevedden, to the best of our knowledge, is not a shareholder of Boeing.

Applying the five factors suggested above to the Proposal, it is clear that in this case Mr. Chevedden was not solicited by Mr. Schlossman to assist him in submitting a proposal raising his own concerns with the Company. Instead, Mr. Chevedden sought out Mr. Schlossman and is in essence using him in order to submit a proposal to the Company furthering **[*29]** Mr. Chevedden's own personal agenda with the Company. Mr. Schlossman acknowledged as much in Mr. Hansen's conversation with him when he indicated how he had become acquainted with Mr. Chevedden and that the Proposal was the product of Mr. Chevedden's efforts. Mr. Schlossman, as he acknowledged, is simply lending his support to Mr. Chevedden's efforts. This is a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

Boeing reiterates its belief that it can exclude Mr. Chevedden's proposals from its proxy statement for its 2001 Annual Meeting of Shareholders because Mr. Chevedden, who is not eligible to submit proposals to the Company since he is not a shareholder of the Company, is the true proponent of the Proposal. Boeing also continues to stand by the other reasons for exclusion, as stated in its December 22nd letter. The Company respectfully requests an indication from the staff that it will not recommend enforcement action if the Proposal is omitted on this basis.

Boeing anticipates that the 2001 Proxy Statement will be finalized for printing on or about March 5, 2001. Accordingly, your prompt review of this matter would be greatly **[*30]** appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 206/583-8447,

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

INQUIRY-5: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH&FX

310/371-7872

FX: 202/942-9525

February 5, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)

Shareholder Response to Company No Action

Mr. and Mrs. Bernard Schlossman

Balanced Request for Shareholder Votes

Ladies and Gentlemen:

This is to advise that an updated response to the Boeing no action request will be forwarded within 7 days. This updated response will be a further development of the January 26, 2001 response.

It is respectfully requested that notice be given if this response needs to be expedited to facilitate the Commission's process.

Sincerely,

John Chevedden
For Mrs. and Mrs. Bernard Schlossman
[*31] Shareholders
The Boeing Company

INQUIRY-6: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH&FX

310/371-7872

FX: 202/942-9525

January 26, 2001

UPS Overnight

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Boeing Company (BA)

Shareholder Response to Company No Action Criticism

Mr. and Mrs.. Bernard Schlossman

Balanced Request for Shareholder Votes

Ladies and Gentlemen:

1. Preliminary Response
This is a preliminary response regarding the Boeing Company December 22, 2000 no action criticism (Delivered December 26, 2000). The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding recommendation for a Balanced Request for Shareholder Votes.

The objective of this proposal is to protect shareholder investment in the company through constructive change - or at least the consideration of constructive change. As the lengthy company package indicates, management is steadfastly focused on maintaining the status quo and discouraging the consideration or discussion of options for constructive change. **[*32]**

If the airliners built by Boeing were as immutable to improvement as company corporate governance. 747s would be flying with gargantuan propellers.

2. Application to other Boeing no action packages
Points in this letter apply to other Boeing proposals which are addressed in separate letters. Some of the points made in this no action rebuttal have been researched further since the earlier Boeing rebuttals and apply retroactively.

3. Company violates 80-day advance notice to the Commission.

Rule 14a-8(j)(1)
There are less than 80 days from the December 22, 2000 date of this letter and the March 5, 2001 printing date given by the company. Furthermore the company has not offered to submit to the Commission even a casual "good cause" for missing the 80-day deadline. Thus it is respectfully requested that this no action letter be returned as untimely.

4. Hostile Company Response to Repeated shareholder votes of 47% to 51%
The company response is particularly harsh and hostile, given the consistently high shareholder vote that certain shareholder proposals received. The company has submitted an extensive no action package to completely expunge this proposal topic from its **[*33]** proxy materials.

The well-worn company tactic is to use a "shotgun approach" to "micro-analyze" proposal text in the hope that something or anything will stick. In many cases the end-result is a published shareholder proposal that has a remarkable resemblance to the original submission.

The company gives the perception that it believes its shareholders are adversaries of the company. That shareholders interested in monitoring and protecting their investment through enhanced corporate governance should be targeted for the same response as defendant sued by the company.

The company has not claimed that these proposals do not address serious corporate governance issues that are of concern to many institutional investors. These institutional investors have a fiduciary duty to place the best interest of their clients above the recommendation of company management or the board.

5. Burden of Proof
Rule 14a-8(g) states:
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

6. Eligibility and One-Proposal
There is but **[*34]** one proposal submitted by Mr. and Mrs. Bernard Schlossman with their signatures. The company does not dispute this. Additionally, eligibility and one proposal must be the subject of a company letter to the shareholder within 14 days of submittal of the proposal. The company has failed to do this and is thus untimely on this key issue.

It is not clear what point the company is making about shareholder proposals at other companies to support its request. The company cites proposals that were vigorously opposed by companies and were nonetheless printed in their respective proxy statements. These publications resulted in shareholder votes in which a large percentage or majority of shareholders rejected the company position:

Alaska Air (ALK)	65% Yes
Home Depot (HD)	55% Yes
FirstEnergy (FE)	48% Yes
Sempra Energy (SRE)	41% Yes

One separate proposal each was submitted to Home Depot and Alaska Air by this correspondent on behalf of stock held in his name exclusively.

The company does not cite any Response of the Office of Chief Counsel that said shareholders cannot cooperate in submitting shareholder proposals.

The company hiring a $ 100-million outside firm is an unintended company **[*35]** argument for the opportunity for individual shareholders to cooperate on a small scale to submit Rule 14a-8 proposals to a $ 50-billion company insulated and/or isolated from its shareholders by a $ 100-million hired-firm. The shareholders' objective is to enhance the safety and value of their investment.

The company argument could lead to the slippery slope that shareholders who submit established proposals, widely available on the internet and, as established proposals, more likely to be in an acceptable format, could be excluded for being the proposal of another person.

On the other hand, the company does not cite any rule that companies, their hired-firms and organizations that they hold memberships in cannot cooperate to expunge shareholder proposals completely. The company has not claimed that companies have rights superior to persons.

The company has not established a case for individual shareholders to be denied an opportunity to safeguard their investment in the company by cooperating to submit shareholder proposals under Rule 14a-8.

The Interfaith Center for Corporate Responsibility is an example of cooperation among shareholders to submit shareholder proposals. ICCR **[*36]** has successfully submitted shareholder proposals for 25 years and certain members have used the shareholder proposal text of other members.

The bottom line of company shareholder proposal complaints is that companies have overreacted by submitting very lengthy opposition packages to proposal text and that the percentage of proposal text that was ultimately revised was small. In the majority of cases the shareholder proposal that was published in the company proxy had a remarkable resemblance to the initial submission in spite of 5- to 20-page company letters (plus attachments) concerning a mere 2-pages of proposal text.

It is also significant that the professional staffs of many companies, including Boeing, appear not to be interested enough in corporate governance to obtain the skill in-house to prepare letters to the Commission on corporate governance matters. Instead companies farm out corporate governance work that, if done in-house, could impact their views on improving corporate governance for the good of all shareholders.

7. Company not required to forego informal shareholder agreement efforts
Review by the Staff is not required if proxy issues are first resolved informally **[*37]** with the shareholder. There is no "requirement" that a company file a request for no action advice. There is no requirement that a company exclude precatory shareholder proposals.

8. Shareholders are entitled to protect their investment
Shareholders are entitled to cooperate with other shareholders to protect their investment. The proponents of the proposals are serious and informed investors in the company - interested in protecting and enhancing their investment. Some of these shareholders have a stake in the company that exceeds the stake of certain current and recent directors.

9. Eligibility and Single Proposal Issue:
Company Notice to Cure Required within 14-days of Proposal Submittal

Procedural Requirements: 14 days to object to eligibility
(1) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, **[*38]** as well as of the time frame for your response.

For the foregoing reason the company appears to be fatally untimely in raising this issue now.

10. Shareholder Cooperation
The company position to deny shareholders the right to cooperate to protect their investment in the company could also raise additional issues. This would be analogous to require that shareholders vote personally and not through a broker or mutual fund.

11. Profession staff of $ 50-billion company needs help ... Yet the company paradoxically argues that shareholders can not help each other
The professional staff of the company is apparently incapable of responding to proposals by individual shareholders. So it hires out the opposition work to a $ 100-million firm. Then the company paradoxically argues that individual shareholders must be thwarted in any effort to cooperate in submitting shareholder proposals to which the company hires out lengthy legal opposition packages. This is for even well-established shareholder proposal topics that have consistently been published in the proxy statements of this company and other major companies for a number of years in spite of repeated company challenges.

12. Profession [*39] staff of the $ 50-billion company should take enough interest

in corporate governance to prepare its own letters

13. An Agent is Not Limited To One Purpose
The company uses faulty reverse logic to argue that agents can have but one purpose, presentation of shareholder proposals, because proposal presentation is mentioned in Rule 14a-8. The company fails to note that Rule 14a-8 specifics at least one other instance of an agent acting on behalf of a shareholder. Under Rule 14a-8(b)(2)(i) agents can provide proof of stock ownership.

Rule 14a-8 does not specifically state that there is only one or now maybe two cases where a shareholders may have an agent. This interpretation would put a cloud over institutional investors obtaining outside research and clerical support to prepare and submit a proposal.

If this interpretation were applied to individual shareholders it could later be applied to institutional investors.

The company is in effect arguing that it can force a shareholder to replace a shareholder's legal proxy and the rules of agency should have special limitations for individual shareholders who submit proposals.

14. Right to Appoint a Legal Proxy
If stockholders **[*40]** have been granted by constitutional provision the right to vote by proxy, a corporation cannot limit their choice of a proxy to another stockholder (State ex rel. Syphers v McCune 143 W Va 315, 101 SE2d 834, holding invalid a bylaw that purported to do so).

Similarly, when statues have conferred an unrestricted right to vote by proxy, a corporation may not limit the liberty of a stockholder to select anyone as his proxy. A stockholder may appoint as his proxy one who is a stranger to the corporation. The same person may act as proxy for all or several stockholders.

One may appoint an agent to do whatever one can lawfully do personally. As a general rule whatever a person may do himself he may do through an agent (Del.-Corpus Juris Secundum cited in Zeeb v. Atlas Power Co., 87 A.2d 123, 127, 32 Del.Ch. 486-Corpus Juris Secundum cited in In re Universal Pictures Co. 37 A.2d 615, 621, 28 Del.Ch. 72).

An agent may act as such for a number of principals; dual agency is not, per se, contrary to public policy, but is proper where there is good faith, no conflict of **[*41]** interest, and due authority from both parties.

An agent may act as such for more than one principal or for a number of principals [U.S.-Sharpe v. Bradley Lumber Co., C.A.N.C., 446 F.2d 152, certiorari denied 92 S.Ct. 946).

Dual agency is not, per se, contrary to public policy (Ga.-Spratlin, Harrington & Thomas, Inc. v. Hawn, 156 S.E.2d 402, 116 Ga.App. 175).

Dual agency is proper where good faith exists, where there is no conflict of interest, and there is due authority from both principals (U.S.-Hampton Roads Carriers, Inc. v. Boston ins. Co., D.C.Md., 150 F.Supp. 338).

The company is in effect arguing that it can force a shareholder to replace a shareholder's legal proxy.

If the company sticks to its "one purpose" hypothesis the company must agree that Rule 14a-8(2)(i) regarding proof of share ownership is invalid because proof of ownership can be provided by an agent of the shareholder. If this was correct, then shareholders who are not registered holders of stock on the company's books would be excluded from submitting shareholder proposals.

There is no **[*42]** special rule that under Rule 14a-8 that the general laws that allow one person to act for another are totally suspended. Although part of Rule 14a-8 gives details on the means for a shareholder to have a representative at the meeting, it does not state that this is the exclusive instance in which a shareholder may be represented.

This would foster a serious restriction on shareholders cooperating with each other to promote improved corporate governance and protect their investment. Shareholder cooperation to advocate good corporate governance and thereby protect their investment in the company would thus be wrongly viewed with prejudice.

The company is able to hire a large firm to write a technical 13-page letter on a mere 500-word proposal, yet argues individual shareholders must be denied any benefit of contact with other shareholders who have any experience with shareholder proposals. The company opposes the assistance of family members in the shareholder proposal process.

The company 13-page company letter is an unintended good argument by the company for shareholders to have the right to seek cooperation from other shareholders.

Individual shareholders do not usually have the **[*43]** time and background to fend for themselves in responding to a 13-page letter from a large firm hired by a $ 50-billion company.

Mr. and Mrs. Schlossman have a measured economic stake in Boeing and is interested in protecting his stake in the company.

15. An Election is not Ordinary Business
The company fails to address the first part of the Proposal: "In each shareholder election, that after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose the complete text for each shareholder resolution."

Language changes in the text are acceptable on this new proposal topic. The topic addressees an important issue in analyzing the results of an election when the company spends significant sums in separate mailings outside of the initial proxy mailing that tells shareholders that all shareholder proposals are not in the best interest of the company.

Do not make perfection the enemy of progress, said John McCain, January 23, 2001.

None of the cases cited by the company address the manner in which a company conducts its elections or reports its election results.

Examples of established topics for shareholder proposals dealing **[*44]** with elections include:

. Independent inspector of elections

. Confidential voting
Additionally, a re-solicitation of votes is never ordinary business.

Voting results have a different meaning if the company invests considerable sums to remind its shareholders to vote with management in an election that does not involve a change in control and announces:

. "Your board believes that these Proposals are not in the best interest of the Company"

. "and recommends that you vote AGAINST them.
The company erroneously claims that this "did not contain a one-sided argument."

According to the erroneous company claim this text is simply a voting "mechanics" issue:

. "Your board believes that these Proposals are not in the best interest of the Company"

. "and recommends that you vote AGAINST them.

16. Accurate Statements

Exhibit C does not ask for substantiation, only for a change.

The company claims that this is not a one-sided argument: "Your Board believes that these Proposals are not in the best interests of the Company and recommends that you vote AGAINST them." The company does not disclose what number or percentage of shares were contacted by their mailing and then makes an unsupported **[*45]** claim that it was not a mass mailing. The company does not even disclose the number of shareholders that were contacted. With the burden of proof on the company, the company has omitted sufficient information for any party to reach a conclusion.

The company incredulously claims that a separate mailing - an official recommendation from the highest level of the company to vote against all shareholder resolutions without supplying any information on the merits of the shareholder resolutions - is not one-sided. The company does not explain why it did not include any information directed to the merits of the shareholder resolutions or note that certain leading institutional investors support certain shareholder resolutions - to give balance to this added solicitation.

There is simply no requirement to reiterate the position of the company. The shareholders must refer to the original proxy materials to determine any information on the shareholder proposals. It is an unbalanced practice to facilitate the "reiteration" of information on management proposals and fall to do so on shareholder proposals. For instance the company does not state any other voting recommendation. The is particularly **[*46]** important because, based on the voting results of the 2000 shareholder meeting for at least one proposal topic, the majority of institutional investors voted for the shareholder proposal.

This proposal repeats the figures of 51% and 49.9%. These figures were included in Boeing's 2000 proxy as directed by the Commission Response Letter to the no action request initiated by Boeing.

The company fails to cite the complete proposal text on the election results. If it did it would not have an argument. The proposal is clear in answering the company objections.

There is not a single interpretation of the voting results.

Apparently the company is occasionally oblivious to the charges made to the Commission of the 1999 voting irregularities and then the company inconsistently repeats its response to these charges.

With 40-days guaranteed for preparation and using an outside firm the company simply didn't bother to research the *Corporate Governance Highlights* article. There is no excuse for the company to attempt to bolster its argument by not bothering to follow the given directions to find the cite.

17. The Company Deadline for No Action Requests is Past

This is to note that the deadline **[*47]** has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should be held for the appeal process, if necessary.

The company and outside firms hired by the company are guaranteed 40 days to respond to a mere 500-word proposal to protect shareholder value. The individual shareholder is given the opportunity to respond to the company request but is not likewise guaranteed 40 days to respond.

The individual shareholder is not even guaranteed 20 days to respond. In fact the from the date the company submits its no action request, the Commission usually responds with its determination in 13 to 45 days. Thus shareholders are sometimes pressured to submit a rebuttal to a 5- to 20-page company letter in approximately 14 days. Meanwhile the company had 40 days to prepare an argument on a 2-page shareholder proposal. It is therefore respectfully requested that if the company finds that its request is still wanting - after the 40-days guaranteed for professional preparation - that any further information from the company should **[*48]** be held and not reviewed unless the appeal process is initiated.

18. Conclusion
The bottom line of management's no action request is that management prefers to exclude a serious proposal that challenges management to adopt a higher standard of corporate governance. If that falls the company attempts to micro-edit the proposal.

For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at The Boeing Company.

Sincerely,

John Chevedden
For Mrs. and Mrs. Bernard Schlossman
Shareholder
The Boeing Company

It is respectfully requested that the Response of the Office of Chief Counsel be faxed to this correspondent in order to receive notice concurrent with the notice given to the company.

. Please acknowledge receipt of this letter by date stamping the first page of the top copy (7th copy) and return it in the pre-stamped Priority Mail envelop.

INQUIRY-7: PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 . SEATTLE, WASHINGTON 98101-3099

TELEPHONE: 206 583-8888 . FACSIMILE: 206 583-8500

206-583-8447 **[*49]**

morgj@perkinscoie.com

December 22, 2000

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2001 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 21, 2000, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Bernard and Naomi Schlossman (the "Proponent"), with John Chevedden as proxy, for inclusion in the proxy statement (the "2001 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2001 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2001 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement **[*50]** action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to Company disclosure of "requests for shareholder votes" and states, in relevant part:

> RESOLVED:
>
> EQUALIZE ELECTIONS THROUGH A BALANCED REQUEST
> FOR SHAREHOLDER VOTES.
>
> Boeing shareholders recommend that in each shareholder election, after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes....
>
> Therefore, to be effective this disclosure is to require a separate list of all items of expense for additional vote requests including mailing and other delivery **[*51]** services, telephone expenses, outside proxy solicitor costs and Boeing's employee work-hours and total cost to the company of these work-hours. This disclosure is to be included in the next quarterly report forwarded to shareholders following the annual meeting and in the next annual report. This disclosure is to be included in each communication method (including the internet) the company uses to report to shareholders its results for the quarter and the year. (The only exception to this proposal would be Change in Control Proposals.)

We have advised Boeing that it properly may exclude the Proposal, or portions thereof from the 2001 Proxy Statement and form of proxy. We believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it improperly deals with matters relating to the Company's ordinary business operations. We also believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains statements and assertions that are false and misleading. The reasons for our conclusions in this regard are more particularly described below.

1. The Eligibility and One-Proposal Limitations Are Not Met.

At the outset, we respectfully **[*52]** direct the Staffs attention to the fact that this Proposal is one of six submitted to the Company this year by Mr. John Chevedden acting as proxy for the ostensible "proponents." (The Company's believes Mr. Chevedden is responsible for a seventh proposal submitted by another shareholder.) Mr. Chevedden holds himself out as legal proxy for other shareholders because he himself would not qualify under Rule 14a-8(b) as an eligible proponent, and by using that means to avoid the Rule 14a-8(c) prohibition on submissions of more than one proposal by a single shareholder. Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of legal proxies from other shareholders, constitute a clear and egregious abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now, the Staff is well acquainted with Mr. Chevedden. For a more detailed history of Mr. Chevedden's activities prior to the 2000 proxy season, see *Sempra Energy* (Feb. 29, 2000) *("Sempra"). See also The Home Depot, Inc.* (Apr. 4, 2000) *("Home Depot")* and *First Energy Corp.* **[*53]** (Mar. 7, 2000). Mr. Chevedden's activities continued unabated during the 2000 proxy season, when he was responsible for the submission of five proposals (three through proxies from other shareholders) to Boeing alone. Many of Mr. Chevedden's shareholder proposals have required review by the Staff, as well as extensive correspondence among the Staff, Mr. Chevedden and the recipients of his proposals, and appeals to the Commission. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the recipients' proxy materials. *See, for example, Sempra; Home Depot; Alaska Air Group, Inc.* (Mar. 26, 2000) *("Alaska Air Group").*

Mr. Chevedden's propensity to repeatedly flout the requirements of the Commission's shareholder proposal rules is particularly egregious with respect to the one proposal limitation, Rule 14a-8(c). Mr. Chevedden has established a pattern of submitting multiple proposals, ostensibly as an agent for one or more shareholders of the recipient company. This year, Mr. Chevedden has used this tactic to inundate Boeing with six shareholder proposals for possible inclusion in **[*54]** the Company's 2001 proxy materials. These include:

1. A proposal regarding "Annual Election of Directors," submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust, with John Chevedden as proxy;

2. A proposal regarding a "Shareholder Vote on Poison Pills," submitted by John J. Gilbert, with John Chevedden as proxy;

3. A proposal regarding "Independent Directors," submitted by John J. Gilbert, with John Chevedden as proxy;

4. A proposal regarding "Equalizing Elections," submitted by Bernard and Naomi Schlossman, with John Chevedden as proxy;

5. A proposal regarding "Limiting Stock Dilution," submitted by Thomas Finnegan, with John Chevedden as proxy; and

6. A proposal regarding a "Shareholder Vote on Audit Committee Members," submitted by Charles Miller, with John Chevedden as proxy.

In addition to the foregoing proposals, Boeing also received a shareholder proposal from Mr. Edward P. Olson regarding "Reinstating Simple Majority Vote" that we are quite certain is also Mr. Chevedden's product and was submitted at his behest. Our certainty stems from the fact that the cover letter accompanying the proposal and the proposal itself are in the precise same format, **[*55]** font, and style as the other proposals submitted by Mr. Chevedden. Moreover, we also note that Mr. Olson's proposal is almost identical to "simple majority vote" proposals submitted by Mr. Chevedden in the following recent instances: *Home Depot; Alaska Air Group;* and *Electronic Data Systems, Corp.* (Mar. 24, 2000).

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent this problem by having actual shareholders appoint him as their proxy.

True, there is nothing in Rule 14a-8 that prohibits a shareholder from using a proxy when submitting a proposal to a company for its annual meeting. But it should be the shareholder using a proxy for that purpose, not an activist like Mr. Chevedden using multiple shareholders to **[*56]** make an end-run around the intent and purpose of Rule 14a-8(c). It would be clear to any objective observer that the proposals submitted to Boeing by various individuals with Mr. Chevedden acting as proxy were actually drafted by the same person. The style and format are virtually identical. In fact, in several proposals, Mr. Chevedden makes reference to other proposals, a clear indication that the proposals have come from one source (Mr. Chevedden) rather than two independent sources (the shareholders for whom he purports to act as proxy).

The Company's position in this matter is not idle speculation. The Council of Institutional Investors November 30, 2000, edition of Council Research Service Alerts, a copy of which is attached to this letter as Exhibit B, details Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council **[*57]** sustainer, received the most proposals--seven--from the group, followed by PG&E with five and Northrop Grumman with three. Seven others--Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines--got two apiece.

The reality is that Mr. Chevedden purports to submit his proposals on behalf of a shareholder but it is his proposal, not the proposal of the shareholder, that is being submitted. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. However, in 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available *(Release No. 34-20091,* Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of **[*58]** the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and its [sic] adopting the eligibility requirement as proposed. (emphasis added.)

Prior to 1976, there was no limit on the number of proposals a proponent could submit. However, in 1976 the Commission limited proponents to two proposals. *Release No. 9539* (Nov. 22, 1976). This change was prompted by the Commission's view that several proponents "exceeded the bounds of reasonableness . . . by submitting excessive numbers of proposals to issuers (one proponent submitted 21 proposals to an issuer, and many have submitted ten or more)." *Release No. 9343* (Jul. 7, 1976). In 1983, as part of an effort to "reduce issuer costs and to improve the readability of proxy statements," the Commission restricted proponents to a single proposal. *Release No. 34-20091* (Aug. 16, 1983).

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" **[*59]** in Boeing, and his activities have now "exceeded the bounds of reasonableness," having submitted seven proposals to Boeing alone this year. To permit a single individual such as Mr. Chevedden, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the SEC's rules governing the shareholder proposal process. We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2001 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal Improperly Addresses Matters Relating to the Company's Ordinary Business Operations.

The Proposal improperly addresses a matter relating to the conduct of the Company's ordinary business operations: general corporate disclosure regarding the financial reporting of proxy solicitation expenses.

Rule 14a-8(i)(7) allows a company to omit **[*60]** a proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Company reflect specified proxy solicitation expenses in quarterly and annual financial reports and that the Company restate the "complete text" of each shareholder resolution in subsequent mailings. If implemented, the Proposal would impose a method of reporting financial information that is not mandated under any applicable law or regulation and that in fact conflicts with the proxy statement disclosure of solicitation expenses that is already required by Item 4 of Schedule 14A. Further, the Proposal would require companies to repeat disclosure of the full text of shareholder proposals in any subsequent voting reminder mailings to shareholders, a requirement that is clearly not included in the Commission's proxy solicitation regulations. The Commission has determined the level of information it finds material regarding the state of the Company's business and the requirements for proxy solicitations; it has left the Company discretion to report other information relating to Company's ordinary business operations. The Company **[*61]** submits that the additional disclosure mandated by the Proposal inherently relates "to the company's ordinary business operations" within the meaning of Rule 14a-8(i)(7) because it pertains to reporting of non-material financial information regarding proxy solicitation expenses and imposes proxy solicitation disclosures not required by the Commission's proxy rules. Therefore, the Proposal may properly be excluded.

This conclusion is consistent with the Staffs position, as expressed in numerous no-action letters, permitting registrants to omit from proxy materials proposals addressing additional disclosure and financial reporting. *See, for example, RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal to require disclosure of the company's relationships with its executive compensation consultants); *International Business Machines Corp.* (January 19, 1999) (same); *General Motors Corp.* (Feb. 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resources Corp.* (Jan. 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); *Pacific Gas* **[*62]** *and Electric Co.* (December 13, 1989) (proposal to include "Average Taxes Paid Per Residential Bill" and other financial information in reports to shareholders).

In addition, the Company believes its position is consistent with the Staffs clarification of its interpretation of Rule 14a-8(i)(7) as set forth in *Johnson Controls, Inc.* (Oct. 26, 1999) *("Johnson Controls").* The proposal in *Johnson Controls* would have required additional disclosure about the value of shareholders' equity net of goodwill. The Staff concluded that there was a sufficient basis to exclude the proposal under Rule 14a-8(i)(7). The Staff announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business. "The Staff reasoned that Johnson Controls had met this standard because the subject proposal "related to its ordinary business operations (i.e., the presentation of additional information **[*63]** in financial statements m reports to shareholders)," which is precisely the case here. The subject matter of the Proposal-additional disclosure of non-material financial information regarding proxy-solicitation expenses and disclosure in proxy solicitation reminder mailings relates to the ordinary business operations of the Company.

In sum, because the Proposal, if implemented, would address matters relating to the ordinary business operations of the Company, we believe the Proposal is properly excludable from the 2001 Proxy Statement pursuant to Rule 14a-8(i)(7).

3. The Proposal Contains Materially False and Misleading Statements.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit[] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule **[*64]** 14a-8(i)(3) if they contain false and misleading statements. *See Emerson Electric Co.* (Oct. 27, 2000); *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

The Proposal should be excluded under Rule 14a-8(i)(3) because it rests on a materially false and misleading premise, and its resolutions and supporting statements are consistently false, misleading, and undocumented.

A. The Proposal Rests on a Materially False and Misleading Premise.

The Proposal alleges, without supporting documentation, that in connection with the 2000 Company proxy materials and annual meeting, the Company mailed to shareholders multiple, "one-sided management pitches" for shareholder votes. However, the Proponent's premise is flawed in two ways: the Company neither engaged in multiple "mass mailings" nor sent "one-sided" correspondence to its shareholders. The relevant portions of the Proposal are as follows:

> Management mailed multiple requests for shareholder votes with only management's voting pitch. These additional requests were unnecessary because management had already met the legal requirement of forwarding the complete proxy materials to all shareholders.
>
> Shareholders with only the additional **[*65]** vote request at hand had only the company pitch to guide their vote. Management thus made an expensive effort to influence the shareholder votes by sending these additional, incomplete and unnecessary one-sided management vote pitches--at shareholder expense and without shareholder approval--to thousands of shareholders.
>
> These management mass-mailings opposed the winning 1999 shareholder vote and presented only the contrary management pitch which was already rejected by shareholders. The merits of all shareholder proposals were omitted from these additional (and unnecessary) company mailings made at shareholder expense.

These statements are materially false and misleading for several reasons. First, the Proponent's allegations are simply false. The Company did not send out "multiple requests" for votes with "only management's voting pitch." In anticipation of its 2000 annual meeting, the Company mailed a proxy statement, annual report and proxy card, as required by the proxy rules. A few weeks later, the Company's transfer agent mailed a voting reminder to registered shareholders holding 1000 or more shares who had not yet voted. This voting reminder hardly constitutes the "mass" **[*66]** and "multiple" mailings the Proponent would have the Company's shareholders believe occurred. Further, the Proponent has produced no evidence that would suggest these numerous mailings occurred. In fact, the Proponent's proxy has refused to produce samples of the alleged multiple mailings for verification. In correspondence with Mr. Chevedden, the Proponent's proxy, regarding another shareholder proposal in which claims similar to those in the Proposal are made, the Company asked the Proponent to substantiate his claim. *See* Exhibit C. To date, Mr. Chevedden has declined to do so.

In addition, the Company did not send requests "with only management's voting pitch," as the Proponent claims. Although the Proponent does not identify these "multiple requests," the Company assumes that the Proponent is referring to the reminder mailing sent by the Company's transfer agent, a copy of which is attached to this letter as Exhibit D. This follow-up mailing contained only a duplicate proxy card and a cover note, which is set forth in full below:

> Dear Shareholder:
>
> The Annual Meeting of Shareholders of The Boeing Company will be held on May 1, 2000. Proxy materials for the meeting were **[*67]** sent to you, but to date, we have not received your proxy card.
>
> We ask that you take a moment to vote your shares. As the meeting date draws near you may wish to vote electronically. Instructions for telephone and internet voting appear on the top of the enclosed proxy card.
>
> This year, shareholders are asked to vote on the election of four directors and the amendment to The Boeing Company 1997 Incentive Stock Plan for Employees. Your Board of Directors recommends a vote FOR each of these proposals. You are also asked to vote on seven shareholder proposals. Your Board believes that these Proposals are not in the best interests of the Company and recommends that you vote AGAINST them.
>
> Even if you cannot attend the meeting in person, you can ensure that your shares are represented at the meeting by voting, signing, and returning the enclosed duplicate copy proxy card as soon as possible. A postage paid return envelope is enclosed for your convenience.
>
> If you have any questions, please contact the Office of the Corporate Secretary at (206) 655-1990.

As required by Rule 14a-4(b)(1) of the proxy rules, the proxy card states, "If no direction is given, this proxy will be voted **[*68]** FOR Proposals 1 and 2 and AGAINST proposals 3 through 9." The reminder mailing merely enclosed a duplicate proxy card that contained the required language stating how the proxies would be voted if no direction is given, and a cover note that restated the Company's position on the proposals. It is apparent that the reminder mailing did not contain a one-sided argument regarding the Company's position, or repeat just the Company's statements in opposition to the shareholder proposals from the proxy statement while omitting the Proponent's supporting statements, as the Proposal implies.

The purpose of the reminder was not, as the Proponent asserts, to "influence the shareholder votes" with "one-sided management voting pitches." The duplicate proxy card and the cover note were intended simply to guide shareholders through the mechanics of voting and to reiterate the position stated in the proxy card--that there are a certain number of proposals, some of which are shareholder proposals opposed by the Board. It is altogether misleading to a reasonable reader for the Proposal to state that the Company sends multiple mailings in addition to the proxy statement and proxy card that were intended **[*69]** to improperly sway shareholder votes.

In summary, because the Company did not engage in "mass-mailings" containing "one-sided management voting pitches," the Proposal's premise is materially false and misleading. Therefore, the entire Proposal is properly excludable under Rule 14a-8(i)(3) and Rule 14a-9.

B. The Proposal Contains Individual Statements or Assertions of Fact That Are Materially False or Misleading.

The Proposal contains numerous statements or assertions of fact that are false, misleading, or otherwise undocumented so as to preclude verification from an outside source. Such statements make virtually the entire Proposal false and misleading and should result in the Proposal's exclusion from the proxy statement pursuant to Rule 14a-8(i)(3) and Rule 14a-9. For example:

(1) In 2000, a "majority of shareholders voted in favor of annual election of each director submitted by a shareholder. Even if abstentions were counted as no-votes, shareholders voted 49.9% in favor. Clearly shareholders who voted to abstain did not vote no. . . . Management again opposed this winning proposal that was resubmitted at the 2000 annual meeting."

This reference to a "majority of shareholders **[*70]** voted in favor" and a "winning proposal" are false and misleading. Although the proposal in 1999 received 51% of the yes-no votes, it did not pass by a majority vote under the Delaware General Corporation Law (the "DGCL"). Under the DGCL, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting, i.e. abstentions count as votes against a proposal. *See DGCL Section 216(2).* By Proponent's own admission, the Proposal did not receive enough votes to "win" under Delaware law. Mr. Chevedden is well aware of this distinction, since in *The Boeing Co.* (Chevedden) (Mar. 6, 2000), the Commission found a similar reference implying that the proposal had passed was false and misleading.

In summary, these references to a "majority" and "winning proposal" in the Proposal are false and misleading because they imply that in 1999 the proposal passed under Defaware law, which it did not. Pursuant to Rule 14a-8(i)(3), these statements may properly be omitted from the 2001 Proxy Statement.

(2) "Additionally the vote tabulation was clouded by cuffing **[*71]** off shareholder votes by telephone and by internet 2 days earlier than announced. This irregularity was reported in Corporate Governance Highlights."

This statement is false and misleading. To the Company's knowledge, no charges of tabulating irregularities have been made in connection with the shareholder voting process in 1999. As the Proponent's proxy knows through receiving copies of correspondence between the Company and the SEC, copies of which are attached as Exhibit E, the Company learned on the day of the 1999 Annual Meeting, which was a Monday, that Internet and telephone voting through its transfer agent's facilities had inadvertently been closed at the close of business on the preceding Friday, instead of Sunday afternoon as stated in the proxy card. The Company's transfer agent accepted full responsibility for the error. The charges of irregularities in 1999 are clearly unfounded, inflammatory, and in view of the knowledge of the Proponent's proxy of the matter, intentionally false and misleading.

Further, the statements are misleading because the Proponent provides no citation or documentation to support the assertion that the "irregularity" was reported in *Corporate* **[*72]** *Governance Highlights.* Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. These statements therefore may properly be excluded from the Proposal under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2001 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2001 Proxy Statement will be finalized for printing on or about March 5, 2001. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

EXHIBIT A

10923 Rathburn Ave.

Northridge, CA 91326-2854

FX: 206/655-4206 **[*73]**

PH: 206/544-7000

November 14, 2000

Mr. Philip M. Condit
Chairman
The Boeing Company
7755 East Marginal Way South
Seattle, Washington 98108

Dear Mr. Condit and Directors of The Boeing Company,

The enclosed resolution is respectfully submitted for consideration and action by shareholders at the next and/or 2001 shareholder meeting. It is submitted for inclusion for shareholder vote in the Boeing Company proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We have owned in excess of $ 2000 of Boeing stock continuously for more than one year and will own the required amount of stock through the next Boeing shareholder meeting.

This is our legal proxy for Mr. Chevedden to represent us and our shareholder resolution for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. Chevedden.

Mr. John Chevedden can be contacted at:

PH: 310/371-7872
FX: 310/371-7872

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

This proposal is believed to be in the best interest of Boeing and its shareholders. A commitment from Boeing to enact **[*74]** this resolution would allow the resolution to be withdrawn.

Sincerely,

Bernard Schlossman and Naomi Schlossman
Shareholders
The Boeing Company

ATTACHMENT

Item 5

Equalize Elections

Through a Balanced Request for Shareholder Votes

Mr. and Mrs. Bernard Schlossman, Northridge, Calif., submit this proposal for shareholder vote.

RESOLVED:
Equalize Elections
Through a Balanced Request for Shareholder Votes
Boeing shareholders recommend that in each shareholder election, after the initial request for shareholder votes is completed, any additional request for shareholder votes must disclose:
1) The complete text for each shareholder resolution,
and following the election disclose:
2) Funds the company spends on additional requests for shareholder votes.

Management demonstrated the need for this comprehensive proposal for balanced elections (with full disclosure) by its response to the majority of yes and no votes cast at the 1999 annual shareholder meeting. A majority of shareholders voted in favor of annual election of each director submitted by a shareholder.

Even if abstentions were counted as no-votes, shareholders voted 49.9% in favor. Clearly shareholders **[*75]** who voted to abstain did not vote no. Additionally the vote tabulation was clouded by cutting off shareholder votes by telephone and by internet 2 days earlier than announced. This irregularity was reported in *Corporate Governance Highlights*.

Worse than simply ignoring this majority shareholder vote:
Management again opposed this winning proposal that was resubmitted at the 2000 annual meeting. Management then mailed multiple requests for shareholder votes with only management's voting pitch. These additional requests were unnecessary because management had already met the legal requirement of forwarding the complete proxy materials to all shareholders.

Shareholders with only the additional vote request at hand had only the company pitch to guide their vote. Management thus made an expensive effort to influence shareholder votes by sending these additional, incomplete and unnecessary one-sided management vote pitches - at shareholder expense and without shareholder approval - to thousands of shareholders.

These management mass-mailings opposed the winning 1999 shareholder vote and presented only the contrary management pitch which was already rejected by shareholders.

The merits **[*76]** of all shareholder proposals were omitted from these additional (and unnecessary) company mailings made at shareholder expense.

Shareholders have a right to know the amount of their money that is being spent by management to oppose a proposal that shareholders voted for in the previous year.

Therefore to be effective this disclosure is to require a separate list of all items of expense for additional vote requests including mailing and other delivery services, telephone expenses, outside proxy solicitor costs and Boeing's employee work-hours and total cost to the company of these work-hours. This disclosure is to be included in the next quarterly report forwarded to shareholders following the annual meeting and in the next annual report. This disclosure is to be included in each communication method (including the internet) the company uses to report to shareholders its results for the quarter and the year. (The only exception to this proposal would be Change in Control Proposals.)

This reform will allow shareholders to see both sides of ballot issues in each separate request for their vote. Shareholders will also be advised of the amount of their money that management is spending **[*77]** to oppose their previous majority vote. Vote yes to:

Equalize Elections

Through a Balanced Request for Sharholder Votes

Yes on 5

EXHIBIT B

October 24, 2000: Company requested revision and update

PROPOSAL 4

ANNUAL ELECTION of ALL DIRECTORS

ADOPT PROPOSAL TOPIC THAT WON A MAJORITY VOTE of SHARES, VOTED

INDEPENDENT of MANAGEMENT in 1997, 1999 & 2000

(In each of these 3 elections shareholder approval ranged from 47.6% to 49.9% even if abstentions are counted as no votes and also negative votes by management, directors and management trustees are counted. Tabulating irregularities were also reported.

Shareholders request the Board of Directors take all necessary steps to adopt annual election of all directors as corporate policy.

This includes the requirement that a shareholder vote, voting on a separate topic, is required to change this resolution once enacted. The unexpired terms of current directors are not affected.

This proposal topic won an impressive majority approval of Boeing stock, voted independently of management in 1997, 1999 and 2000. Management trustees vote large blocks of Boeing stock including substantial employee-owned shares. Many **[*78]** institutional investors believe that such trustees vote according to management's position.

Shareholders recommend that the company enact this proposal now. Three years of a majority vote, from shares voted independently of management - should be sufficient to enact a shareholder proposal - if a company respects the judgment of its shareholders.

The 2000 vote was particularly significant since management tried to influence results by sending one-sided voting instructions - at shareholder expense no less - to thousands of shareholders that presented only management's position. The merits of all shareholder proposals were omitted.

The Council of Institutional Investors (http://www.cii.org) recommends in its Shareholder Bill of Rights:

1) Annual election of all directors.

2) Adoption of shareholder resolutions that receive a majority of votes cast.
Boeing is 48%-owned by institutional investors.

Good governance rules can improve stock price:

A new survey by McKinsey & Co., international management consultant, shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Steet Journal June 19, 2000

After Boeing's $ 4 billion **[*79]** corporate nose-dive in 1998, the company has not taken any significant step to improve its corporate governance rules.

Meanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors:

. The 2000 company proxy recommended a shareholder vote for a stock option plan to dilute the stock 37% higher than recommended by a major proxy analysis firm.

. The "separate" Board of Directors Compensation and Nominating committees have 5 identical directors.

. Mr. Platt's objectivity on the key audit committee could be questioned based on his long-term relationship with Boeing CEO, Mr. Condit on the Hewlett-Packard board.

Based on the 3 years of strong support the company is asked to:

1) Adopt this proposal or
2) Submit this proposal to a vote of shareholders under company sponsorship.

Vote yes for:

ANNUAL ELECTION of ALL DIRECTORS

ADOPT PROPOSAL TOPIC THAT WON in 3 ELECTIONS a MAJORITY VOTE of

SHARES, VOTED INDEPENDENT of MANAGEMENT

YES ON 4

The Company is respectfully requested to insert the correct proposal number in the proxy statement.

PROPOSAL 8

LIMIT STOCK DILUTION

Thomas Finnegan, **[*80]** 8152 S.E. Ketchum Road, Olalla, WA 98359 submits this proposal for vote at The Boeing Company shareholder meeting:

RESOLVED:

LIMIT STOCK DILUTION

Boeing shareholders recommend that the company not present any executive enrichment stock option proposal to shareholders that could make Boeing total stock option dilution greater than Boeing's industry peer group.

Management recommended shareholder approval for a stock option plan in its Year 2000 proxy that could dilute Boeing stock 37% higher than the level recommended by a major proxy analysis firm. The 37% higher figure was based on a Boeing stock dilution comparison with Boeing's industry peer group.

Furthermore, the Year 2000 executive enrichment proposal to add shares to the stock option plan:

1) Benefits consultants, agents, advisors and independent contractors in addition to senior executives.

2) It is administered by the Compensation Committee which is not completely independent of Boeing management.

3) If Boeing stock does not reach the target price for senior executives to receive stock, the non-independent (of management) Compensation Committee can lower the target price.

4) Previous stock option plans already had 36 million **[*81]** 8hbres remaining to be exercised.

5) This executive enrichment proposal received an 18% no-vote at the 2000 annual meeting - a substantial no-vote for a proposal recommended by management.

The public perception of the executive enrichment company stock option plans is:

Boeing executives are to reap riches. Boeing gave 2,000 senior executives $ 140 million in stock last week under an incentive plan triggered by the company's recent stock price.

The plan could give the managers stock valued at $ 850 million in coming months if shares trade at $ 75. Boeing Chairman Phil Condit stands to get about $ 23 million, according to company regulatory filings.

Seattle Times Oct. 3, 2000

Meanwhile, the shareholder lawsuit filed in Seattle Federal Court that Boeing executives allegedly concealed production problems in an attempt to preserve the company's stock price remains unresolved.

To maintain and increase shareholder value, vote yes to:

LIMIT STOCK DILUTION

YES ON 8

The Company is respectfully requested to insert the correct proposal number in the proxy statement.

EXHIBIT E

BOEING

The Boeing Company

P.O. Box 3707 MC 13-08

Seattle, WA 98124-2207

Phone: (206) 655-2505 **[*82]** . Fax: (206) 544-4900

Facsimile (202) 942-9525

October 7, 1999

Mr. Brian J. Lane
Director, Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: John Chevedden Letter

Dear Mr. Lane:

We are writing in response to a letter sent to you by John Chevedden, dated September 15, 1999 (a copy is attached), alleging that The Boeing Company intentionally and improperly off electronic proxy voting two days before the deadline specified on the proxy card sent to registered shareholders and employee stock plan participants for its 1999 Annual Meeting. Mr. Chevedden's letter suggests that Boeing cut off electronic voting prematurely with the intent of preventing approval of a non-binding shareholder proposal submitted by Mr. Chevedden to declassify the Board of Directors.

Mr. Chevedden's allegations are unfounded. As evidenced by the enclosed letter from Boston EquiServe, Boeing's transfer agent and proxy tabulation agent, an error by an EquiServe staff member resulted in Boeing's electronic voting sites being closed prematurely by EquiServe.

Like almost all large public companies, Boeing hires an outside tabulation agent **[*83]** to process the results of proxy voting for its annual meetings. Boston EquiServe is one of the nation's largest corporate shareholder services companies, and reports that it provides shareholder services to over 1,400 publicly traded companies.

To provide its shareholders with the most convenient and efficient methods of proxy voting permitted by emerging technology, Boeing in 1998 and again in 1999 worked with Boston EquiServe to make internet and telephonic voting available to registered shareholders and employee plan participants for its annual meetings. Boeing contracted with Boston EquiServe to make electronic voting available 24 hours a day, 7 days a week, until 3:00 p.m. E.T. on Sunday, April 25, the day before its April 26, 1999 Annual Meeting. This information was printed on the proxy card Sent by Boston EquiServe to registered shareholders and employee stock plan participants.

Unfortunately, the Boston EquiServe staff member who was in charge of Boeing's electronic voting sites mistakenly closed the sites at 1:00 p.m. on Friday, April 23, the final day of the business week before the Annual Meeting. Boston EquiServe in the attached letter takes fill responsibility for **[*84]** the error of its staff member, and states that it has "reviewed and revised procedures to prevent any such possible reoccurrence."

When Boeing became aware of the premature closing of the electronic voting sites provided by Boston EquiServe, the Boeing personnel responsible for voting were en route from their office in Seattle to Los Angeles, where the Annual Meeting was held. Boston EquiServe personnel could not be contacted due to travel and were unaware of the error until the day of the meeting.

It should also be noted that at the time of the Annual Meeting, more than 84 percent of the 936,000,000 shares eligible to vote were owned by beneficial holders who received their proxy materials from Automatic Data Processing. Those shareholders did not receive the Company's proxy card. They received ADP's Voting Instruction Form, which directed them to ADP's electronic voting sites, not to Boston EquiServe's.

Boeing has previously advised Mr. Chevedden of the cause of the inadvertent early closing of Boston EquiServe's electronic voting at its 1999 Annual Meeting. We are surprised that despite this, Mr. Chevedden has persisted in making false and groundless allegations about the **[*85]** closing of those electronic voting sites prior to the time specified.

There is no real reason to assume that, as Mr. Chevedden implies, the premature closing of Boston EquiServe's sites unfavorably impacted the outcome of the vote on this issue. In fact, votes received through Boston EquiServe's electronic sites did not favor Mr. Chevedden's proposal. We are advised that the final tally of telephone and Internet votes was as follows:

For	2,176,176.9648
Against	9,232,864.3403
Abstain	179,992.5626

Although Boeing regrets the human error that led to the early closing of those electronic voting sites, the error was clearly an inadvertent mistake resulting from a Boston EquiServe staff member's unfamiliarity with the procedures related to this relatively new technology. As noted above, Boston EquiServe has assured Boeing that it has reviewed its internal procedures and has taken action to prevent a similar error from occurring in the future.

Very truly yours,

James C. Johnson

Appendix F

APPENDIX F-1

Hyphenated Word Count — Not counted — Total Word Count

November 20, 2001 update of August 6, 2001 submission

4 - ELECT EACH DIRECTOR ANNUALLY 5

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.] Not counted

1 **This topic won 52% of the yes-no shareholder vote in 2001** 12

Chris Rossi, P.O. Box 249, Boonville, CA 95415, owner of 1944 Sempra Energy shares, submits this proposal. 17

1 Sempra Energy shareholders request the Board of Directors take all necessary steps to elect each director annually as company policy. Shareholders formally voted in favor of this proposal topic at the 2001 shareholder meeting. Shareholders also formally voted in favor of the 2001 shareholder proposal for simple majority vote (54% of yes-no vote). 54

This proposal makes sense because shareholders should have the opportunity to express their view on our directors' performance annually – instead of waiting 3 years – especially during such setbacks as: 29

1) The 2001 California energy crises
2) The 35% dividend cut from $1.56 down to $1.00 16

Directors need not fear an annual evaluation from shareholders because they usually run against no competing candidates. 17

This proposal merely reinstates the annual election of each director that was standard practice at Pacific Enterprises prior to the merger that created Sempra Energy. This proposal policy includes the request that once adopted any change on this issue be voted on by shareholders as a separate proposal. 48

Level of accountability is closely related to financial performance 9

I believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. When directors are accountable for their actions yearly, they and the company perform better. 35

Sempra directors already serve at companies that are committed to annual election of each director. The current piecemeal election of directors can insulate directors from the consequence of poor performance. 30

Strong Institutional Investor Support 4

Fifty-one (51) proposals on this topic won an overall 54% yes-no vote at major companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (*www.cii.org*). Institutional investors own 42% of Sempra stock. 41

Votes equally valuable 3

2 It is believed that when directors accept yes-votes for their own election, as our directors did in 2001, they should give equal value to the yes-votes for shareholder proposals, and take the steps to adopt this proposal topic. 40

Directors may take more interest in our company if more of their own money is on the line 18

According to the Sempra 2001 proxy statement certain directors have a past practice, or could have a future practice, of actually owning a token amount of 26

HYPHENATED WORDS

TOTAL WORD COUNT

stock, particularly compared to their total wealth or current income. Under annual election of each director, directors could be faced with defending annually the status quo on their low stock holdings in our company. Directors could also be faced annually with defending such practices as allowing our Chairman, Stephen Baum, to have $20 million total annual compensation from Sempra Energy. 60

3 According to 2001 data a 6-director majority, of non-employee directors, each own less than 3007 shares of stock. This could be less stock than many of Sempra's fixed-income shareholders own. 33

The best boards continue to raise the bar, convinced that a stronger board can only help improve competitiveness – *Business Week*. 20

In the interest of shareholder value:
ELECT EACH DIRECTOR ANNUALLY
YES ON 4 13

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

TOTAL WORD COUNT

530*

TOTAL WORD COUNT <u>530</u>

EVEN IF IGNORE PARAGRAPH OF PROPONENT ADDRESS (17 WORDS) AND COUNT ALL HYPHENATED WORDS (yes-no, yes-votes, super-majority, 6-director, fixed-income) AS ONE WORD (TOTAL OF 8 WORDS), THE PROPOSAL IS MORE THAN 500 WORDS

* Note: Percentages, numbers spelled-out and dollar amounts (e.g. 54%, fifty-one, $1.35) ~~[illegible]~~ counted as one word.

APPENDIX F-2

November 20, 2001

5 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 54% of the yes-no shareholder vote in 2001

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal for shareholder vote on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust.

RESOLVED:

ALLOW SIMPLE-MAJORITY VOTE

Shareholders request our company take the steps necessary to implement a policy of simple-majority vote. This recommended policy includes all issues submitted to shareholder vote to the fullest extent possible, that any future simple/super-majority proposal be put to shareholder vote – as a separate item for vote and that our directors make a commitment to implement this policy within 90-days of the annual meeting. This proposal recommends a policy of the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible and as soon as possible.

Simple-majority requirements are widely supported

Major pension funds including those representing management and union employees support simple-majority provisions.

Proponents of the simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock. Simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000.

Dubious Distinction

By not acting on the favorable vote for this topic in 2001 our directors have the dubious distinction of not commanding the full support of their shareholders on certain key rules at the highest level of the company.

Institutional investor support of this topic should command the attention of our directors

This proposal topic won significant institutional support to win 54% of the yes-no vote at the 2001 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors, and they sell their stock in our company, it could negatively impact all shareholders.

Increasingly institutional investors understand their role as owners of companies. Additionally many companies themselves respect the rights of institutional investors to raise issues as owners who have invested in the company's future.

This proposal won 54% vote – A significant win after the challenge of our company's vote-no campaign

Our management ordered, and reported, three special vote-no solicitations against the proposals of its own shareholders – without any shareholder approval whatsoever. This vote-no campaign against shareholder proposals were paid for by shareholders through funds from the company treasury.

HYPHENATED WORDS — TOTAL WORD COUNT

2 The company vote-no campaign is all the more incomprehensible since there was no vote-yes campaign to respond to. 20

In contrast to the 2001 Management Argument 7

2 A respected independent proxy analysis firm said super-majority votes serve to lock in provisions that are harmful to shareholders. Super-majority may entrench management by preventing action that may benefit shareholders. 32

Management Commitment to Shareholders 4

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value. 25

1 In recent years, various companies have been willing to implement proposal topics that have won a majority of yes-no shareholder votes. We believe that our company should do so as well. 32

2 In the interest of sustained shareholder value vote yes:

ALLOW SIMPLE-MAJORITY VOTE

This topic won 54% of the yes-no shareholder vote in 2001

YES ON 5 28

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

TOTAL HYPENATED WORDS — 22

TOTAL WORDS 558*

TOTAL WORD COUNT = 558*

EVEN IF IGNORE PARAGRAPH OF PROPONENT ADDRESS (29 WORDS) AND TREAT ALL HYPHENATED WORDS (super-majority, simple-majority, simple/super-majority yes-no, vote-no, vote-yes) AS ONE WORD (TOTAL OF 22 WORDS), THE PROPOSAL IS MORE THAN 500 WORDS.

* NOTE ALL PECENTAGES (e.g. 54%) COUNTED AS ONE WORD RATHER THAN TWO OR THREE WORDS

Appendix G

APPENDIX G-1

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 619/233-6875
PH: 619/696-2000

RECEIVED
NOV 19 2001
T.C. SANGER

Mr. Stephen L. Baum
Chairman and
Chief Executive Officer
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Baum and Directors of Sempra Energy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John J. Gilbert for
Gaston J. Gilbert
Shareholder
Sempra Energy (SRE)

11/16/01
Date

cc:
John R. Light
Executive Vice President
FX: 619/233-6878
PH: 619/696-4641

Thomas C. Sanger
FX: 619/233-6878
PH: 619/696-4644

APPENDIX G-2

Sempra Energy

Thomas C. Sanger
Corporate Secretary

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4644
Fax: 619.696.4508
tsanger@sempra.com

November 21, 2001

VIA USPS EXPRESS MAIL

John J. Gilbert
29 East 64th Street
New York, NY 10021-7048

Re: Shareholder Proposal

Dear Mr. Gilbert:

Sempra Energy acknowledges receipt of your letter dated November 16, 2001 submitting a proposal for consideration by shareholders and inclusion in our proxy statement for the 2002 Annual Meeting of Shareholders.

A search of our shareholder records indicates that neither you nor Caston J. Gilbert (for whom you appear to be acting) is a registered holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Securities & Exchange Commission's Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal. You must also include your own written statement that you intend to continue to hold the shares through the date of the 2002 Annual Meeting. In the event that you are acting on behalf of someone else, these statements must relate to the person for whom you are acting and you must also provide us with appropriate proof of your authority so to act.

Both of these written statements together with any required proof of authority to act on behalf of another must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide these statements within this time frame would permit us to exclude your proposal from our proxy statement. Calling your attention to these requirements does not, of course, waive any other basis that Sempra Energy may have for omitting your proposal from its proxy materials.

Very truly yours,

Thomas C. Sanger

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
'(USPS Express Mail and Fas to 310/371-7872

bcc: Gary Kyle

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FROM: (PLEASE PRINT) PHONE 619 696 ~~2118~~ 4644

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SAN DIEGO CA 92101-3017

Thomas C. Sanger

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APPENDIX G-3

Deutsche Banc Alex. Brown

Deutsche Bank

DB Alex. Brown LLC
280 Park Avenue, 3rd Floor
New York, NY 10017

November 29, 2001

Margot R. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J Gilbert
29 East 64th Street #11A
New York, NY 10021

Re: Deutsche Banc Alex. Brown Account

Dear Trustees:

You recently placed a request with this office. In regards to the above referenced account, you questioned a holding period for Sempra Energy. I have reviewed the above referenced account. I pulled statements from November 1,2000 to the present. I found that the above referenced account held 73 shares of Sempra Energy(SRE). I show no withdrawals in relation to these shares for that time period.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Todd-Anne Kostkowicz
Associate

Post-it® Fax Note 7871	Date 12-4-01 # of pages ▶ 1
To Thomas Sanger	From John Chevedden
Co./Dept. and/or legal dept.	Co.
Phone # FX: 619/233-6875	Phone # →
Fax # 619/696-4508	Fax # 310/371-7872

TOTAL P.01

APPENDIX G-4

Sempra Energy

Thomas C. Sanger
Corporate Secretary

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4644
Fax: 619.696.4508
tsanger@sempra.com

December 5, 2001

VIA USPS EXPRESS MAIL

John J. Gilbert
29 East 64th Street
New York, NY 10021-7048

Re: Shareholder Proposal

Dear Mr. Gilbert:

Please refer to our letter to you dated November 21, 2001 concerning the shareholder proposal that you have submitted for inclusion in Sempra's proxy materials pursuant to the Securities & Exchange Commission's Shareholder Proposal Rule.

Our letter advises you that you must provide us with proof of your eligibility to submit a proposal within 14 days from your receipt of the letter. Specifically, it advises you that we must receive (i) a written statement from the record holder of your shares verifying that you have continuously held at least $2000 in market value of our shares for at least one year by the date you submitted your proposal, (ii) a written statement that you intend to hold the shares through the date of our 2002 Annual Meeting and (iii) if you are asking on behalf of someone else, these statements must relate to the person for whom you are acting and you must also provide us of appropriate proof of your authority so to act.

Yesterday we received from John Chevedden a largely illegible fax of a letter from Deutsche Bank Alex Brown (a copy of which is enclosed) that is apparently intended to be appropriately responsive to our letter. But, it utterly fails to provide the required proof of eligibility.

The letter (as best as we can make out from the poor fax copy) appears to be addressed to:

Margot K. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J. Gilbert

It states that the addressees have held 75 (it is impossible to be certain of the number given the poor copy) of our shares "from November 1, 2000 to the present."

But none of the addressees is the proponent of the proposal which was submitted in your name. It does not confirm that you own any shares of Sempra. Nor does it provide any proof that you have any authority whatsoever to act for Caston J. Gilbert for whom it appears you may have submitted the proposal.

In addition, at the time you submitted your proposal our shares were selling for less than $25 per share and had sold at below that price frequently during the one year preceding the submission of your proposal. Accordingly, it does not appear that the number of shares held by the addressees meets the eligibility requirement to continuously hold at least $2,000 in market value of our shares.

Finally, the letter does not nor have you otherwise advised us in writing that the person (if any) for whom you may be acting in submitting your proposal intends to hold our shares through the date of our 2002 Annual Meeting.

Accordingly, the letter from Deutsch Bank Alex Brown fails to satisfy any of the proof of eligibility requirements set forth in our letter to you of November 21. Consequently, if you do not provide such proof of eligibility within 14 days from your receipt of our November 21 letter we will be permitted to exclude your proposal from our proxy materials.

Calling your attention to the foregoing requirements does not, of course, waive any other bases that we may have for excluding your proposal from our proxy materials including, without limitation, the matters described in our letter to Mr. Chevedden of November 28, 2001 of which you received a copy

Very Truly yours,

Thomas C. Sanger

Cc: John Chevedden
2215 Nelson Ave., No.205
Redondo Beach, CA 90278
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APPENDIX G-5

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 619/696-4508

December 5, 2001

Mr. Thomas Sanger
Sempra Energy (SRE)
POB 129400
San Diego, CA 92112-9400

Dear Mr. Sanger,

Enclosed are enlarged copies of the November 29, 2001 broker verification letter. This statement from the submittal letter continues to apply, "Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting." In other words the current shareholding will continue through the 2002 annual meeting. This shareholding amount appears consistent with the Staff Legal Bulletin No. 14 requirement. Please telephone and fax on December 6, 2001 if you feel you need further clarification or if you feel that any further rule 14a-8 requirements need to be met.

Sincerely,

John Chevedden for
John Gilbert TTEES U/W/O Caston J. Gilbert

cc:
John Gilbert

he Banc Alex. Brown

Deutsche Bank

DB Alex. Brown LLC
280 Park Avenue, 3rd Floor
New York, NY 10017

November 29, 2001

Margot R. Gilbert
Frank John Gilbert TTEES
U/W/O Carlton J Gilbert
29 East 64th Street #11A
New York, NY 10021

Re: Deutsche Banc Alex. Brown Account

Dear Trustees:

You recently placed a request with this office. In regards to the above referenced account, you questioned a holding period for Sempra Energy. I have reviewed the above referenced account. I pulled statements from November 1,2000 to the present. I found that the above referenced account held 75 shares of Sempra Energy(SRE). I show no withdrawals in relation to these shares for that time period.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Teddi-Anne Kostkowicz
Associate

November 29, 2001

Margot R. Gilbert
Frank John Gilbert TTEES
U/W/O Caston J Gilbert
29 East 64th Street #11A
New York, NY 10021

Re: Deutsche Banc Alex. Brown Account

Dear Trustees:

You recently placed a request with this office. In regards to the above referenced account, you questioned a holding period for Sempra Energy. I have reviewed the above referenced account. I pulled statements from November 1,2000 to the present. I found that the above referenced account held 75 shares of Sempra Energy(SRE). I show no withdrawals in relation to these shares for that time period.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Toddi-Anne Kostkowicz
Associate

APPENDIX G-6

Sempra Energy

Thomas C. Sanger
Corporate Secretary

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4644
Fax: 619.696.4508
tsanger@sempra.com

December 6, 2001

Via Facsimile (310-371-7872) and Certified Mail

Mr. John Chevedden
2215 Nelson Avenue – No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

The documentation that you faxed today continues to state that the 75 shares to which it refers are owned by Margot K. Gilbert and Frank John Gilbert TTEES U/W/O Caston J. Gilbert.

As we noted in our letter to you yesterday, these individuals are not the proponents of the proposal submitted by John J. Gilbert. Accordingly, we continue to believe that John J. Gilbert has not provided the required proof of eligibility necessary to submit a shareholder proposal.

Very truly yours,

Thomas C. Sanger

Thomas C. Sanger

cc: John J. Gilbert (Via Certified Mail)

MODE = MEMORY TRANSMISSION   START=DEC-06 16:47   END=DEC-06 16:48

FILE NO.= 146

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES	PRG.NO.	PROGRAM NAME
001	OK	☎	913103717872	001/001		

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

John Chevedden
2215 Nelson Avenue - No. 205
Redondo Beach, CA 90278

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*
B. Date of Delivery 12-11-01

C. Signature
X T.W. McGuire ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1530 0005 5215 5809

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

John J. Gilbert
29 East 64th Street
New York, NY 10021-7048

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* DAVID BROWN
B. Date of Delivery 12/16/01

C. Signature
X David Brown ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1530 0005 5215 5816

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

APPENDIX G-7

Sanger, Thomas C.

From: Sanger, Thomas C.
Sent: Monday, December 10, 2001 10:53 AM
To: 'caravan west'
Subject: RE: SRE & Proposal

Dear Mr. Chevedden,

Your e-mail of December 6 identifies "Margot R. Gilbert Frank" and "John Gilbert" as trustees for Caston J. Gilbert. However, the broker letter to which you refer clearly identifies "Margot R. Gilbert" and "Frank John Gilbert" as trustees for Caston J. Gilbert. Please note that neither Margot R. Gilbert or Frank John Gilbert are the proponents of the sharehdolder proposal submitted by John J. Gilbert.

In addition, we also note that your e-mail was transmitted after the 14-day period for providing proof of eligibility to submit a shareholder proposal had expired.

Tom Sanger
Corporate Secretary
Sempra Energy
Phone: (619) 696-4644
Fax: (619) 696-4508

-----Original Message-----
From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Thursday, December 06, 2001 9:13 PM
To: Thomas Sanger
Subject: SRE & Proposal

Dear Mr. Sanger,

To clarify the broker letter, the names are Margot K. Gilbert Frank and John Gilbert. Please advise by email today whether there are any remaining issues now.

Sincerely,
John Chevedden

cc:
John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 18, 2001

The Rossi proposal relates to annual elections, the Gilbert proposal relates to poison pill plans and the Chevedden Family Trust proposal relates to simple majority voting.

There appears to be some basis for your view that Sempra Energy may exclude the Gilbert proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sempra Energy's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis upon which Sempra Energy relies.

There appears to be some basis for your view that Sempra Energy may exclude each of the Chevedden Family Trust and the Rossi proposals under rule 14a-8(f). We note in particular that each of the proposals appear to exceed the 500-word limitation imposed by 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Sempra Energy omits the proposals from its proxy material in reliance on rules 14a-8(f) and 14a-8(d). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra Energy relies.

Sincerely,

Keir Devon Gumbs
Special Counsel